UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2019
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Jorge Figueiredo Correa, n° 1.632, Jd. Professora Tarcília
CEP 13087-397 - Campinas - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

Table of Contents

Company Data

Capital Composition	2
Cash dividends	3
Individual interim financial statements
Statement of Financial Position - Assets	4
Statement of Financial Position - Liabilities and Equity	5
Statement of Income	6
Statement of Comprehensive Income	7
Statement of Cash Flows – Indirect Method	8
Statement of Changes in Equity
01/01/2019 to 06/30/2019	9
01/01/2018 to 06/30/2018	10
Statements of Value Added	11
Consolidated Interim Financial Statements
Statement of Financial Position - Assets	12
Statement of Financial Position - Liabilities and Equity	13
Statement of Income	14
Statement of Comprehensive Income	15
Statement of Cash Flows - Indirect Method	16
Statement of Changes in Equity
01/01/2019 to 06/30/2019	17
01/01/2018 to 06/30/2018	18
Statements of Value Added	19
Comments on Performance	20
Notes to Interim financial statements	28
Other relevant information	82
Reports
Independent Auditor’s Report - Unqualified	83
Management declaration on financial statements	85
Management declaration on independent auditor's report	86

Capital Composition

Number of Shares (In units)	Closing Date 06/30/2019
Paid-in capital
Common	1,152,254,440
Preferred	0
Total	1,152,254,440
Treasury Stock	0
Common	0
Preferred	0
Total	0

Company Data

Cash Dividends

Event

Approval

		Description	Beginning of payment	Type of share	Class of share	Amount per share (Reais/share)
Annual and extraordinary general meeting	04/30/2019	Dividends		Common		0.48018

Individual Financial Statements

Statement of Financial Position – Assets

(In thousands of Brazilian reais - R$)

Code	Description	Current Year 06/30/2019	Previous Year 12/31/2018
1	Total assets	15,541,616	10,807,954
1.01	Current assets	5,066,777	799,599
1.01.01	Cash and cash equivalents	4,107,935	79,364
1.01.06	Taxes recoverable	5,503	18,087
1.01.06.01	Current taxes recoverable	5,503	18,087
1.01.06.01.01	Income tax and social contribution recoverable	2,067	9,441
1.01.06.01.02	Other taxes recoverable	3,436	8,646
1.01.08	Other current assets	953,339	702,148
1.01.08.03	Other	953,339	702,148
1.01.08.03.01	Other receivables	424	417
1.01.08.03.04	Dividends and interest on capital	952,915	701,731
1.02	Noncurrent assets	10,474,839	10,008,355
1.02.01	Long-term assets	142,973	191,019
1.02.01.07	Deferred taxes	136,348	112,522
1.02.01.07.02	Deferred tax assets	136,348	112,522
1.02.01.09	Receivables from related parties	1,499	72,933
1.02.01.09.02	Receivables from subsidiaries	1,499	72,933
1.02.01.10	Other noncurrent assets	5,126	5,564
1.02.01.10.04	Escrow Deposits	715	703
1.02.01.10.10	Other receivables	4,411	4,861
1.02.02	Investments	10,330,019	9,816,139
1.02.02.01	Equity interests	10,330,019	9,816,139
1.02.02.01.02	Equity interests in subsidiaries	10,330,019	9,816,139
1.02.03	Property, plant and equipment	1,739	1,087
1.02.03.01	Property, plant and equipment - in service	1,739	1,087
1.02.04	Intangible assets	108	110
1.02.04.01	Intangible assets	108	110

Individual Financial Statements

Statement of Financial Position – Liabilities and Equity

(In thousands of Brazilian reais - R$)

Code	Description	Current Year 06/30/2019	Previous Year 12/31/2018
2	Total liabilities	15,541,616	10,807,954
2.01	Current liabilities	518,944	531,380
2.01.02	Trade payables	8,445	2,854
2.01.02.01	Domestic suppliers	8,445	2,854
2.01.03	Taxes payable	1,723	13,519
2.01.03.01	Federal taxes	1,688	13,500
2.01.03.01.01	Income tax and social contribution payable	339	8,261
2.01.03.01.02	Other taxes	1,349	5,239
2.01.03.03	Municipal taxes	35	19
2.01.05	Other liabilities	508,776	515,007
2.01.05.02	Others	508,776	515,007
2.01.05.02.01	Dividends and interest on capital payable	491,573	491,602
2.01.05.02.07	Other payables	17,203	23,405
2.02	Noncurrent liabilities	10,749	13,825
2.02.02	Other liabilities	10,399	13,584
2.02.02.02	Others	10,399	13,584
2.02.02.02.04	Other payables	10,399	13,584
2.02.04	Provisions	350	241
2.02.04.01	Tax, social security, labor and civil provisions	350	241
2.02.04.01.04	Civil provisions	350	241
2.03	Equity	15,011,923	10,262,749
2.03.01	Issued capital	9,389,657	5,741,284
2.03.02	Capital reserves	393,959	469,257
2.03.04	Earnings reserves	4,428,502	4,428,502
2.03.04.01	Legal reserve	900,992	900,992
2.03.04.02	Statutory reserve	3,527,510	3,527,510
2.03.05	Retained earnings	1,196,597	-
2.03.08	Other comprehensive income	(396,792)	(376,294)
2.03.08.01	Accumulated comprehensive income	(396,792)	(376,294)

Individual Financial Statements

Statement of income

(In thousands of Brazilian reais - R$)

Code	Description	Current Year - Second Quarter	YTD Current Year	Previous Year - Second Quarter	YTD Previous Year
		04/01/2019 to 06/30/2019	01/01/2019 to 06/30/2019	04/01/2018 to 06/30/2018	01/01/2018 to 06/30/2018
3.04	Operating income (expenses)	569,753	1,170,685	453,637	895,377
3.04.02	General and administrative expenses	(14,163)	(25,008)	(8,405)	(17,651)
3.04.02.01	Depreciation and amortization	(53)	(108)	(45)	(93)
3.04.02.02	Other general and administrative expenses	(14,110)	(24,900)	(8,360)	(17,558)
3.04.06	Share of profit (loss) of investees	583,916	1,195,693	462,042	913,028
3.05	Profit before finance income (costs) and taxes	569,753	1,170,685	453,637	895,377
3.06	Finance income (costs)	11,166	13,628	273	2,048
3.06.01	Finance income	11,193	13,663	362	7,446
3.06.02	Financial expenses	(27)	(35)	(89)	(5,398)
3.07	Profit (loss) before taxes on income	580,919	1,184,313	453,910	897,425
3.08	Income tax and social contribution	(291)	(234)	1,804	2,072
3.08.01	Current	40	(381)	-	(5)
3.08.02	Deferred	(331)	147	1,804	2,077
3.09	Profit (loss) from continuing operations	580,628	1,184,079	455,714	899,497
3.11	Profit (loss) for the period	580,628	1,184,079	455,714	899,497

Individual Financial Statements

Statement of Comprehensive Income

(In thousands of Brazilian reais - R$)

Code	Description	Current Year - Second Quarter	YTD Current Year	Previous Year - Second Quarter	YTD Previous Year
		04/01/2019 to 06/30/2019	01/01/2019 to 06/30/2019	04/01/2018 to 06/30/2018	01/01/2018 to 06/30/2018
4.01	Profit for the period	580,628	1,184,079	455,714	899,497
4.02	Other comprehensive income	(9,907)	(7,981)	1,241	(16,809)
4.02.01	Comprehensive income for the period of subsidiaries	(9,907)	(7,981)	1,241	(16,809)
4.03	Total comprehensive income for the period	570,721	1,176,098	456,955	882,688

Individual Financial Statements

Statement of Cash Flows – Indirect Method

(In thousands of Brazilian reais – R$)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2019 to 06/30/2019	01/01/2018 to 06/30/2018
6.01	Net cash from operating activities	333,426	407,642
6.01.01	Cash generated from operations	(11,178)	(12,548)
6.01.01.01	Profit before taxes	1,184,313	897,426
6.01.01.02	Depreciation and amortization	108	93
6.01.01.03	Provision for tax, civil and labor risks	132	(12)
6.01.01.05	Interest on debts, inflation adjustment and exchange rate changes	(38)	2,973
6.01.01.07	Share of profit (loss) of investees	(1,195,693)	(913,028)
6.01.02	Changes in assets and liabilities	347,627	424,425
6.01.02.02	Dividend and interest on capital received	347,350	428,935
6.01.02.03	Taxes recoverable	7,316	(116)
6.01.02.05	Escrow deposits	(7)	(106)
6.01.02.10	Other operating assets	675	341
6.01.02.11	Trade payables	5,591	(1,508)
6.01.02.12	Other taxes and social contributions	(3,873)	(264)
6.01.02.16	Tax, civil and labor risks paid	(39)	(119)
6.01.02.19	Other operating liabilities	(9,386)	(2,738)
6.01.03	Others	(3,023)	(4,235)
6.01.03.01	Interest paid on debts and debentures	-	(4,235)
6.01.03.02	Income tax and social contribution paid	(3,023)	-
6.02	Net cash from investing activities	70,485	64,455
6.02.01	Purchases of property, plant and equipment	(988)	(252)
6.02.03	Purchases and construction of intangible assets	-	(23)
6.02.04	Securities, pledges and restricted deposits - investment	-	(500)
6.02.05	Securities, pledges and restricted deposits - redemption	-	-
6.02.06	Advances for future capital increases	-	(62,395)
6.02.07	Intragroup loans to subsidiaries	(876)	(7,592)
6.02.08	Receiving of intragroup loans from subsidiaries	72,349	135,217
6.03	Net cash from financing activities	3,624,660	(465,093)
6.03.01	Capital increase by non-controlling shareholders	3,624,689	-
6.03.05	Repayment of principal of borrowings and debentures	-	(186,000)
6.03.08	Dividend and interest on capital paid	(29)	(279,093)
6.05	Increase (decrease) in cash and cash equivalents	4,028,571	7,004
6.05.01	Cash and cash equivalents at the beginning of the period	79,364	6,581
6.05.02	Cash and cash equivalents at the end of the period	4,107,935	13,585

Individual Financial Statements

Statement of Changes in Equity – from January 1, 2019 to June 30, 2019

(In thousands of Brazilian reais – R$)

Code	Description	Issued capital	Capital reserves, stock options and treasury stock	Earnings reserves	Retained earnings/accumulated losses	Other comprehensive income	Equity
5.01	Opening balances	5,741,284	469,257	4,428,502	-	(376,294)	10,262,749
5.03	Adjusted opening balances	5,741,284	469,257	4,428,502	-	(376,294)	10,262,749
5.04	Capital transactions with shareholders	3,648,374	(75,298)	-	-	-	3,573,076
5.04.01	Capital increase	3,694,342	-	-	-	-	3,694,342
5.04.02	Public offering costs	(45,968)	-	-	-	-	(45,968)
5.04.08	Gain (loss) on interest in subsidiaries with no change in control	-	(75,298)	-	-	-	(75,298)
5.05	Total comprehensive income	-	-	-	1,184,079	(7,981)	1,176,098
5.05.01	Profit for the period	-	-	-	1,184,079	-	1,184,079
5.05.02	Other comprehensive income	-	-	-	-	(7,981)	(7,981)
5.05.02.03	Equity on comprehensive income of subsidiaries	-	-	-	-	(7,981)	(7,981)
5.06	Internal changes in equity	-	-	-	12,518	(12,518)	-
5.06.06	Equity on comprehensive income of subsidiaries	-	-	-	12,518	(12,518)	-
5.07	Closing balances	9,389,658	393,959	4,428,502	1,196,597	(396,793)	15,011,923

Individual Financial Statements

Statement of Changes in Equity – from January 1, 2018 to June 30, 2018

(In thousands of Brazilian reais – R$)

Code	Description	Issued capital	Capital reserves, stock options and treasury stock	Earnings reserves	Retained earnings/accumulated losses	Other comprehensive income	Equity
5.01	Opening balances	5,741,284	468,014	2,916,736	-	(164,506)	8,961,528
5.03	Adjusted opening balances	5,741,284	468,014	2,916,736	-	(164,506)	8,961,528
5.05	Total comprehensive income	-	-	-	816,890	17,337	834,227
5.05.01	Profit for the period	-	-	-	899,497	-	899,497
5.05.02	Other comprehensive income	-	-	-	(82,607)	17,337	(65,270)
5.05.02.03	Equity on comprehensive income of subsidiaries	-	-	-	(82,607)	17,337	(65,270)
5.06	Internal changes in equity	-	4	(826,600)	839,487	(12,887)	4
5.06.06	Equity on comprehensive income of subsidiaries	-	-	-	12,887	(12,887)	-
5.06.07	Changes in statutory reserve in the period	-	-	(826,600)	826,600	-	-
5.06.08	Other changes	-	4	-	-	-	4
5.07	Closing balances	5,741,284	468,018	2,090,136	1,656,377	(160,056)	9,795,759

Individual Financial Statements

Statement of Value Added

(In thousands of Brazilian reais – R$)

Code	Description	Current Year 01/01/2019 to 06/30/2019	Previous Year 01/01/2018 to 06/30/2018
7.01	Revenues	989	275
7.01.03	Revenues related to construction of own assets	989	275
7.02	Inputs purchased from third parties	(13,829)	(5,477)
7.02.02	Materials, energy, third-party services and others	(13,829)	(5,477)
7.03	Gross value added	(12,840)	(5,202)
7.04	Retentions	(108)	(93)
7.04.01	Depreciation, amortization and depletion	(108)	(93)
7.05	Wealth created by the Company	(12,948)	(5,295)
7.06	Wealth received in transfer	1,210,023	920,839
7.06.01	Share of profit (loss) of investees	1,195,693	913,028
7.06.02	Finance income	14,330	7,811
7.07	Total wealth for distribution	1,197,075	915,544
7.08	Wealth distributed	1,197,075	915,544
7.08.01	Personnel and charges	10,239	10,446
7.08.01.01	Salaries and wages	4,796	5,186
7.08.01.02	Benefits	4,762	4,522
7.08.01.03	FGTS (Severance Pay Fund)	681	738
7.08.02	Taxes, fees and contributions	2,668	205
7.08.02.01	Federal	2,652	181
7.08.02.02	State	16	24
7.08.03	Lenders and lessors	89	5,396
7.08.03.01	Interest	32	5,394
7.08.03.02	Rentals	57	2
7.08.04	Interest on capital	1,184,079	899,497
7.08.04.03	Retained earnings / Loss for the period	1,184,079	899,497

Consolidated Financial Statements

Statement of Financial Position – Assets

(In thousands of Brazilian reais - R$)

Code	Description	Current Year 06/30/2019	Previous Year 12/31/2018
1	Total assets	47,432,309	42,211,530
1.01	Current assets	14,132,373	9,402,316
1.01.01	Cash and cash equivalents	6,981,505	1,891,457
1.01.03	Trade receivables	4,599,139	4,547,951
1.01.03.01	Consumers	4,599,139	4,547,951
1.01.06	Taxes recoverable	405,457	411,256
1.01.06.01	Current taxes recoverable	405,457	411,256
1.01.06.01.01	Income tax and social contribution to be offset	145,194	123,739
1.01.06.01.02	Other taxes recoverable	260,263	287,517
1.01.07	Prepaid expenses	77,634	172,155
1.01.08	Other current assets	2,068,638	2,379,497
1.01.08.03	Others	2,068,638	2,379,497
1.01.08.03.01	Other receivables	550,412	638,850
1.01.08.03.02	Derivatives	204,125	309,484
1.01.08.03.04	Dividends and interest on capital	94,353	100,182
1.01.08.03.06	Sector financial asset	1,193,246	1,330,981
1.01.08.03.07	Contract asset	26,502	-
1.02	Noncurrent assets	33,299,936	32,809,214
1.02.01	Long-term assets	13,737,120	12,909,303
1.02.01.04	Trade receivables	689,638	752,795
1.02.01.04.01	Consumers	689,638	752,795
1.02.01.07	Deferred taxes	928,067	956,380
1.02.01.07.02	Deferred tax assets	928,067	956,380
1.02.01.08	Prepaid expenses	6,308	6,367
1.02.01.10	Other noncurrent assets	12,113,107	11,193,761
1.02.01.10.03	Derivatives	377,061	347,507
1.02.01.10.04	Escrow deposits	889,207	854,374
1.02.01.10.05	Income tax and social contribution to be offset	69,732	67,966
1.02.01.10.06	Other taxes recoverable	352,604	185,725
1.02.01.10.08	Sector financial asset	8,070,373	7,430,149
1.02.01.10.09	Investments at cost	116,654	116,654
1.02.01.10.10	Others receivables	713,109	921,073
1.02.01.10.11	Sector financial asset	179,944	223,880
1.02.01.10.12	Contract asset	1,344,423	1,046,433
1.02.02	Investments	1,038,754	980,362
1.02.02.01	Equity interests	1,038,754	980,362
1.02.02.01.04	Equity interests in joint ventures	1,038,754	980,362
1.02.03	Property, plant and equipment	9,225,343	9,456,614
1.02.03.01	Property, plant and equipment - in service	9,032,078	9,245,853
1.02.03.03	Property, plant and equipment - in progress	193,265	210,761
1.02.04	Intangible assets	9,298,719	9,462,935
1.02.04.01	Intangible assets	9,298,719	9,462,935
1.02.04.01.01	Concession contract	9,213,928	9,380,810
1.02.04.01.02	Goodwill	6,115	6,115
1.02.04.01.03	Other intangible assets	78,676	76,010

Consolidated Financial Statements

Statement of Financial Position – Liabilities and Equity

(In thousands of Brazilian reais - R$)

Code	Description	Current Year 06/30/2019	Previous Year 12/31/2018
2	Total liabilities	47,432,309	42,211,530
2.01	Current liabilities	8,935,592	8,415,132
2.01.01	Payroll and related taxes	156,881	119,252
2.01.01.01	Social taxes	36,476	27,154
2.01.01.02	Payroll taxes	120,405	92,098
2.01.02	Trade payables	2,725,984	2,398,085
2.01.02.01	Domestic suppliers	2,725,984	2,398,085
2.01.03	Taxes payable	856,520	765,438
2.01.03.01	Federal taxes	407,425	327,658
2.01.03.01.01	Income tax and social contribution	187,047	100,450
2.01.03.01.02	Other taxes	220,378	227,208
2.01.03.02	State taxes	442,044	430,149
2.01.03.03	Municipal taxes	7,051	7,631
2.01.04	Borrowings	3,218,979	3,363,465
2.01.04.01	Borrowings	2,566,905	2,446,113
2.01.04.01.01	In local currency	1,278,868	876,777
2.01.04.01.02	In foreign currency	1,288,037	1,569,336
2.01.04.02	Debentures	652,074	917,352
2.01.05	Other payables	1,977,228	1,768,892
2.01.05.02	Others	1,977,228	1,768,892
2.01.05.02.01	Dividends and interest on capital payable	532,295	532,608
2.01.05.02.04	Regulatory liabilities	161,283	150,656
2.01.05.02.05	Derivatives	6,883	8,139
2.01.05.02.06	Use of public asset	6,104	11,570
2.01.05.02.08	Private pension plan	133,557	86,623
2.01.05.02.09	Other payables	1,137,106	979,296
2.02	Noncurrent liabilities	21,195,681	21,264,015
2.02.01	Borrowings	16,813,036	17,013,339
2.02.01.01	Borrowings	8,549,968	8,989,846
2.02.01.01.01	In local currency	4,831,646	4,927,927
2.02.01.01.02	In foreign currency	3,718,322	4,061,919
2.02.01.02	Debentures	8,263,068	8,023,493
2.02.02	Other liabilities	2,308,008	2,135,089
2.02.02.02	Others	2,308,008	2,135,089
2.02.02.02.03	Trade payables	330,302	333,036
2.02.02.02.04	Other taxes, fees and contributions	4,353	9,691
2.02.02.02.06	Derivatives	14,070	23,659
2.02.02.02.07	Use of public asset	96,647	89,965
2.02.02.02.08	Sector financial liability	120,373	46,703
2.02.02.02.09	Private pension plan	1,107,738	1,156,639
2.02.02.02.10	Other payables	634,525	475,396
2.02.03	Deferred taxes	1,095,818	1,136,227
2.02.03.01	Deferred income tax and social contribution	1,095,818	1,136,227
2.02.03.01.01	Deferred income tax and social contribution	1,085,945	1,126,141
2.02.03.01.02	Others deferred taxes	9,873	10,086
2.02.04	Provisions	978,819	979,360
2.02.04.01	Tax, social security, labor and civil provisions	978,819	979,360
2.02.04.01.01	Tax provisions	413,044	389,823
2.02.04.01.02	Social security and labor provisions	211,715	219,314
2.02.04.01.04	Civil provisions	273,519	281,304
2.02.04.01.05	Others provisions	80,541	88,919
2.03	Consolidated equity	17,301,036	12,532,383
2.03.01	Issued capital	9,389,657	5,741,284
2.03.02	Capital reserves	393,959	469,257
2.03.04	Earnings reserves	4,428,502	4,428,502
2.03.04.01	Legal reserve	900,992	900,992
2.03.04.02	Statutory reserve	3,527,510	3,527,510
2.03.05	Retained earnings	1,196,597	-
2.03.08	Other comprehensive income	(396,793)	(376,294)
2.03.09	Noncontrolling interests	2,289,114	2,269,634

Consolidated Financial Statements

Statement of income

(In thousands of Brazilian reais - R$)

Code	Description	Current Year - Second Quarter	YTD Current Year	Previous Year - Second Quarter	YTD Previous Year
		04/01/2019 to 06/30/2019	01/01/2019 to 06/30/2019	04/01/2018 to 06/30/2018	01/01/2018 to 06/30/2018
3.01	Net operating revenue	7,036,306	14,163,752	6,945,366	13,320,021
3.02	Cost of electric energy services	(5,505,169)	(11,099,611)	(5,581,208)	(10,636,223)
3.02.01	Cost of electric energy	(4,268,610)	(8,752,373)	(4,538,036)	(8,551,758)
3.02.02	Cost of operation - Depreciation and amortization	(318,123)	(632,408)	(319,069)	(615,737)
3.02.03	Cost of operation - Others	(406,198)	(786,697)	(353,461)	(726,725)
3.02.04	Cost of services rendered to third parties	(512,238)	(928,133)	(370,642)	(742,003)
3.03	Gross profit	1,531,137	3,064,141	1,364,158	2,683,798
3.04	Operating expenses/income	(434,959)	(841,451)	(408,571)	(752,264)
3.04.01	Selling expenses	(181,128)	(363,468)	(148,412)	(277,051)
3.04.01.01	Depreciation and amortization	(1,283)	(2,563)	(1,026)	(2,096)
3.04.01.02	Allowance for doubtful accounts	(65,236)	(133,850)	(41,822)	(68,242)
3.04.01.03	Other selling expenses	(114,609)	(227,055)	(105,564)	(206,713)
3.04.02	General and administrative expenses	(229,647)	(444,128)	(236,112)	(439,987)
3.04.02.01	Depreciation and amortization	(16,665)	(33,431)	(22,399)	(43,337)
3.04.02.02	Other general and administrative expenses	(212,982)	(410,697)	(213,713)	(396,650)
3.04.05	Other operating expenses	(113,838)	(209,285)	(92,793)	(189,328)
3.04.06	Share of profit (loss) of investees	89,654	175,430	68,746	154,102
3.05	Profit before finance income (costs) and taxes	1,096,178	2,222,690	955,587	1,931,534
3.06	Finance income (costs)	(211,324)	(431,364)	(245,674)	(553,193)
3.06.01	Finance income	231,337	437,932	169,078	366,230
3.06.02	Financial expenses	(442,661)	(869,296)	(414,752)	(919,423)
3.07	Profit before taxes	884,854	1,791,326	709,913	1,378,341
3.08	Income tax and social contribution	(311,181)	(647,295)	(259,736)	(508,760)
3.08.01	Current	(312,930)	(633,275)	(69,373)	(334,831)
3.08.02	Deferred	1,749	(14,020)	(190,363)	(173,929)
3.09	Profit from continuing operations	573,673	1,144,031	450,177	869,581
3.11	Consolidated profit for the period	573,673	1,144,031	450,177	869,581
3.11.01	Attributable to owners of the Company	580,628	1,184,079	455,714	899,497
3.11.02	Attributable to noncontrolling interests	(6,955)	(40,048)	(5,537)	(29,916)
3.99.01.01	ON	0.57	1.16	0.45	0.88
3.99.02.01	ON	0.57	1.16	0.45	0.88

Consolidated Financial Statements

Statement of Comprehensive Income

(In thousands of Brazilian reais - R$)

Code	Description	Current Year - Second Quarter	YTD Current Year	Previous Year - Second Quarter	YTD Previous Year
		04/01/2019 to 06/30/2019	01/01/2019 to 06/30/2019	04/01/2018 to 06/30/2018	01/01/2018 to 06/30/2018
4.01	Consolidated profit for the period	573,673	1,144,031	450,177	869,581
4.02	Other comprehensive income	(9,907)	(7,981)	1,242	(16,808)
4.02.01	Actuarial gains (losses), net of tax effects	(1,836)	(3,669)	(1,865)	(3,669)
4.02.02	Credit risk in mark to market of financial liabilities	(8,071)	(4,312)	3,107	(13,139)
4.03	Consolidated comprehensive income for the period	563,766	1,136,050	451,419	852,773
4.03.01	Attributable to owners of the Company	570,721	1,176,099	456,956	882,688
4.03.02	Attributable to noncontrolling interests	(6,955)	(40,049)	(5,537)	(29,915)

Consolidated Financial Statements

Statement of Cash Flows – Indirect Method

(In thousands of Brazilian reais - R$)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2019 to 06/30/2019	01/01/2018 to 06/30/2018
6.01	Net cash from operating activities	2,837,861	370,515
6.01.01	Cash generated from operations	3,222,830	2,782,974
6.01.01.01	Profit before taxes	1,791,326	1,378,341
6.01.01.02	Depreciation and amortization	812,621	803,965
6.01.01.03	Provision for tax, civil and labor risks	62,434	55,305
6.01.01.04	Allowance for doubtful accounts	133,850	68,242
6.01.01.05	Interest on debts, inflation adjustment and exchange rate changes	481,038	576,458
6.01.01.06	Pension plan expense (income)	56,302	44,955
6.01.01.07	Equity interests in subsidiaries, associates and joint ventures	(175,430)	(154,102)
6.01.01.08	Reversal of impairment	-	(5,837)
6.01.01.09	Loss (gain) on disposal of noncurrent assets	60,902	52,410
6.01.01.10	Deferred taxes (PIS and COFINS)	(213)	(182)
6.01.01.11	Others	-	(36,581)
6.01.02	Changes in assets and liabilities	743,881	(1,364,829)
6.01.02.01	Consumers, concessionaries and licensees	(121,622)	(370,264)
6.01.02.02	Dividend and interest on capital received	122,868	152,494
6.01.02.03	Taxes recoverable	(154,688)	(57,253)
6.01.02.05	Escrow deposits	(17,088)	(8,219)
6.01.02.06	Sector financial asset	281,882	(487,028)
6.01.02.07	Receivables - CDE	38,738	47,325
6.01.02.10	Other operating assets	2,607	(64,208)
6.01.02.11	Trade payables	325,165	(60,020)
6.01.02.12	Other taxes and social contributions	(13,318)	(234,899)
6.01.02.13	Other liabilities with private pension plan	(61,938)	(50,354)
6.01.02.14	Regulatory charges	10,627	(294,742)
6.01.02.16	Tax, civil and labor risks paid	(92,980)	(92,987)
6.01.02.17	Sector financial liability	20,943	(69,878)
6.01.02.18	Payables - CDE	23,696	9,715
6.01.02.19	Other operating liabilities	378,989	215,489
6.01.03	Others	(1,128,850)	(1,047,630)
6.01.03.01	Interest paid on debts and debentures	(595,047)	(681,214)
6.01.03.02	Income tax and social contribution paid	(533,803)	(366,416)
6.02	Net cash from investing activities	(954,611)	(914,145)
6.02.01	Purchases of property, plant and equipment	(71,669)	(129,534)
6.02.02	Purchases of contract asset	(887,835)	(712,474)
6.02.03	Purchases and construction of intangible assets	(6,634)	(5,650)
6.02.04	Securities, pledges and restricted deposits - investment	(172,269)	(235,464)
6.02.05	Securities, pledges and restricted deposits - redemption	183,796	168,977
6.03	Net cash from financing activities	3,206,798	(215,777)
6.03.01	Capital increase of noncontrolling shareholder	3,624,689	15
6.03.04	Borrowings and debentures raised	4,431,859	6,386,698
6.03.05	Repayment of principal of borrowings and debentures	(4,988,656)	(6,657,657)
6.03.06	Repayment of derivatives	155,070	365,434
6.03.07	Advance for future capital increase	12	-
6.03.08	Dividend and interest on capital paid	(16,176)	(310,267)
6.05	Increase (decrease) in cash and cash equivalents	5,090,048	(759,407)
6.05.01	Cash and cash equivalents at the beginning of the period	1,891,457	3,249,642
6.05.02	Cash and cash equivalents at the end of the period	6,981,505	2,490,235

Consolidated Financial Statements

Statement of Changes in Equity – from January 1, 2019 to June 30, 2019

(In thousands of Brazilian reais – R$)

Code	Description	Issued capital	Capital reserves, stock options and treasury stock	Earnings reserves	Retained earnings/accumulated losses	Other comprehensive income	Equity	Noncontrolling interests	Consolidated equity
5.01	Opening balances	5,741,284	469,257	4,428,502	-	(376,294)	10,262,749	2,269,633	12,532,382
5.03	Adjusted opening balances	5,741,284	469,257	4,428,502	-	(376,294)	10,262,749	2,269,633	12,532,382
5.04	Capital transactions with shareholders	3,648,374	(75,298)	-	-	-	3,573,076	59,558	3,632,634
5.04.01	Capital increase	3,694,342	-	-	-	-	3,694,342	122	3,694,464
5.04.02	Public offering costs	(45,968)	-	-	-	-	(45,968)	-	(45,968)
5.04.06	Dividend	-	-	-	-	-	-	(15,862)	(15,862)
5.04.08	Gain (loss) on interest in subsidiaries with no change in control	-	(75,298)	-	-	-	(75,298)	75,298	-
5.05	Total comprehensive income	-	-	-	1,184,079	(7,981)	1,176,098	(40,048)	1,136,050
5.05.01	Profit for the period	-	-	-	1,184,079	-	1,184,079	(40,048)	1,144,031
5.05.02	Other comprehensive income	-	-	-	-	(7,981)	(7,981)	-	(7,981)
5.05.02.01	Financial instruments adjustment	-	-	-	-	(6,533)	(6,533)	-	(6,533)
5.05.02.02	Tax on financial instruments adjustment	-	-	-	-	2,221	2,221	-	2,221
5.05.02.06	Other comprehensive income - actuarial gains (losses)	-	-	-	-	(3,669)	(3,669)	-	(3,669)
5.06	Internal changes in equity	-	-	-	12,518	(12,518)	-	(30)	(30)
5.06.04	Realization of deemed cost of property, plant and equipment	-	-	-	18,967	(18,967)	-	-	-
5.06.05	Tax effect on realization of deemed cost	-	-	-	(6,449)	6,449	-	-	-
5.07	Closing balances	9,389,658	393,959	4,428,502	1,196,597	(396,793)	15,011,923	2,289,113	17,301,036

Consolidated Financial Statements

Statement of Changes in Equity – from January 1, 2018 to June 30, 2018

(In thousands of Brazilian reais - R$)

Code	Description	Issued capital	Capital reserves, stock options and treasury stock	Earnings reserves	Retained earnings/accumulated losses	Other comprehensive income	Equity	Noncontrolling interests	Consolidated equity
5.01	Opening balances	5,741,284	468,014	2,916,736	-	(164,506)	8,961,528	2,224,816	11,186,344
5.03	Adjusted opening balances	5,741,284	468,014	2,916,736	-	(164,506)	8,961,528	2,224,816	11,186,344
5.04	Capital transactions with shareholders	-	-	-	-	-	-	(49,867)	(49,867)
5.04.01	Capital increase	-	-	-	-	-	-	15	15
5.04.06	Dividend	-	-	-	-	-	-	(49,882)	(49,882)
5.05	Total comprehensive income	-	-	-	816,890	17,337	834,227	(29,916)	804,311
5.05.01	Profit for the period	-	-	-	899,497	-	899,497	(29,916)	869,581
5.05.02	Other comprehensive income	-	-	-	(82,607)	17,337	(65,270)	-	(65,270)
5.05.02.01	Financial instruments adjustment	-	-	-	(125,162)	31,827	(93,335)	-	(93,335)
5.05.02.02	Tax on financial instruments adjustment	-	-	-	42,555	(10,821)	31,734	-	31,734
5.05.02.06	Other comprehensive income - actuarial gains (losses)	-	-	-	-	(3,669)	(3,669)	-	(3,669)
5.06	Internal changes in equity	-	4	(826,600)	839,487	(12,887)	4	(47)	(43)
5.06.04	Realization of deemed cost of property, plant and equipment	-	-	-	19,526	(19,526)	-	-	-
5.06.05	Tax effect on realization of deemed cost	-	-	-	(6,639)	6,639	-	-	-
5.06.07	Changes in statutory reserve in the period	-	-	(826,600)	826,600	-	-	-	-
5.06.08	Other changes	-	4	-	-	-	4	(47)	(43)
5.07	Closing balances	5,741,284	468,018	2,090,136	1,656,377	(160,056)	9,795,759	2,144,986	11,940,745

Consolidated Interim Financial Statements

Statement of Value Added

(In thousands of Brazilian reais - R$)

Code	Description	Current Year 01/01/2019 to 06/30/2019	Previous Year 01/01/2018 to 06/30/2018
7.01	Revenues	21,579,978	20,220,616
7.01.01	Sales of goods and services	20,665,205	19,397,799
7.01.02	Other revenues	926,581	740,615
7.01.02.01	Revenue from infrastructure construction	926,581	740,615
7.01.03	Revenues related to construction of own assets	122,042	150,444
7.01.04	Allowance for doubtful accounts	(133,850)	(68,242)
7.02	Inputs purchased from third parties	(11,400,430)	(11,016,283)
7.02.01	Cost of sales and services	(9,633,882)	(9,478,293)
7.02.02	Materials, energy, third-party services and others	(1,766,548)	(1,537,990)
7.03	Gross added value	10,179,548	9,204,333
7.04	Retentions	(816,054)	(805,756)
7.04.01	Depreciation and amortization	(816,054)	(805,756)
7.05	Net added value generated	9,363,494	8,398,577
7.06	Added value received in transfer	635,477	543,566
7.06.01	Equity interests in subsidiaries, associates and joint ventures	175,430	154,102
7.06.02	Financial income	460,047	389,464
7.07	Added value to be distributed	9,998,971	8,942,143
7.08	Distribution of added value	9,998,971	8,942,143
7.08.01	Personnel and charges	716,581	676,975
7.08.01.01	Direct Remuneration	403,515	396,402
7.08.01.02	Benefits	280,430	246,914
7.08.01.03	Government severance indemnity fund for employees - F.G.T.S.	32,636	33,659
7.08.02	Taxes, fees and contributions	7,220,971	6,437,815
7.08.02.01	Federal	3,793,321	3,496,765
7.08.02.02	State	3,412,197	2,928,814
7.08.02.03	Municipal	15,453	12,236
7.08.03	Interest and Rentals	917,389	957,772
7.08.03.01	Interest	878,740	921,289
7.08.03.02	Rentals	38,649	36,483
7.08.04	Interest on capital	1,144,030	869,581
7.08.04.03	Retained earnings / Loss for the period	1,144,030	869,581

COMMENTS ON PERFORMANCE

The comments on performance are expressed in thousands of Reais - R$, unless otherwise stated.

Profit or loss analysis

CPFL Energia (Parent)

This quarter, the increase in profit was R$ 124,914 when compared with the same period of the prior year (R$ 580,628 in 2019 and R$ 455,714 in 2018) mainly due to the increase in profit of investees.

	Consolidated
	2nd quarter			1st semester
	2019	2018	%	2019	2018	%
OPERATING REVENUES	10,804,030	10,500,917	2.9%	21,591,785	20,138,414	7.2%
Electricity sales to final consumers (*)	7,527,618	6,909,773	8.9%	15,537,512	13,657,216	13.8%
Electricity sales to wholesaler´s (*)	1,316,478	1,317,495	-0.1%	2,668,969	2,315,954	15.2%
Revenue from construction of concession infrastructure	511,367	370,053	38.2%	926,580	740,615	25.1%
Other operating revenues (*)	1,427,513	1,422,896	0.3%	2,761,550	2,570,382	7.4%
Sector financial assets and liabilities	21,055	480,699	-95.6%	(302,825)	854,246	-135.4%
Deductions from operating revenues	(3,767,724)	(3,555,551)	6.0%	(7,428,033)	(6,818,393)	8.9%
NET OPERATING REVENUE	7,036,306	6,945,366	1.3%	14,163,752	13,320,021	6.3%
COST OF ELECTRIC ENERGY SERVICES	(4,268,610)	(4,538,036)	-5.9%	(8,752,373)	(8,551,758)	2.3%
Electricity purchased for resale	(3,606,485)	(3,862,633)	-6.6%	(7,559,027)	(7,163,909)	5.5%
Electricity network usage charges	(662,126)	(675,403)	-2.0%	(1,193,346)	(1,387,849)	-14.0%
OPERATING COST/EXPENSE	(1,761,173)	(1,520,488)	15.8%	(3,364,118)	(2,990,832)	12.5%
Personnel	(365,768)	(352,387)	3.8%	(713,787)	(690,132)	3.4%
Employee pension plans	(28,151)	(22,477)	25.2%	(56,302)	(44,955)	25.2%
Materials	(66,141)	(63,357)	4.4%	(132,997)	(125,979)	5.6%
Outside Services	(178,448)	(155,721)	14.6%	(343,458)	(336,654)	2.0%
Depreciation and Amortization	(336,071)	(342,494)	-1.9%	(668,402)	(661,170)	1.1%
Merged Goodwill Amortization	(72,109)	(71,287)	1.2%	(144,219)	(142,795)	1.0%
Costs related to infrastructure construction	(511,323)	(370,047)	38.2%	(926,534)	(740,606)	25.1%
Other	(203,160)	(142,718)	42.4%	(378,419)	(248,541)	52.3%
INCOME FROM ELECTRIC ENERGY SERVICE	1,006,524	886,840	13.5%	2,047,260	1,777,432	15.2%
FINANCIAL INCOME (EXPENSE)	(211,324)	(245,674)	-14.0%	(431,364)	(553,193)	-22.0%
Income	231,337	169,078	36.8%	437,932	366,230	19.6%
Expense	(442,661)	(414,752)	6.7%	(869,296)	(919,423)	-5.5%
Equity in subsidiaries	89,654	68,746	30.4%	175,430	154,102	13.8%
INCOME BEFORE TAXES	884,854	709,913	24.6%	1,791,326	1,378,341	30.0%
Social Contribution	(84,028)	(69,844)	20.3%	(174,078)	(136,712)	27.3%
Income Tax	(227,153)	(189,892)	19.6%	(473,217)	(372,047)	27.2%
NET INCOME	573,673	450,177	27.4%	1,144,031	869,581	31.6%

Net income attributable to the shareholders of the company	580,628	455,714	27.4%	1,184,079	899,497	31.6%
Net income attributable to the non controlling interests	(6,955)	(5,537)	25.6%	(40,049)	(29,915)	33.9%

EBITDA	1,504,503	1,369,511	9.9%	3,035,600	2,735,788	11.0%

Net Income for the Period and Adjusted EBITDA Reconciliation
NET INCOME FOR THE PERIOD	573,673	450,177	1,144,031	869,581
Depreciation and Amortization	408,181	413,781	812,621	803,966
Amortization of fair value adjustment of asset	145	145	290	290
Financial Income (Expense)	211,324	245,674	431,364	553,193
Social Contribution	84,028	69,844	174,078	136,712
Income Tax	227,153	189,892	473,217	372,047
Adjusted EBITDA	1,504,504	1,369,511	3,035,601	2,735,789

(*) For purposes of presentation of the comments on performance, the reclassification of revenue from network usage charge - TUSD to captive consumer was not made.

Gross Operating Revenue

Gross operating revenue for the 2nd quarter of 2019 was R$ 10,804,030, an increase of 2.9% (R$ 303,113) compared with the same period of the prior year.

The main factors of this variation were:

·

Increase of 8.9% (R$ 617,844) in the electricity sales to final consumer, justified by the increase in average tariffs of 9.3%, mainly due to the positive effects of the Annual and Periodics Tariff Adjustments (RTA / RTP);

·	Decrease of 0.1% (R$ 1,017) in the electricity sales to wholesalers, mainly due to:
o

Decrease of 52.2% (R$ 163,491) in sale of spot market energy in CCEE (Electric Energy Trading Chamber), mainly due to the reduction in average tariffs of 57.7% (R$ 204,233) partially offset by increase in energy sold of 13% (R$ 40,742);

o

Increase of 16.2% (R$ 162,474) in other concessionaires, licensees and authorized, due to the increase of 12.1% in the energy sold (R$ 105,236) and by the increase of average price of 4.7% (R$ 46,007);

·

Decrease of 95.6% (R$ 459,644) in sector financial assets and liabilities due to realization of assets on the 2nd quarter of 2019 (R$ 374,666) and realization of liabilities on the 2nd quarter of 2018 (R$ 20,378) and reduction of set up of assets on the 2nd quarter of 2019 (R$64,601).

➢  Volume of energy sold

In the 2nd quarter of 2019, the amount of energy billed to captive consumers in the period, including other licensees presented a decrease of 2.3% when compared with the same quarter of the prior year.

The consumption of the residential class represents 43.6% of the total market supplied by the distributor and recorded a decrease of 1.0%, in the 2nd quarter of 2019 in relation to the same period of the prior year. The consumption of this class was impacted by the billing calendar with less days compared with the same period last year.

The commercial class represents 19.1% of the total Market supplied by the distributor and recorded a decrease of 2.4% in the 2nd quarter of 2019 in relation to the same period of the prior year. Such performance reflects a billing calendar with less days  compared to the same period of the prior year and client’s migration to the free Market.

The industrial class, which represents 12.9% of the total market supplied by distributors, reported a drop of 6.8% in the 2nd quarter of 2019 in relation to the same period of the prior year. Such performance reflects the client’s migration to the free market.

The other consumption classes (rural, public administration, public utilities and licensees) participate with 24.4% of the total market supplied by distributors. Such classes presented a drop of 2.2% in the 2nd quarter of 2019 in relation to the same period of the prior year due to a decrease in the rural class consumption.

Regarding the amount of energy sold and transported in the concession area, which impacts both the billed supply (captive market) and the TUSD collection (free market), there was a decrease of 0.8% when compared with the same period of the prior year. The variation by class presents a decrease of 1.0% in the residential class, an increase of 0.5% in the commercial class and a decrease of 0.9% in the industrial class. Regarding other classes, there was a drop of 1.3%

➢   Tariffs

In the 2nd quarter of 2019, energy supply tariffs increased on average 9.3%. This occurred mainly due to the effects of the annual tariff adjustments and periodic tariff review, as follows:

		2019		2018
Distributor	Month	RTA / RTP	Effect perceived by consumers (a)	RTA / RTP	Effect perceived by consumers (a)
CPFL Paulista	April	12.02%	8.66%	12.68%	16.90%
CPFL Piratininga	October	(b)	(b)	20.01%	19.25%
RGE	June	10.05% (d)	8.63%	21.27%	20.58%
RGE Sul (RGE)	June	10.05% (d)	1.72%	18.45%	22.47%
CPFL Santa Cruz	March	13.70%	13.31%	(c)	(c)

(a)	Represents the average effect perceived by the consumer, as a result of the elimination from the tariff base of financial components that had been added in the prior tariff adjustment.
(b)	The tariff adjustments for 2019 had not occurred yet.
(c)

For 2018, as mentioned in note 25.2 of financial statements of December 31, 2018, the average annual tariff adjustment of CPFL Santa Cruz was 5.71%, 4.41% regarding the economic tariff adjustment and 1.30% regarding relevant financial components. The average effect to be perceived by consumers of the original concessions are:

	Jaguari	Mococa	Leste Paulista	Sul Paulista	Santa Cruz
Effect perceived by consumers	21.15%	3.40%	7.03%	7.50%	5.32%

(d)

On June 18, 2019, the ANEEL published REH No. 2,557, which set the average annual tariff adjustment of RGE, effective as of June 19, 2019, at 10.05%, 0.05% regarding the economic tariff adjustment and 10.00% regarding relevant financial components. The average effect to be perceived by consumers of the original concession are 8.63% for the original concession of RGE and 1.72% to the original concession of RGE Sul.

Deductions from operating revenue

Deductions from operating revenue in the 2nd quarter of 2019 were R$ 3,767,724, an increase of 6.0% (R$ 212,173) in relation to the same quarter of 2018, which mainly occurred due to:

·	Increase of 9.5% (R$ 141,984) in ICMS mainly due to the increase in the billed supply;
·	Increase in CDE (R$ 124,712),
·	Decrease in deductions from Tariff flags (R$ 81,455).

Cost of Electric Energy

The cost of electric energy this quarter amounted to R$ 4,268,610, a decrease of 5.9% (R$ 269,426) in relation to the same period of the prior year, mainly justified by:

·	Decrease of 6.6% (R$ 256,149) in electric energy purchased for resale, due to:

o	Decrease of 9.3% (R$ 368,500) in average price due to the decrease in the PLD;
o	Increase of 2.2% (R$ 112,532) in the amount of energy purchased.

•	Decrease of 2% (R$ 13,278) in the transmission and distribution system usage charges, mainly due to a decrease in basic network charges (R$87,062), partially compensated by increases in: (i) system service charge – ESS (R$ 25,972) (ii) reserve energy charge – EER (R$ 24,294), (iii) connection charges (R$ 7,737) and (iv) less PIS and COFINS credits (R$ 11,576).

Operating costs and expenses

Disregarding the cost of construction of the concession infrastructure, operating costs and expenses this quarter amounted to R$ 1,249,849, an increase of 8.6% (R$ 99,406) compared with the same period of the prior year. This variation is mainly due to:

·	Personnel: increase of 3.8% (R$ 13,380), mainly due to the effects of the collective labor agreement;
·	Private pension entity: increase of 25.2% (R$ 5,673) due to the recognition of the impact of the actuarial report of 2019;
·	Materials: increase of 4.4% (R$ 2,783), mainly due to an increase in (i) maintenance of fleet, lines, networks (R$ 1,127), and (ii) uniforms and equipments (R$ 1,955);
·	Third-party services: increase of 14.6% (R$ 22,726) mainly due to (i) positive effect of the recovery of PIS and Cofins credits in 2018 and (ii) price adjustments on agreements with suppliers.
·

Other Expenses: increase of 42.4% (R$ 60,444), mainly due to: (i) allowance for doubtful debts (R$ 23,414), (ii) legal, judicial and indemnities (R$ 7,470) and (iii) loss on disposal, retirement and other noncurrent assets (R$ 18,225).

Financial Income (Expenses)

Net finance result this quarter presented expenses of R$ 211,324, compared with R$ 245,674 in the same period of 2018, a decrease of 14% (R$ 34,350). Such variation is basically due to:

·

Increase in financial income of 36.8% (R$ 62,259), mainly due to increase in: (i) adjustment for inflation and exchange rate changes (R$ 17,031); (ii) late payment interest and fines ((R$ 11,920), and (iii) income from CCEE settlements (R$ 24,029):

·

Increase in financial expenses of 6.7% (R$ 27,909), mainly due to increase in adjustments for inflation and exchange rate changes (R$48,571) and expenses from CCEE settlements (22,406), partially offset by a decrease in interest on debts (R$ 41,818).

Share of profit (loss) of investees

The variation in share of profit (loss) of investees refers to the effect of the share of profit (loss) of joint ventures as follows:

	2nd quarter 2019	2nd quarter 2018
Epasa	24,935	19,442
Baesa	(3,169)	(324)
Enercan	36,457	20,908
Chapecoense	31,576	28,865
Amortization of fair value adjustment of asset	(145)	(145)
Total	89,654	68,746

·	ENERCAN: Increase of R$ 15,549 mainly due to the recalculation of the fee for the use of water resources (R$ 9,420) and energy sale price readjustment (R$ 6,129); and
·	EPASA: Increase of R$ 5,493 mainly due to increase of energy generation.

Social Contribution and Income Tax

Expenses on taxes on profit in the 2nd quarter of 2019 were R$ 311,181, an increase of 19.8% (R$ 51,446) in relation to the one recorded in the same quarter of 2018, which reflects mainly the effects of variation in Profit Before Taxes

Profit for the Period and EBITDA

Due to the factors described above, the profit for this quarter was R$ 573,673, 27.4% (R$ 123,496) higher than the one of the same period of 2018.

EBITDA (Earnings before the effects of depreciation, amortization, finance income and costs, and income tax and social contribution) for the 2nd quarter of 2019 was R$ 1,504,503, 9.9% (R$ 134,991) higher than the one determined in the same period of 2018.

COMMENT ON THE PERFORMANCE OF SUBSIDIARIES/ASSOCIATES

Subsidiary/Associate: Companhia Paulista de Força e Luz - CPFL

The subsidiary Companhia Paulista de Força e Luz - CPFL is a publicly-held corporation, and the comment on its performance is included in its Quarterly Information - ITR as of June 30, 2019 filed with the Brazilian Securities and Exchange Commission (CVM).

Subsidiary/Associate: CPFL Geração de Energia S.A.

The subsidiary CPFL Geração de Energia S/A is a publicly-held corporation, and the comments on its individual and consolidated performance is included in its Quarterly Information – ITR as of June 30, 2019 filed with the Brazilian Securities and Exchange Commission (CVM).

Subsidiary/Associate: Companhia Piratininga de Força e Luz

The subsidiary Companhia Piratininga de Força e Luz is a publicly-held corporation, and the comments on its performance is included in its Quarterly Information – ITR as of June 30, 2019 filed with the Brazilian Securities and Exchange Commission (CVM).

Subsidiary/Associate: RGE Sul Distribuidora de Energia S.A.

The subsidiary RGE Sul Distribuidora de Energia S.A is a publicly-held corporation, and the comment on its performance is included in its Quarterly Information – ITR as of June 30, 2019 filed with the Brazilian Securities and Exchange Commission (CVM).

Subsidiary: CPFL Comercialização Brasil S.A.

	Consolidated
	2nd quarter			1st semester
	2019	2018	%	2019	2018	%
OPERATING REVENUES	921,645	948,985	-2.9%	1,783,498	1,951,800	-8.6%
Electricity sales to final consumers	532,085	474,487	12.1%	1,029,630	934,745	10.2%
Electricity sales to wholesaler´s	388,858	474,496	-18.0%	753,164	819,590	-8.1%
Other operating revenues	702	2	32000.1%	704	197,465	-99.6%
Deductions from operating revenues	(110,311)	(107,110)	3.0%	(213,054)	(203,561)	4.7%
NET OPERATING REVENUE	811,334	841,875	-3.6%	1,570,444	1,748,239	-10.2%
COST OF ELECTRIC ENERGY SERVICES	(782,234)	(800,396)	-2.3%	(1,501,003)	(1,491,474)	0.6%
Electricity purchased for resale	(782,097)	(800,258)	-2.3%	(1,500,907)	(1,491,307)	0.6%
Electricity network usage charges	(137)	(138)	-0.8%	(96)	(167)	-42.5%
OPERATING COST/EXPENSE	(8,981)	(12,141)	-26.0%	(20,239)	(23,752)	-14.8%
Personnel	(5,680)	(9,007)	-36.9%	(13,002)	(16,846)	-22.8%
Materials	(47)	(45)	4.3%	(85)	(69)	21.7%
Outside Services	(1,942)	(2,158)	-10.0%	(4,016)	(4,315)	-6.9%
Depreciation and Amortization	(497)	(609)	-18.5%	(1,015)	(1,221)	-16.8%
Other	(815)	(321)	153.9%	(2,120)	(1,301)	63.0%
INCOME FROM ELECTRIC ENERGY SERVICE	20,118	29,338	-31.4%	49,203	233,013	-78.9%
FINANCIAL INCOME (EXPENSE)	(1,316)	(4,836)	-72.8%	(9,064)	(209,661)	-95.7%
Income	14,931	7,152	108.8%	21,463	(191,760)	-111.2%
Expense	(16,247)	(11,988)	35.5%	(30,527)	(17,901)	70.5%
Equity in subsidiaries	13,610	5,059	169.0%	31,769	17,858	77.9%
INCOME BEFORE TAXES	32,414	29,561	9.6%	71,908	41,210	74.5%
Social Contribution	(1,734)	(2,411)	-28.1%	(3,696)	(2,385)	55.0%
Income Tax	(4,899)	(6,733)	-27.2%	(10,409)	(6,916)	50.5%
NET INCOME	25,779	20,417	26.3%	57,803	31,909	81.1%

Net income attributable to the shareholders of the company	25,780	20,417	26.3%	57,803	31,909	81.1%

EBITDA	34,657	35,236	-1.6%	83,051	252,613	-67.1%

Net Income for the Period and Adjusted EBITDA Reconciliation
NET INCOME FOR THE PERIOD	25,779	20,417	57,803	31,909
Depreciation and Amortization	497	609	1,015	1,221
Amortization of fair value adjustment of assets	431	230	1,064	521
Financial Income (Expense)	1,316	4,836	9,064	209,661
Social Contribution	1,734	2,411	3,696	2,385
Income Tax	4,899	6,733	10,409	6,916
Adjusted EBITDA	34,657	35,236	83,051	252,613

Gross Operating Revenue

The gross operating revenue for the 2nd quarter of 2019 was R$ 921,645, a decrease of R$ 27,340 (2.9%) in relation to the same quarter of 2018, mainly due to (i) supply of energy mainly due to the amount of energy sold (R$107,517), partially offset by: (ii) an increase of energy prices in 4.4% (R$ 21,218); (iii) supply of electric energy, basically in the amount related to new contracts (R$ 21,552) and (iv)  (R$ 34,924).

Cost of Electric Energy

Cost of electric energy in the 2nd quarter of 2019 was R$ 782,234, a decrease of R$ 18,162 (2.3%) in relation to the same quarter of 2018, basically explained by bilateral contracts, a decrease in the average volume purchased (R$ 78,994) partially offset by the average price of 7.5% (R$59,999).

Operating costs and expenses

The operating costs and expenses of personnel result determined in the 2nd quarter of 2019 was R$ 5,680, a decrease of R$ 3,328 (36.9%) when compared with the same quarter of 2018, basically by the short-term and mid-terms benefits recalculation.

Financial Income (Expenses)

Net finance result this quarter presented expenses of R$ 1,316, a decrease of R$ 3,520 compared to the same quarter of 2018, mainly due to an increase of monetary adjustments of accounts receivables with CCEE (R$ 8,417), partially offset by an increase in expenses over Swap operations (R$ 4,842).

The variation in share of profit (loss) of investees in the 2nd quarter of 2019 was an increase that refers mainly to the effect of the share of profit (loss) of RGE Sul (R$ 13,610).

Profit for the Period and EBITDA

The result determined in the 2nd quarter of 2019 was a profit of R$ 25,779, an increase of R$ 5,362 (26.3%) when compared with the same quarter of 2018.

EBITDA (Earnings before finance result, income tax and social contribution, depreciation and amortization) for the 2nd quarter of 2019 was R$ 34,657, a decrease of 1.6% when compared with the same quarter of 2018, which was R$ 35,236.

SUMMARY

SUMMARY

ASSET		30
LIABILITIES		31
INCOME STATEMENT		32
STATEMENT OF COMPREHENSIVE INCOME		33
CHANGES IN SHAREHOLDERS EQUITY		34
STATEMENT OF CASH FLOW ASSET		35
STATEMENT OF VALUE ADDED		36
(1)	OPERATIONS	37
(2)	PRESENTATION OF THE INTERIM FINANCIAL STATEMENTS	39
(3)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	42
(4)	FAIR VALUE MEASUREMENT	43
(5)	CASH AND CASH EQUIVALENTS	43
(6)	CONSUMERS, CONCESSIONAIRES AND LICENSEES	44
(7)	TAXES RECOVERABLE	45
(8)	SECTOR FINANCIAL ASSET AND LIABILITY	46
(9)	DEFERRED TAX ASSETS AND LIABILITIES	47
(10)	CONCESSION FINANCIAL ASSET	49
(11)	OTHER ASSETS	49
(12)	INVESTMENTS	50
(13)	PROPERTY, PLANT AND EQUIPMENT	54
(14)	INTANGIBLE ASSETS	55
(15)	CONTRACT ASSET	56
(16)	TRADE PAYABLES	56
(17)	BORROWINGS	57
(18)	DEBENTURES	60
(19)	PRIVATE PENSION PLAN	62
(20)	REGULATORY LIABILITIES	63
(21)	TAXES, FEES AND CONTRIBUTIONS	64
(22)	PROVISION FOR TAX, CIVIL AND LABOR RISKS AND ESCROW DEPOSITS	64
(23)	OTHER PAYABLES	66
(24)	EQUITY	66
(25)	EARNINGS PER SHARE	67
(26)	NET OPERATING REVENUE	68
(27)	COST OF ELECTRIC ENERGY	71
(28)	OTHER OPERATING COSTS AND EXPENSES	72
(29)	FINANCE INCOME (EXPENSES)	73
(30)	SEGMENT INFORMATION	73
(31)	RELATED PARTY TRANSACTIONS	74
(32)	RISK MANAGEMENT	74
(33)	FINANCIAL INSTRUMENTS	75
(34)	NON-CASH TRANSACTIONS	81

CPFL Energia S.A.
Statements of financial position at June 30, 2019 and December 31, 2018
(in thousands of Brazilian Reais)

	Note	Parent company		Consolidated
ASSETS		June 30, 2019	December 31, 2018	June 30, 2019	December 31, 2018

Current assets
Cash and cash equivalents	5	4,107,935	79,364	6,981,505	1,891,457
Consumers, concessionaires and licensees	6	-	-	4,599,139	4,547,951
Dividends and interest on capital	12	952,915	701,731	94,353	100,182
Income tax and social contribution recoverable	7	2,067	9,441	145,194	123,739
Other taxes recoverable	7	3,436	8,646	260,264	287,517
Derivatives	33	-	-	204,125	309,484
Sector financial asset	8	-	-	1,193,246	1,330,981
Contract assets	15	-	-	26,502	-
Other assets	11	425	417	628,045	811,005
Total current assets		5,066,777	799,599	14,132,373	9,402,316

Noncurrent assets
Consumers, concessionaires and licensees	6	-	-	689,638	752,795
Intragroup loans	30	1,499	72,933	-	-
Escrow Deposits	22	715	703	889,207	854,374
Income tax and social contribution recoverable	7	-	-	69,732	67,966
Other taxes recoverable	7	-	-	352,604	185,725
Sector financial assets	8	-	-	179,944	223,880
Derivatives	33	-	-	377,061	347,507
Deferred tax assets	9	136,348	112,522	928,067	956,380
Concession financial asset	10	-	-	8,070,373	7,430,149
Investments at cost		-	-	116,654	116,654
Other assets	11	4,412	4,863	719,417	927,440
Investments	12	10,330,019	9,816,139	1,038,754	980,362
Property, plant and equipment	13	1,739	1,087	9,225,343	9,456,614
Contract asset	15	-	-	1,344,423	1,046,433
Intangible assets	14	108	110	9,298,719	9,462,935
Total noncurrent assets		10,474,839	10,008,356	33,299,936	32,809,214

Total assets		15,541,616	10,807,954	47,432,309	42,211,530

The accompanying notes are an integral part of these interim financial statements.

CPFL Energia S.A.
Statements of financial position at June 30, 2019 and December 31, 2018
(in thousands of Brazilian Reais)

	Note	Parent company		Consolidated
		June 30, 2019	December 31, 2018	June 30, 2019	December 31, 2018
LIABILITIES AND EQUITY
Current liabilities
Trade payables	16	8,445	2,854	2,725,984	2,398,085
Borrowings	17	-	-	2,566,905	2,446,113
Debentures	18	-	-	652,074	917,352
Private pension plan	19	-	-	133,557	86,623
Regulatory liabilities	20	-	-	161,283	150,656
Income tax and social contribution payable	21	339	8,261	187,047	100,450
Other taxes, fees and contributions	21	1,384	5,258	669,473	664,989
Dividends		491,573	491,602	532,295	532,608
Estimated payroll		-	-	156,881	119,252
Derivatives	33	-	-	6,883	8,139
Use of public asset		-	-	6,104	11,570
Other payables	23	17,204	23,405	1,137,104	979,296
Total current liabilities		518,944	531,380	8,935,592	8,415,132

Noncurrent liabilities
Trade payables	16	-	-	330,302	333,036
Borrowings	17	-	-	8,549,968	8,989,846
Debentures	18	-	-	8,263,067	8,023,493
Private pension plan	19	-	-	1,107,738	1,156,639
Other taxes, fees and contributions	21	-	-	4,353	9,691
Deferred tax liabilities	9	-	-	1,095,818	1,136,227
Provision for tax, civil and labor risks	22	350	241	978,819	979,360
Derivatives	33	-	-	14,070	23,659
Sector financial liability	8	-	-	120,373	46,703
Use of public asset		-	-	96,647	89,965
Other payables	23	10,399	13,584	634,525	475,396
Total noncurrent liabilities		10,749	13,825	21,195,681	21,264,015

Equity	24
Issued capital		9,389,657	5,741,284	9,389,657	5,741,284
Capital reserves		393,959	469,257	393,959	469,257
Legal reserve		900,992	900,992	900,992	900,992
Statutory reserve - working capital improvement		3,527,510	3,527,510	3,527,510	3,527,510
Accumulated comprehensive income		(396,793)	(376,294)	(396,793)	(376,294)
Retained earnings		1,196,597	-	1,196,597	-
		15,011,923	10,262,749	15,011,923	10,262,749
Equity attributable to noncontrolling interests			-	2,289,113	2,269,634
Total equity		15,011,923	10,262,749	17,301,036	12,532,383

Total liabilities and equity		15,541,616	10,807,954	47,432,309	42,211,530

The accompanying notes are an integral part of these interim financial statements.

CPFL Energia S.A.
Statements of income for the periods ended on June 30, 2019 and 2018
(in thousands of Brazilian Reais, except for Earnings per share)

	Note	Parent company				Consolidated
		2019		2018 (1)		2019		2018 (1)
		2nd quarter	1st semester	2nd quarter	1st semester	2nd quarter	1st semester	2nd quarter	1st semester
Net operating revenue	26	-	-	-	-	7,036,306	14,163,752	6,945,366	13,320,021
Cost of services
Cost of electric energy	27	-	-	-	-	(4,268,610)	(8,752,373)	(4,538,036)	(8,551,758)
Cost of operation		-	-	-	-	(724,321)	(1,419,104)	(672,530)	(1,342,462)
Depreciation and amortization		-		-	-	(318,123)	(632,408)	(319,069)	(615,737)
Other cost of operation	28	-		-	-	(406,198)	(786,696)	(353,461)	(726,725)
Cost of services rendered to third parties	28	-	-	-	-	(512,238)	(928,133)	(370,642)	(742,003)

Gross profit		-	-	-	-	1,531,137	3,064,141	1,364,158	2,683,798
Operating expenses
Selling expenses		-	-	-	-	(181,128)	(363,467)	(148,412)	(277,051)
Depreciation and amortization		-	-	-	-	(1,283)	(2,563)	(1,026)	(2,096)
Allowance for doubtful accounts		-	-	-	-	(65,236)	(133,850)	(41,822)	(68,242)
Other selling expenses	28	-	-	-	-	(114,609)	(227,054)	(105,564)	(206,713)
General and administrative expenses		(14,163)	(25,008)	(8,405)	(17,651)	(229,647)	(444,128)	(236,112)	(439,987)
Depreciation and amortization		(53)	(108)	(45)	(93)	(16,665)	(33,431)	(22,399)	(43,337)
Other general and administrative expenses	28	(14,110)	(24,900)	(8,360)	(17,558)	(212,982)	(410,697)	(213,713)	(396,650)
Other operating expenses		-	-	-	-	(113,838)	(209,286)	(92,794)	(189,326)
Amortization of concession intangible asset		-	-	-	-	(72,109)	(144,219)	(71,287)	(142,795)
Other operating expenses	28	-	-	-	-	(41,729)	(65,067)	(21,507)	(46,531)

Income from electric energy services		(14,163)	(25,008)	(8,405)	(17,651)	1,006,524	2,047,260	886,840	1,777,432

Equity interests in subsidiaries, associates and joint ventures	12	583,916	1,195,693	462,042	913,028	89,654	175,430	68,746	154,102
Financial income (expenses)	29
Financial income		11,193	13,663	362	7,446	231,337	437,932	169,078	366,230
Financial expenses		(27)	(35)	(89)	(5,398)	(442,661)	(869,296)	(414,752)	(919,423)
		11,166	13,628	273	2,048	(211,324)	(431,364)	(245,674)	(553,193)
Profit before taxes		580,919	1,184,313	453,910	897,426	884,854	1,791,326	709,913	1,378,341
Social contribution	9	286	971	788	1,340	(84,028)	(174,078)	(69,844)	(136,712)
Income tax	9	(577)	(1,206)	1,015	731	(227,153)	(473,217)	(189,892)	(372,047)
		(291)	(235)	1,803	2,071	(311,181)	(647,295)	(259,736)	(508,760)

Profit for the period		580,628	1,184,079	455,714	899,497	573,673	1,144,031	450,177	869,581

Profit (loss) for the period attributable to owners of the Company						580,628	1,184,079	455,714	899,497
Profit (loss) for the period attributable to noncontrolling interests						(6,955)	(40,049)	(5,537)	(29,915)
Basic earnings per share attributable to owners of the Company (R$):	25					0.57	1.16	0.45	0.88
Diluted earnings per share attributable to owners of the Company (R$):	25					0.57	1.16	0.45	0.88

(1)     See note 2.8.

The accompanying notes are an integral part of these interim financial statements

CPFL Energia S.A.
Statements of comprehensive income for the periods ended June 30, 2019 and 2018
(In thousands of Brazilian reais - R$)

	Parent company
	2019		2018
	2nd quarter	1st semester	2nd quarter	1st semester
Profit for the period	580,628	1,184,079	455,714	899,497

Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Comprehensive income for the period of subsidiaries	(1,836)	(3,669)	(1,865)	(3,669)
Items that will be reclassified subsequently to profit or loss
Comprehensive income for the period of subsidiaries	(8,071)	(4,312)	3,107	(13,140)

Total comprehensive income for the period - individual	570,721	1,176,098	456,955	882,688

	Consolidated
	2019		2018
	2nd quarter	1st semester	2nd quarter	1st semester
Profit for the period	573,673	1,144,031	450,177	869,581

Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
- Actuarial gains (losses), net of tax effects	(1,836)	(3,669)	(1,865)	(3,669)
Items that will be reclassified subsequently to profit or loss
- Credit risk in fair value measurement of financial liabilities	(8,071)	(4,312)	3,107	(13,140)

Total comprehensive income for the period	563,766	1,136,050	451,419	852,773
Attributable to owners of the Company	570,721	1,176,098	456,956	882,688
Attributable to noncontrolling interests	(6,955)	(40,049)	(5,537)	(29,915)

The accompanying notes are an integral part of these interim financial statements

CPFL Energia S.A.
Statements of changes in shareholders' equity for the periods ended June 30, 2019 and 2018
(In thousands of Brazilian reais - R$)

			Earning reserves		Accumulated comprehensive income				Noncontrolling interests
	Issued capital	Capital reserve	Legal reserve	Working capital improvement	Deemed cost	Private pension plan / Credit risk in fair value measurement of financial liabilities	Retained earnings	Total	Accumulated comprehensive income	Other equity components	Total equity
Balance at December 31, 2018	5,741,284	469,257	900,992	3,527,510	380,721	(757,016)	-	10,262,749	10,055	2,259,578	12,532,383

Total comprehensive income	-	-	-	-	-	(7,981)	1,184,079	1,176,098	-	(40,048)	1,136,050
Profit for the period	-	-	-	-	-	-	1,184,079	1,184,079	-	(40,048)	1,144,031
Other comprehensive income - credit risk in fair value measurement of financial liabilities	-	-	-	-	-	(4,312)	-	(4,312)	-	-	(4,312)
Other comprehensive income - actuarial gains (losses)	-	-	-	-	-	(3,669)	-	(3,669)	-	-	(3,669)

Internal changes in equity	-	-	-	-	(12,518)	-	12,518	-	(889)	859	(30)
Realization of deemed cost of property, plant and equipment	-	-	-	-	(18,967)	-	18,967	-	(1,347)	1,347	-
Tax effect on realization of deemed cost	-	-	-	-	6,449	-	(6,449)	-	458	(458)	-
Other changes	-	-	-	-	-	-	-	-	-	(30)	(30)

Capital transactions with owners	3,648,374	(75,298)	-	-	-	-	-	3,573,076	-	59,556	3,632,632
Capital increase (reduction)	3,694,342	-	-	-	-	-	-	3,694,342	-	122	3,694,464
Public offering costs	(45,968)	-	-	-	-	-	-	(45,968)	-	-	(45,968)
Gain (loss) on interest in subsidiaries with no change in control	-	(75,298)	-	-	-	-	-	(75,298)	-	75,298	-
Dividend approved	-	-	-	-	-	-	-	-	-	(15,864)	(15,864)

Balance at June 30, 2019	9,389,657	393,959	900,992	3,527,510	368,203	(764,997)	1,196,597	15,011,923	9,166	2,279,945	17,301,036

			Earning reserves			Accumulated comprehensive income				Noncontrolling interests
				Statutory Reserves
	Issued capital	Capital reserve	Legal reserve	Concession financial asset	Working capital improvement	Deemed cost	Private pension plan / Credit risk in fair value measurement of financial liabilities	Retained earnings	Total	Accumulated comprehensive income	Other equity components	Total equity
Balance at December 31, 2017	5,741,284	468,014	798,090	826,600	1,292,046	405,840	(570,346)	-	8,961,528	11,833	2,212,983	11,186,344

Total comprehensive income	-	-	-	-	-	-	17,337	816,890	834,227	-	(29,915)	804,312
Profit for the period	-	-	-	-	-	-	-	899,497	899,497	-	(29,915)	869,582
Other comprehensive income - credit risk in fair value measurement of financial liabilities	-	-	-	-	-	-	21,006	(34,146)	(13,140)	-	-	(13,140)
Effects of first adoption of IFRS 9 / CPC 48	-	-	-	-	-	-	-	(48,461)	(48,461)	-	-	(48,461)
Other comprehensive income - actuarial gains (losses)	-	-	-	-	-	-	(3,669)	-	(3,669)	-	-	(3,669)

Internal changes in equity	-	4	-	(826,600)	-	(12,887)	-	839,487	4	(889)	842	(43)
Realization of deemed cost of property, plant and equipment	-	-	-	-	-	(19,526)	-	19,526	-	(1,347)	1,347	-
Tax effect on realization of deemed cost	-	-	-	-	-	6,639	-	(6,639)	-	458	(458)	-
Changes in statutory reserve in the period	-	-	-	(826,600)	-	-	-	826,600	-	-	-	-
Other changes	-	4	-	-	-	-	-	-	4	-	(47)	(43)

Capital transactions with owners	-	-	-	-	-	-	-	-	-	-	(49,868)	(49,868)
Capital increase (reduction)	-	-	-	-	-	-	-	-	-	-	15	15
Dividend approved	-	-	-	-	-	-	-	-	-	-	(49,884)	(49,884)

Balance at June 30, 2018	5,741,284	468,018	798,090	-	1,292,046	392,952	(553,008)	1,656,377	9,795,759	10,943	2,134,042	11,940,745

The accompanying notes are an integral part of these interim financial statements.

CPFL Energia S/A
Statements of cash flow for the periods ended June 30, 2019 and 2018
(in thousand of Brazilian Reais - R$)

	Parent company		Consolidated
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Profit before taxes	1,184,313	897,426	1,791,326	1,378,341
Adjustment to reconcile profit to cash from operating activities
Depreciation and amortization	108	93	812,621	803,965
Provision for tax, civil and labor risks	132	(12)	62,434	55,305
Allowance for doubtful accounts	-	-	133,850	68,242
Interest on debts, inflation adjustment and exchange rate changes	(39)	2,973	481,037	576,458
Pension plan expense (income)	-	-	56,302	44,955
Equity interests in subsidiaries, associates and joint ventures	(1,195,693)	(913,028)	(175,430)	(154,102)
Impairment	-	-	-	(5,837)
Loss (gain) on disposal of noncurrent assets	-	-	60,902	52,410
Deferred taxes (PIS and COFINS)	-	-	(213)	(182)
Others	-	-	-	(36,581)
	(11,178)	(12,549)	3,222,830	2,782,973
Decrease (increase) in operating assets
Consumers, concessionaires and licensees	-	-	(121,622)	(370,264)
Dividend and interest on capital received	347,350	428,935	122,868	152,494
Taxes recoverable	7,316	(116)	(154,688)	(57,253)
Escrow deposits	(7)	(106)	(17,088)	(8,219)
Sector financial asset	-	-	281,882	(487,028)
Receivables - CDE	-	-	38,738	47,325
Other operating assets	675	341	2,607	(64,208)

Increase (decrease) in operating liabilities
Trade payables	5,591	(1,508)	325,165	(60,020)
Other taxes and social contributions	(3,873)	(264)	(13,318)	(234,899)
Other liabilities with private pension plan	-	-	(61,938)	(50,354)
Regulatory charges	-	-	10,627	(294,742)
Tax, civil and labor risks paid	(39)	(119)	(92,980)	(92,987)
Sector financial liability	-	-	20,943	(69,878)
Payables - CDE	-	-	23,696	9,715
Other operating liabilities	(9,386)	(2,738)	378,989	215,489
Cash flows provided (used) by operations	336,449	411,876	3,966,711	1,418,144
Interest paid on debts and debentures	-	(4,235)	(595,047)	(681,214)
Income tax and social contribution paid	(3,023)	-	(533,803)	(366,416)
Cash flows provided (used) by operations activities	333,426	407,641	2,837,861	370,514

Investing activities
Purchases of property, plant and equipment	(988)	(252)	(71,669)	(129,534)
Purchases of contract asset	-	-	(887,835)	(712,474)
Purchases and construction of intangible assets	-	(23)	(6,634)	(5,650)
Securities, pledges and restricted deposits - investment	-	(500)	(172,269)	(235,464)
Securities, pledges and restricted deposits - redemption	-	-	183,797	168,977
Advances for future capital increases	-	(62,395)	-	-
Intragroup loans to subsidiaries	(876)	(7,592)	-	-
Receiving of intragroup loans from subsidiaries	72,349	135,217	-	-

Net cash generated by (used) in investing activities	70,485	64,455	(954,611)	(914,145)

Financing activities
Capital Increase of noncontrolling shareholder	3,624,689	-	3,624,689	15
Borrowings and debentures raised	-	-	4,431,859	6,386,698
Repayment of principal of borrowings and debentures	-	(186,000)	(4,988,656)	(6,657,657)
Repayment of derivatives	-	-	155,070	365,434
Advance for future capital increase	-	-	12	-
Dividend and interest on capital paid	(29)	(279,093)	(16,176)	(310,267)
Net cash generated by (used in) financing activities	3,624,660	(465,093)	3,206,799	(215,777)
Net increase (decrease) in cash and cash equivalents	4,028,571	7,003	5,090,048	(759,407)
Cash and cash equivalents at the beginning of the period	79,364	6,581	1,891,457	3,249,642
Cash and cash equivalents at the end of the period	4,107,935	13,585	6,981,505	2,490,235

The accompanying notes are an integral part of these interim financial statements.

CPFL Energia S.A.
Statements of value added for the periods ended June 30, 2019 and 2018
(in thousand of Brazilian Reais - R$)

	Parent company		Consolidated
	1st semester 2019	1st semester 2018	1st semester 2019	1st semester 2018
1. Revenues	989	275	21,579,978	20,220,616
1.1 Operating revenues	-	-	20,665,205	19,397,799
1.2 Revenues related to the construction of own assets	988	275	122,042	150,444
1.3 Revenue from infrastructure construction	-	-	926,580	740,615
1.4 Allowance for doubtful accounts	-	-	(133,850)	(68,242)

2. (-) Inputs	(13,829)	(5,477)	(11,400,429)	(11,016,283)
2.1 Electricity Purchased for Resale	-	-	(9,633,882)	(9,478,293)
2.2 Material	(1,079)	(322)	(693,232)	(591,856)
2.3 Outsourced Services	(11,344)	(3,902)	(749,707)	(693,424)
2.4 Other	(1,405)	(1,253)	(323,608)	(252,710)

3. Gross added value (1 + 2)	(12,840)	(5,202)	10,179,548	9,204,333

4. Retentions	(108)	(93)	(816,054)	(805,756)
4.1 Depreciation and amortization	(108)	(93)	(671,834)	(662,961)
4.2 Amortization of intangible assets	-	-	(144,219)	(142,795)

5. Net added value generated (3 + 4)	(12,948)	(5,295)	9,363,494	8,398,577

6. Added value received in transfer	1,210,022	920,839	635,477	543,566
6.1 Financial Income	14,330	7,810	460,047	389,464
6.2 Equity interests in subsidiaries, associates and joint ventures	1,195,693	913,028	175,430	154,102

7. Added value to be distributed (5 + 6)	1,197,075	915,544	9,998,971	8,942,143

8. Distribution of added value
8.1 Personnel and Charges	10,239	10,447	716,582	676,975
8.1.1 Direct Remuneration	4,796	5,187	403,516	396,402
8.1.2 Benefits	4,762	4,522	280,430	246,914
8.1.3 Government severance indemnity fund for employees - F.G.T.S.	681	738	32,636	33,659
8.2 Taxes, Fees and Contributions	2,668	205	7,220,971	6,437,815
8.2.1 Federal	2,652	181	3,793,321	3,496,765
8.2.2 Estate	16	24	3,412,197	2,928,814
8.2.3 Municipal	-	-	15,453	12,236
8.3 Interest and Rentals	89	5,396	917,390	957,772
8.3.1 Interest	32	5,394	878,741	921,288
8.3.2 Rental	58	2	38,649	36,483
8.4 Interest on capital	1,184,079	899,497	1,144,031	869,581
8.4.2 Retained Earnings	1,184,079	899,497	1,144,031	869,581
	1,197,075	915,544	9,998,971	8,942,143

The accompanying notes are an integral part of these interim financial statements.

CPFL ENERGIA S.A.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

AT JUNE 30, 2019

 (Amounts in thousands of Brazilian reais – R$, unless otherwise stated)

(1)          OPERATIONS

CPFL Energia S.A. (“CPFL Energia” or “Company”) is a publicly-held corporation incorporated for the principal purpose of operating as a holding company, with equity interests in other companies primarily engaged in electric energy distribution, generation and commercialization activities in Brazil.

The Company’s registered office is located at Rua Jorge Figueiredo Corrêa, nº 1.632, Jardim Professora Tarcília, CEP 13087-397 – Campinas - SP - Brazil.

The Company has direct and indirect interests in the following subsidiaries and joint ventures:

Energy distribution	Company type	Equity interest	Location (state)	Number of municipalities	Approximate number of consumers (in thousands)	Concession period	End of the concession

Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-held corporation	Direct 100%	Interior of São Paulo	234	4,539	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-held corporation	Direct 100%	Interior and coast of São Paulo	27	1,773	30 years	October 2028
RGE Sul Distribuidora de Energia S.A. ("RGE") (f)	Publicly-held corporation	Direct and Indirect 100%	Interior of Rio Grande do Sul	381	2,904	30 years	November 2027
Companhia Jaguari de Energia ("CPFL Santa Cruz")	Privately-held corporation	Direct 100%	Interior of São Paulo, Paraná and Minas Gerais	45	461	30 years	July 2045

					Installed power (MW)
Energy generation (conventional and renewable sources) and Energy transmission	Company type	Equity interest	Location (state)	Number of plants / type of energy	Total	CPFL share

CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-held corporation	Direct 100%	São Paulo and Goiás	3 Hydropower (a)	1295	678
CERAN - Companhia Energética Rio das Antas ("CERAN")	Privately-held corporation	Indirect 65%	Rio Grande do Sul	3 Hydropower	360	234
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Privately-held corporation	Indirect 51% (d)	Santa Catarina and Rio Grande do Sul	1 Hydropower	855	436
Campos Novos Energia S.A. ("ENERCAN")	Privately-held corporation	Indirect 48.72%	Santa Catarina	1 Hydropower	880	429
BAESA - Energética Barra Grande S.A. ("BAESA")	Publicly-held corporation	Indirect 25.01%	Santa Catarina and Rio Grande do Sul	1 Hydropower	690	173
Centrais Elétricas da Paraíba S.A. ("EPASA")	Privately-held corporation	Indirect 53.34%	Paraíba	2 Thermal	342	182
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Privately-held corporation	Indirect 59.93% (b)	Tocantins	1 Hydropower	903	38
CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-held corporation	Indirect 53.18%	(c)	(c)	(c)	(c)
CPFL Centrais Geradoras Ltda ("CPFL Centrais Geradoras")	Limited liability company	Direct 100%	São Paulo and Minas Gerais	6 SHPs	4	4

CPFL Transmissão Piracicaba S.A ("CPFL Piracicaba")	Privately-held corporation	Indirect 100%	São Paulo	n/a	n/a	n/a
CPFL Transmissão Morro Agudo S.A ("CPFL Morro Agudo")	Privately-held corporation	Indirect 100%	São Paulo	n/a	n/a	n/a
CPFL Transmissão Maracanaú S.A. (“CPFL Maracanaú”) (e)	Privately-held corporation	Indirect 100%	Ceará	n/a	n/a	n/a
CPFL Transmissão Sul I S.A. (“CPFL Sul I”) (e)	Privately-held corporation	Indirect 100%	Santa Catarina	n/a	n/a	n/a
CPFL Transmissão Sul II S.A. (“CPFL Sul II”) (e)	Privately-held corporation	Indirect 100%	Rio Grande do Sul	n/a	n/a	n/a

Energy commercialization	Company type	Core activity	Equity interest
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Privately-held corporation	Energy commercialization	Direct 100%
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited liability company	Commercialization and provision of energy services	Indirect 100%
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Privately-held corporation	Energy commercialization	Indirect 100%
CPFL Planalto Ltda. ("CPFL Planalto")	Limited liability company	Energy commercialization	Direct 100%
CPFL Brasil Varejista S.A. ("CPFL Brasil Varejista")	Privately-held corporation	Energy commercialization	Indirect 100%

Provision of services	Company type	Core activity	Equity interest
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Privately-held corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%
NECT Serviços Administrativos Ltda ("Nect")	Limited liability company	Provision of administrative services	Direct 100%
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited liability company	Provision of call center services	Direct 100%
CPFL Total Serviços Administrativos Ltda. ("CPFL Total")	Limited liability company	Collection services	Direct 100%
CPFL Eficiência Energética S.A ("CPFL Eficiência")	Privately-held corporation	Energy efficiency management	Direct 100%
TI Nect Serviços de Informática Ltda. ("Authi")	Limited liability company	Provision of IT services	Direct 100%
CPFL GD S.A ("CPFL GD")	Privately-held corporation	Provision of maintenance services for energy generation companies	Indirect 100%

Others	Company type	Core activity	Equity interest
CPFL Jaguari de Geração de Energia Ltda ("Jaguari Geração")	Limited liability company	Holding company	Direct 100%
Chapecoense Geração S.A. ("Chapecoense")	Privately-held corporation	Holding company	Indirect 51%
Sul Geradora Participações S.A. ("Sul Geradora")	Privately-held corporation	Holding company	Indirect 99.95%
CPFL Telecom S.A ("CPFL Telecom")	Privately-held corporation	Telecommunication services	Direct 100%

a)	CPFL Geração has 51.54% of the assured energy and power of the Serra da Mesa hydropower plant, which concession is owned by Furnas.
b)	Paulista Lajeado holds a 7% interest in the installed power of Investco S.A. (5.94% interest in total capital).
c)

CPFL Renováveis has operations in the states of São Paulo, Minas Gerais, Mato Grosso, Santa Catarina, Ceará, Rio Grande do Norte, Paraná and Rio Grande do Sul and its main activities are: (i) holding investments in companies of the renewable energy segment; (ii) identification, development, and exploration of generation potentials; and (iii) sale of electric energy. At June 30, 2019, CPFL Renováveis had a portfolio of 108 projects of 2,447.1 MW of installed capacity (2,132.7  MW in operation):

·	Hydropower generation: 42 SHP’s (481.9 MW) with 40 SHPs in operation (453.1 MW) and 2 SHPs under construction/development (28.8 MW);
·	Wind power generation: 57 projects (1,594.1 MW) with 45 projects in operation (1,308.5 MW) and 12 projects under construction/development (285.6 MW);
·	Biomass power generation: 8 plants in operation (370 MW);
·	Solar power generation: 1 solar plant in operation (1.1 MW).

d)	The joint venture Chapecoense has as its direct subsidiary Foz do Chapecó and fully consolidates its financial statements.
e)

In August 2018 it was established CPFL Maracanaú  (at Ceará state) and in March 2019 it was established CPFL Sul I (at Santa Catarina state) e a CPFL Sul II (at Rio Grande do Sul state). The purpose of these subsidiaries is the exploring concessions for electric power transmission, including the construction, operation and maintenance of basic grid transmission facilities.

f)

As described in note 12.6.1 of financial statements of December 31, 2018, the merger of RGE with RGE Sul was approved by ANEEL. Since January 1, 2019, the operations of these subsidiaries have been carried out only by RGE Sul, which adopted the trade name “RGE”.

In the 2nd quarter 2019, the Company approved an integration plan for CPFL Renováveis, which involves (i) the implementation of actions to restructure and improve the operations of CPFL Renováveis, with the aim of creating synergies between CPFL Renováveis and the Company’s organizational structure, and (ii) the conclusion of studies and analysis focused on a corporate reorganization, which could involve a total or partial consolidation of CPFL Geração and CPFL Renováveis, which is still subject to further review and approvals.

In June 30, 2019 and also in the date of approval of these interim financial statements the negotiation of such operation was not concluded.

(2)           PRESENTATION OF THE INTERIM FINANCIAL STATEMENTS

2.1 Basis of preparation

This interim individual (Parent Company) and consolidated financial statement has been prepared and is being presented in accordance with the International Accounting Standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standard Board – IASB, and also based on standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of Quarterly Financial Information (ITR), in accordance with Technical Pronouncement CPC 21 (R1) - Interim Financial Reporting.

The Company and the subsidiaries (“Group”) also follows the guidelines of the Accounting Manual of the Brazilian Electricity Sector and the standards laid down by the Brazilian Electricity Regulatory Agency (Agência Nacional de Energia Elétrica – ANEEL), when these do not conflict with the accounting practices adopted in Brazil and/or International Financial Reporting Standards.

The accounting practices and criteria adopted in preparing these individual and consolidated interim financial statements are consistent with those adopted in preparing the financial statements at December 31, 2018, except for CPC 06 (R2)/IFRS 16 Leases and ICPC 22/IFRIC 23 Uncertainty over income tax treatments that, as described in note 3.18 of those financial statements, had no material impact, and therefore should be read together.

Management states that all material information of the interim financial statements is disclosed and corresponds to what is used in the Group's management.

The interim financial statements were authorized for issue by Management and on August 5, 2019.

2.2 Basis of measurement

The interim financial statements has been prepared on the historical cost basis except for the following items recorded in the statements of financial position: i) derivative financial instruments measured at fair value and ii) non derivative financial instruments measured at fair value through profit or loss. The classification of the fair value measurement in the level 1, 2 or 3 categories (depending on the degree of observance of the variables used) is presented in note 33 – Financial Instruments.

2.3 Use of estimates and judgments

The preparation of the interim financial statements requires the Group’s management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

By definition, the accounting estimates are rarely the same as the actual results. Accordingly, the Group’s management review the estimates and assumptions on an ongoing basis, based on previous experience and other relevant factors. Adjustments resulting from revisions to accounting estimates are recognized in the period in which the estimates are revised and applied on a prospective basis.

The main accounts that require the adoption of estimates and assumptions, which are subject to a greater degree of uncertainty and may result in a material adjustment if these estimates and assumptions suffer significant changes in subsequent periods, are:

·	Note 6 – Consumers, concessionaires and licensees (Allowance for doubtful accounts: key assumptions regarding to the expected credit loss - ECL);
·	Note 8 – Sector financial asset and liability (Regulatory discretion and judgement over certain items);
·	Note 9 – Deferred tax assets and liabilities (recognition of assets: availability of future taxable profit against which the tax losses can be utilized);
·	Note 10 – Concession financial asset (assumptions for fair value measurement, based on significant unobservable inputs, see note 33);

·	Note 11 – Other assets (allowance for doubtful accounts: key assumptions regarding to the expected credit loss - ECL);
·	Note 13 – Property, plant and equipment (definition of useful lives and key assumptions regarding recoverable amounts);
·	Note 14 – Intangible assets (key assumptions regarding recoverable amounts);
·	Note 15 – Contract Asset (key assumptions regarding recoverable amounts);
·	Note 19 – Private pension plan (key actuarial assumptions used in the measurement of defined benefit obligations);
·	Note 22 – Provision for tax, civil and labor risks and escrow deposits (recognition and measurement: key assumptions on the probability and magnitude of outflow of resources); and
·	Note 26 – Net operating revenue (assumptions for measurement of unbilled supply and Distribution System Usage Tariff - TUSD).

2.4 Functional currency and presentation currency

The Group’s functional currency is the Brazilian Real, and the individual and consolidated interim financial statements is being presented in thousands of reais. Figures are rounded only after sum-up of the amounts. Consequently, when summed up, the amounts stated in thousands of reais may not tally with the rounded totals.

2.5 Segment information

An operating segment is a component of the Company (i) that engages in operating activities from which it earns revenues and incurs expenses, (ii) whose operating results are regularly reviewed by Management to make decisions about resources to be allocated and assess the segment's performance, and (iii) for which individual financial information is available.

The Group’s officers use reports to make strategic decisions, segmenting the business into: (i) electric energy distribution activities (“Distribution”); (ii) electric energy generation and transmission from conventional sources activities (“Generation”); (iii) electric energy generation activities from renewable sources (“Renewables”); (iv) energy commercialization activities (“Commercialization”); (v) service activities (“Services”); and (vi) other activities not listed in the previous items.

2.6 Information on equity interests

The Company's equity interests in direct and indirect subsidiaries and joint ventures are described in note 1. Except for (i) the companies ENERCAN, BAESA, Chapecoense and EPASA, which use the equity method of accounting, and (ii) the non-controlling interest in the investment stated at cost by the subsidiary Paulista Lajeado in Investco S.A., that is the best estimate of their fair value, all other entities are fully consolidated.

At June 30, 2019 and December 31, 2018 and for the quarters and semesters ended June 30, 2019 and 2018 the noncontrolling interests in the consolidated balances refer to interests held by third parties in subsidiaries CERAN, Paulista Lajeado and CPFL Renováveis.

2.7 Statement of value added

The Company has prepared the individual and consolidated statements of value added (“DVA”) in conformity with technical pronouncement CPC 09 - Statement of Value Added, which are presented as an integral part of the interim financial statements in accordance with accounting practices adopted in Brazil and as supplementary information to the interim financial statements in accordance with IFRS, as this statement is neither provided for nor required by IFRS.

2.8 New presentation of financial statements of 2018 – breakdown of lines

Starting in 2019, focusing on improving the presentation of the financial statements for the monitoring of results by Group Management, through a better analysis of costs and expenses accounts, the Company split the depreciation, amortization and allowance for doubtful accounts lines in the income statement.

For comparability purposes, these changes were applied retrospectively according to CPC 23/IAS 8, and therefore, the interim financial statements regarding 2018 are being restated with the same breakdown. There are no changes in costs and expenses assumptions.

The following table summarizes the impacts on interim financial statements:

2nd quarter of 2018

	Parent company			Consolidated
	2nd quarter 2018			2nd quarter 2018
	Originally disclosed	Breakdown of lines	New presentation	Originally disclosed	Breakdown of lines	New presentation
NET OPERATING REVENUE	-	-	-	6,945,366	-	6,945,366
COST OF ELECTRIC ENERGY SERVICES
Cost of electric energy	-	-	-	(4,538,036)	-	(4,538,036)

Cost of operation	-	-	-	(672,530)	-	(672,530)
Depreciation and amortization	-	-	-	-	(319,069)	(319,069)
Other cost of operation	-	-	-	-	(353,461)	(353,461)

Cost of services rendered to third parties	-	-	-	(370,642)	-	(370,642)

Gross profit	-	-	-	1,364,158	-	1,364,158
OPERATING EXPENSES

Selling expenses	-	-	-	(148,412)	-	(148,412)
Depreciation and amortization	-	-	-	-	(1,026)	(1,026)
Allowance for doubtful accounts	-	-	-	-	(41,822)	(41,822)
Other selling expenses	-	-	-	-	(105,564)	(105,564)

General and administrative expenses	(8,405)	-	(8,405)	(236,112)	-	(236,112)
Depreciation and amortization	-	(45)	(45)	-	(22,399)	(22,399)
Other general and administrative expenses	-	(8,360)	(8,360)	-	(213,713)	(213,713)

Other operating expenses	-	-	-	(92,794)	-	(92,794)
Amortization of concession intangible asset	-	-	-	-	(71,287)	(71,287)
Other operating expenses	-	-	-	-	(21,507)	(21,507)

Income from electric energy services	(8,405)	-	(8,405)	886,840	-	886,840

Equity interests in subsidiaries, associates and joint ventures	462,042	-	462,042	68,746	-	68,746
Financial income (expenses)
Financial income	362	-	362	169,078	-	169,078
Financial expenses	(89)	-	(89)	(414,752)	-	(414,752)
	273	-	273	(245,674)	-	(245,674)
Profit before taxes	453,910	-	453,910	709,913	-	709,913
Social contribution	788	-	788	(69,844)	-	(69,844)
Income tax	1,015	-	1,015	(189,892)	-	(189,892)
	1,803	-	1,803	(259,736)	-	(259,736)

Profit for the period	455,714	-	455,714	450,177	-	450,177

Profit (loss) for the period attributable to owners of the Company				455,714	-	455,714
Profit (loss) for the period attributable to noncontrolling interests				(5,537)	-	(5,537)

1st semester of 2018

	Parent company			Consolidated
	1st semester 2018			1st semester 2018
	Originally disclosed	Breakdown of lines	New presentation	Originally disclosed	Breakdown of lines	New presentation
NET OPERATING REVENUE	-	-	-	13,320,021	-	13,320,021
COST OF ELECTRIC ENERGY SERVICES
Cost of electric energy	-	-	-	(8,551,758)	-	(8,551,758)

Cost of operation	-	-	-	(1,342,462)	-	(1,342,462)
Depreciation and amortization	-	-	-	-	(615,737)	(615,737)
Other cost of operation	-	-	-	-	(726,725)	(726,725)

Cost of services rendered to third parties	-	-	-	(742,003)	-	(742,003)

Gross profit	-	-	-	2,683,798	-	2,683,798
OPERATING EXPENSES

Selling expenses	-	-	-	(277,051)	-	(277,051)
Depreciation and amortization	-	-	-	-	(2,096)	(2,096)
Allowance for doubtful accounts	-	-	-	-	(68,242)	(68,242)
Other selling expenses	-	-	-	-	(206,713)	(206,713)

General and administrative expenses	(17,651)	-	(17,651)	(439,987)	-	(439,987)
Depreciation and amortization	-	(93)	(93)	-	(43,337)	(43,337)
Other general and administrative expenses	-	(17,558)	(17,558)	-	(396,650)	(396,650)

Other operating expenses	-	-	-	(189,326)	-	(189,326)
Amortization of concession intangible asset	-	-	-	-	(142,795)	(142,795)
Other operating expenses	-	-	-	-	(46,531)	(46,531)

Income from electric energy services	(17,651)	-	(17,651)	1,777,432	-	1,777,432

Equity interests in subsidiaries, associates and joint ventures	913,028	-	913,028	154,102	-	154,102
Financial income (expenses)
Financial income	7,446	-	7,446	366,230	-	366,230
Financial expenses	(5,398)	-	(5,398)	(919,423)	-	(919,423)
	2,048	-	2,048	(553,193)	-	(553,193)
Profit before taxes	897,426	-	897,426	1,378,341	-	1,378,341
Social contribution	1,340	-	1,340	(136,712)	-	(136,712)
Income tax	731	-	731	(372,047)	-	(372,047)
	2,071	-	2,071	(508,760)	-	(508,760)

Profit for the period	899,497	-	899,497	869,581	-	869,581

Profit (loss) for the period attributable to owners of the Company				899,497	-	899,497
Profit (loss) for the period attributable to noncontrolling interests				(29,915)	-	(29,915)

(3)           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Except for the changes noted bellow these interim financial information of the Group was prepared based on the same accounting policies described in notes 3.1 to 3.18 disclosed in the financial statements for the year ended December 31, 2018. Effects of the changes in accounting policies on the group's consolidated financial statements for the year ended December 31, 2019 are also expected.

Nature and effect of the changes arising from the application of the new and revised standards

The Group initially adopted CPC 06(R2) / IFRS 16 and ICPC 22 / IFRIC 23 as of January 1, 2019. A series of other new standards are effective as of January 1, 2019, without material effect on the Group’s interim accounting information.

With respect to ICPC 22 / IFRIC 23, the Group applied the interpretation and informs that there was no material impact on its adoption.

The CPC 06 (R2) / IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases, from the lessees and lessors’ perspectives. Among the changes arising from CPC 06 (R2) / IFRS 16, this standard eliminated the classification of leases as either operating leases or finance, providing for a single lessee accounting model in which all leases result in the recognition of a right-of-use asset and a lease liability.

Following the adoption of CPC 06 (R2) / IFRS 16, lease payments under operating leases are not charged to operating results on accrual basis. Instead, depreciation of the right to use a leased asset, as well as the finance expenses and foreign exchange gains or losses over the lease liability, affect the results. As regards the lessors, it virtually retains the requirements of IAS 17, including only some additional disclosure aspects.

The Company applied short-term lease exemption and recognizes payments associated with such leases as expenses over the arrangements terms.

According to the transition provisions set forth in CPC 06 (R2) / IFRS 16, the Company applied this standard retrospectively with the cumulative effect of its initial application recognized at January 1. 2019, without restatement of prior period information, and the following practical expedients were chosen: short-term leases (contracts with maximum duration of 12 months) and low-value items (fair value of the identified leased asset lower than US$ 5 thousand). The lessor accounting remained similar to the current standard – i.e. lessors continue to classify leases as finance or operating leases.

The standard defines that a contract is or contains a lease if it conveys the right to control the use of the identified assets for a period of time for a consideration. As a result of the initial application of CPC 06 (R2) / IFRS 16, in regard to leases that were previously classified as operating leases, the Group assessed the standard and concluded that there was no material impact on its adoption.

(4)          FAIR VALUE MEASUREMENT

A number of the Group’s accounting policies and disclosures require the fair value measurement, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. When applicable, additional information on the assumptions made in the fair value measurement is disclosed in the notes specific to that asset or liability.

The Group measures fair value as the price that would be received for the sale of the asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

- Property, plant and equipment, intangible assets and contract asset

The fair value of items of property, plant and equipment is based on the market approach and cost approaches using quoted market prices for similar items when available and replacement cost when appropriate.

- Financial instruments

Financial instruments measured at fair value are valued based on quoted prices in an active market, or, if such prices are not available, they are assessed using pricing models, applied individually to each transaction, taking into consideration future cash flows, based on the contractual conditions, discounted to present value at rates obtained from market interest curves, having as a basis, whenever available, information obtained from the websites of B3 S.A. and “Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais – ANBIMA” (note 33) and also includes the debtor's credit risk rate.

The right to compensation, to be paid by the Federal Government when the distribution concessionaires’ assets are handed over at the end of the concession period are classified as measured at fair value through profit or loss. The methodology adopted for valuing these assets is based on the tariff review process for distributors. This process, conducted every four or five years according to each concessionaire, involves assessing the replacement price of the distribution infrastructure, in accordance with criteria established by the granting authority (“ANEEL”). This valuation basis is also used for establishing the distribution tariff, which is adjusted annually up to the next tariff review, based on main inflation indices.

Accordingly, at the time of the tariff review, each distribution concessionaire adjusts the position of the financial asset base for compensation at the amounts ratified by the granting authority and uses the Extended Consumer Price Index (“IPCA”) as the best estimates for adjusting the original value until the next tariff review process.

(5)           CASH AND CASH EQUIVALENTS

	Parent company		Consolidated
	June 30, 2019	December 31, 2018	June 30, 2019	December 31, 2018
Bank balances	550	2,824	389,915	422,968
Short-term financial investments	4,107,386	76,540	6,591,590	1,468,489
Overnight investment (a)	-	-	-	66
Private credit note (b)	4,107,386	76,540	6,070,062	639,601
Investment funds (c)	-	-	521,527	828,822
Total	4,107,935	79,364	6,981,505	1,891,457

a)

Bank account balances, which earn daily interest by investment in repurchase agreements secured on Bank Certificate Deposit (CDB) and interest of 15% of the variation in the Interbank Certificate of Deposit (CDI).

b)

Short-term investments in: (i) Bank Certificates of Deposit (CDB) R$ 5,445,574 in June 30, 2019 and R$ 462,551 in December 31, 2018),  (ii) secured debentures R$ 356,212 in June 30, 2019  and R$ 177,050 in December 31, 2018) and (iii) leasing notes (R$ 268,272), with major financial institutions that operate in the Brazilian financial market, with daily liquidity, short term maturity, low credit risk and interest equivalent, on average, to 99,26% of the CDI.

c)

Investments funds, with high liquidity and interest equivalent, on average, to 92,74% of the CDI, subject to floating rates tied to the CDI linked to federal government bonds, CDBs, financial bills and secured debentures of major financial institutions, with low credit risk and short term maturity.

(6)           CONSUMERS, CONCESSIONAIRES AND LICENSEES

The consolidated balance includes mainly activities from the supply of electric energy, broken down as follows at June 30, 2019 and December 31, 2018:

	Consolidated
	Amounts	Past due		Total
	not due	until 90 days	> 90 days	June 30, 2019	December 31, 2018
Current
Consumer classes
Residential	733,969	623,568	82,708	1,440,245	1,459,186
Industrial	318,310	103,467	80,236	502,013	480,184
Commercial	287,213	107,969	37,778	432,960	466,483
Rural	86,967	28,990	11,838	127,794	123,392
Public administration	74,587	19,237	2,529	96,353	99,051
Public lighting	62,642	6,538	7,034	76,214	77,868
Public utilities	95,390	18,714	7,163	121,267	121,840
Billed	1,659,078	908,483	229,286	2,796,846	2,828,004
Unbilled	1,182,421	-	-	1,182,421	1,158,106
Financing of consumers' debts	181,367	38,119	31,833	251,319	224,903
CCEE transactions	131,816	4,331	24,126	160,273	175,176
Concessionaires and licensees	480,367	2,045	13,486	495,898	428,361
Others	45,869	-	-	45,869	34,002
	3,680,918	952,978	298,731	4,932,626	4,848,552
Allowance for doubtful accounts				(333,487)	(300,601)
Total				4,599,139	4,547,951

Noncurrent
Financing of consumers' debts	176,707	-	-	176,707	196,635
Free energy	6,556	-	-	6,556	6,360
CCEE transactions	230,868	275,506	-	506,374	549,800
Total	414,131	275,506	-	689,638	752,795

Allowance for doubtful accounts

The allowance for doubtful debts is set up based on the expected credit loss (ECL), adopting the simplified method of recognizing, based on the history and future probability of default.

Movements in the allowance for doubtful accounts are shown below:

	Consumers, concessionaires and licensees	Other assets (note 11)	Total
At December 31, 2018	(300,601)	(28,698)	(329,299)
Allowance - reversal (recognition)	(211,988)	(295)	(212,283)
Recovery of revenue	78,397	35	78,432
Write-off of accrued receivables	100,706	(35)	100,671
At June 30, 2019	(333,487)	(28,993)	(362,480)

(7)           TAXES RECOVERABLE

	Parent company		Consolidated
	June 30, 2019	December 31, 2018	June 30, 2019	December 31, 2018
Current
Prepayments of social contribution – CSLL	337	-	1,261	12,373
Prepayments of income tax - IRPJ	-	49	2,404	36,972
Income tax and social contribution to be offset	1,730	9,392	141,528	74,395
Income tax and social contribution to be offset	2,067	9,441	145,194	123,739

Withholding income tax - IRRF on interest on capital	2,292	7,909	2,293	8,163
Withholding income tax - IRRF	745	346	61,490	92,210
State VAT - ICMS to be offset	-	-	133,447	125,669
Social Integration Program - PIS	66	65	10,294	9,970
Contribution for Social Security Funding - COFINS	332	326	47,721	46,741
Others	-	-	5,018	4,764
Others taxes to be offset	3,435	8,646	260,264	287,517

Total current	5,502	18,087	405,457	411,256

Noncurrent
Social contribution to be offset - CSLL	-	-	64,197	62,458
Income tax to be offset - IRPJ	-	-	5,535	5,508
Income tax and social contribution to be offset	-	-	69,732	67,966

State VAT - ICMS to be offset	-	-	174,506	174,596
Social Integration Program - PIS	-	-	30,842	1,060
Contribution for Social Security Funding - COFINS	-	-	142,063	4,885
Others	-	-	5,193	5,185
Others taxes to be offset	-	-	352,604	185,725

Total noncurrent	-	-	422,337	253,691

Exclusion of ICMS from the PIS and COFINS tax base

A number of subsidiaries of the Group are parties to several pending legal proceedings involving the Brazilian federal government that address the exclusion of ICMS amounts from the PIS and COFINS tax base, as well as the Group subsidiaries’ rights to receive refunds of other amounts previously paid. In first semester of 2019, CPFL Santa Cruz (related to the original lawsuit presented by four merged companies - CPFL Leste Paulista, CPFL Sul Paulista. CPFL Jaguari and CPFL Mococa) received a favorable final judicial decision on these matters, which is not subject to further appeal . As a result, CPFL Santa Cruz recognized a tax credit of R$ 166,870 using the calculation method in accordance with the “Federal Revenue Orientation 13/2018”. Based on advice of external legal counsel, the Group understands that amounts received by its distribution subsidiaries as tax credits will need to be refunded to consumers as soon the Brazilian Federal Revenue approves such tax credits as compensation payable to affected consumers. The Group is still discussing with its external legal advisors the relevant time period applicable to calculating the refunds of tax credits to consumers, which may be for a period of three, five or ten years . On 2019, CPFL Santa Cruz recognized a liability related to tax credits that need to be refunded to the relevant consumers for the maximum period of 10 years.

 As a result, for the quarter ended June 30, 2019, CPFL Santa Cruz recognized  a debit of R$ 166,870 as “Taxes Recoverable”, against R$ 132,374 of credit in “Other Payable – Consumers” and a credit of R$ 34,495 as “Deduction from operating revenues – PIS and COFINS”. No other amounts have been recognized  as the other Group subsidiaries await final decisions in their respective legal proceedings.

(8)      SECTOR FINANCIAL ASSET AND LIABILITY

The breakdown of the balances of sector financial asset and liability and the movement for the period are as follows:

	Consolidated
	At December 31, 2018			Operating revenue (note 26)		Financial income or expense (note 29)	At June 30, 2019
	Deferred	Approved	Total	Constitution	Through billing	Monetary adjustment	Deferred	Approved	Total
Parcel "A"	1,306,751	592,281	1,899,031	332,795	(695,556)	54,529	531,069	1,059,732	1,590,801
CVA (*)
CDE (**)	208,156	(7,275)	200,881	135,311	(10,035)	8,032	113,497	220,691	334,189
Electric energy cost	586,027	634,599	1,220,626	39,163	(654,165)	31,910	168,341	469,193	637,535
ESS and EER (***)	(562,800)	(450,230)	(1,013,030)	(223,399)	490,513	(27,334)	(205,513)	(567,737)	(773,250)
Proinfa	246	3,129	3,375	37,162	(8,311)	1,253	11,378	22,101	33,479
Basic network charges	36,256	23,526	59,782	8,208	(26,215)	1,405	3,647	39,533	43,180
Pass-through from Itaipu	1,141,254	465,184	1,606,438	327,310	(581,089)	45,780	429,851	968,589	1,398,440
Transmission from Itaipu	31,784	12,439	44,222	17,087	(13,731)	1,326	14,770	34,135	48,905
Neutrality of sector charges	(40,763)	(8,370)	(49,133)	(52,712)	14,499	(2,693)	(6,695)	(83,343)	(90,039)
Overcontracting	(93,409)	(80,721)	(174,130)	44,665	92,977	(5,150)	1,793	(43,430)	(41,638)
Other financial components	(275,550)	(115,325)	(390,875)	(25,797)	85,732	(7,045)	(344,533)	6,548	(337,985)

Total	1,031,201	476,956	1,508,156	306,999	(609,824)	47,484	186,536	1,066,280	1,252,817

Current assets			1,330,981						1,193,246
Noncurrent assets			223,880						179,944
Noncurrent liabilities			(46,703)						(120,373)

(*)      Deferred tariff costs and gains variations from Parcel “A” items

(**)     Energy Development Account – CDE

(***)   System Service Charge (ESS) and Reserve Energy Charge (EER)

The details of the nature of each sector financial asset and liability are provided in Note 8 to the financial statements at December 31, 2018.

(9)           DEFERRED TAX ASSETS AND LIABILITIES

9.1     Breakdown of tax assets and liabilities

	Parent company		Consolidated
	June 30, 2019	December 31, 2018	June 30, 2019	December 31, 2018
Social contribution credit/(debit)
Tax losses carryforwards	30,958	29,750	127,873	137,577
Tax benefit of merged intangible	-	-	93,399	97,288
Temporarily nondeductible/taxable differences	5,677	(355)	(274,017)	(292,257)
Subtotal	36,635	29,395	(52,744)	(57,392)

Income tax credit / (debit)
Tax losses carryforwards	83,945	84,113	352,164	382,359
Tax benefit of merged intangible	-	-	301,971	315,189
Temporarily nondeductible/taxable differences	15,769	(986)	(759,269)	(809,917)
Subtotal	99,714	83,127	(105,134)	(112,369)

PIS and COFINS credit/(debit)
Temporarily nondeductible/taxable differences	-	-	(9,873)	(10,086)

Total	136,348	112,522	(167,751)	(179,847)

Total tax credit	136,348	112,522	928,067	956,380
Total tax debit	-	-	(1,095,818)	(1,136,227)

The expected recovery of the deferred tax assets arising from nondeductible temporary differences, tax benefit of merged intangible and income tax and social contribution losses, is based on the projections of future profits, approved by the Board of Directors and reviewed by the Fiscal Council.

9.2     Tax benefit of merged intangible asset

Refers to the tax benefit calculated on the intangible assets derived from the acquisition of subsidiaries, as shown in the following table, which were merged and are recognized in accordance with the concepts of CVM Instructions No. 319/1999 and No. 349/2001 and ICPC 09 (R2) - Individual Financial Statements, Separate Financial Statements, Consolidated financial statements and Application of the Equity Method. The benefit is being realized in proportion to the tax amortization of the merged intangible assets that originated them as per CPC 27 and CPC 04 (R1) - Clarification of acceptable methods of depreciation and amortization, over the remaining concession period, as shown in note 14.

	Consolidated
	June 30, 2019		December 31, 2018
	Social contribution	Income tax	Social contribution	Income tax
CPFL Paulista	38,933	108,147	41,246	114,572
CPFL Piratininga	9,662	33,161	10,180	34,938
RGE Sul (RGE)	44,804	149,248	45,863	153,618
CPFL Geração	-	11,415	-	12,061
Total	93,399	301,971	97,288	315,189

9.3     Accumulated balances on nondeductible temporary / taxable differences

	Consolidated
	June 30, 2019			December 31, 2018
	Social contribution	Income tax	PIS/COFINS	Social contribution	Income tax	PIS/COFINS
Temporarily nondeductible/taxable differences
Provision for tax, civil and labor risks	57,247	159,019	-	57,635	160,096	-
Private pension fund	3,469	9,637	-	2,913	8,093	-
Allowance for doubtful accounts	33,300	92,499	-	30,316	84,211	-
Free energy supply	9,407	26,129	-	9,166	25,462	-
Research and development and energy efficiency programs	30,285	84,125	-	27,506	76,405	-
Personnel-related provisions	3,968	11,024	-	5,208	14,467	-
Depreciation rate difference	4,430	12,306	-	4,764	13,235	-
Derivatives	(39,176)	(108,822)	-	(58,698)	(163,051)	-
Recognition of concession - adjustment of intangible asset	(5,989)	(16,636)	-	(6,399)	(17,775)	-
Recognition of concession - adjustment of financial asset	(161,893)	(449,703)	-	(148,561)	(410,608)	-
Actuarial losses	25,894	71,928	-	26,001	72,223	-
Financial instruments	(4,820)	(13,387)	-	(5,111)	(14,194)	-
Others	(19,755)	(52,981)	(9,873)	(18,834)	(52,471)	(10,086)
Temporarily nondeductible/taxable differences - accumulated comprehensive income:
Property, plant and equipment - adjustment of deemed cost	(47,184)	(131,068)	-	(48,806)	(135,572)	-
Actuarial losses	58,071	161,307	-	58,071	161,307	-
Temporarily nondeductible differences - business combination
Deferred taxes - asset:
Provision for tax, civil and labor risks	11,490	31,917	-	11,620	32,277	-
Fair value of property, plant and equipment (negative value added of assets)	19,078	52,996	-	19,817	55,047	-
Deferred taxes - liability:
Value added derived from determination of deemed cost	(23,694)	(65,816)	-	(24,690)	(68,584)	-
Intangible asset - exploration right/authorization	(220,218)	(611,716)	-	(227,199)	(631,106)	-
Other temporary differences	(7,927)	(22,027)	-	(6,976)	(19,379)	-
Total	(274,017)	(759,269)	(9,873)	(292,257)	(809,917)	(10,086)

9.4     Reconciliation of the income tax and social contribution amounts recognized in the statements of profit or loss for the quarters and semesters ended by June 30, 2019 and 2018:

	Parent company				Consolidated
	Social contribution				Social contribution
	2019		2018		2019		2018
	2nd quarter	1st semester	2nd quarter	1st semester	2nd quarter	1st semester	2nd quarter	1st semester
Profit before taxes	580,919	1,184,313	453,910	897,426	884,854	1,791,326	709,913	1,378,341
Reconciliation to reflect effective rate:
Equity interests in subsidiaries, associates and joint ventures	(583,916)	(1,195,693)	(462,042)	(913,028)	(89,654)	(175,430)	(68,746)	(154,102)
Amortization of intangible asset acquired	(3,382)	(6,764)	(3,382)	(6,764)	12,162	24,324	12,162	24,324
Effect of presumed profit system	-	-	-	-	(102,901)	(148,197)	(79,661)	(121,065)
Adjustment of revenue from excess demand and excess reactive power	-	-	-	-	41,834	87,221	38,643	77,163
Other permanent additions (exclusions), net	3,202	7,355	2,758	7,480	21,158	38,705	18,342	41,418
Tax base	(3,177)	(10,789)	(8,756)	(14,886)	767,453	1,617,949	630,653	1,246,079
Statutory rate	9%	9%	9%	9%	9%	9%	9%	9%
Tax credit/(debit)	286	971	788	1,340	(69,071)	(145,615)	(56,759)	(112,147)
Recorded (unrecognized) Tax credit, net	-	-	-	-	(14,957)	(28,463)	(13,086)	(24,566)
Total	286	971	788	1,340	(84,028)	(174,078)	(69,844)	(136,712)

Current	-	(1)	-	(1)	(85,150)	(171,870)	(20,872)	(93,963)
Deferred	286	972	788	1,341	1,122	(2,209)	(48,972)	(42,750)

	Parent company				Consolidated
	Income tax				Income tax
	2019		2018		2019		2018
	2nd quarter	1st semester	2nd quarter	1st semester	2nd quarter	1st semester	2nd quarter	1st semester
Profit before taxes	580,919	1,184,313	453,910	897,426	884,854	1,791,326	709,913	1,378,341
Reconciliation to reflect effective rate:
Equity interests in subsidiaries, associates and joint ventures	(583,916)	(1,195,693)	(462,042)	(913,028)	(89,654)	(175,430)	(68,746)	(154,102)
Amortization of intangible asset acquired	-	-	-	-	15,689	31,378	15,689	31,378
Effect of presumed profit system	-	-	-	-	(113,108)	(165,754)	(87,330)	(134,814)
Adjustment of revenue from excess demand and excess reactive power	-	-	-	-	41,834	87,221	38,643	77,163
Tax incentive - operating profit	-	-	-	-	-	-	(2,924)	(2,924)
Other permanent additions (exclusions), net	5,304	16,201	4,070	12,679	10,076	22,588	17,748	39,766
Tax base	2,307	4,821	(4,062)	(2,923)	749,691	1,591,329	622,993	1,234,808
Statutory rate	25%	25%	25%	25%	25%	25%	25%	25%
Tax credit/(debit)	(577)	(1,205)	1,015	731	(187,423)	(397,832)	(155,748)	(308,702)
Recorded (unrecognized) Tax credit, net	-	-	-	-	(39,731)	(75,385)	(34,144)	(63,345)
Total	(577)	(1,206)	1,015	731	(227,153)	(473,217)	(189,892)	(372,047)

Current	40	(380)	-	(4)	(227,781)	(461,406)	(48,502)	(240,868)
Deferred	(617)	(826)	1,015	735	627	(11,811)	(141,391)	(131,179)

(10)     CONCESSION FINANCIAL ASSET

Consolidated
At December 31, 2018	7,430,149
Transfer - contract asset	473,786
Transfer - financial asset	1,323
Fair value adjustment	179,552
Disposals	(14,437)

At June 30, 2019	8,070,373

The amount refers to the financial asset corresponding to the right established in the concession agreements of the energy distributors to receive cash by compensation upon the return of the assets to the granting authority at the end of the concession, measured at fair value.

According to the current tariff model, the remuneration for this asset is recognized in profit or loss upon billing to consumers and the realization occurs upon receipt of the electric energy bills. Moreover, the difference to adjust the balance at fair value (new replacement value) is recognized as a balancing item to the operating income account (note 26) in the statement of profit or loss for the period

(11)   OTHER ASSETS

	Consolidated
	Current		Noncurrent
	June 30, 2019	December 31, 2018	June 30, 2019	December 31, 2018
Advances - Fundação CESP	12,410	3,929	6,797	6,797
Advances to suppliers	5,502	4,031	-	-
Pledges, funds and restricted deposits	45,148	77,442	552,646	524,461
Orders in progress	130,728	142,708	8,241	6,844
Services rendered to third parties	16,399	9,281	-	-
Energy pre-purchase agreements	-	-	26,573	25,390
Prepaid expenses	77,634	172,155	6,308	6,367
GSF renegotiation	12,986	13,701	-	5,782
Receivables - CDE	144,972	183,710	-	-
Advances to employees	41,242	22,287	-	-
Contract asset of transmission	-	23,535	-	226,117
Others	170,017	186,923	118,852	125,681
(-) Allowance for doubtful debts (note 6)	(28,993)	(28,698)	-	-
Total	628,045	811,005	719,417	927,440

Receivables – CDE: refer to: (i) low-income subsidies amounting to  R$ 12,919 (R$ 12,536 at December 31, 2018), (ii) other tariff discounts granted to consumers amounting to R$ 131,988 (R$ 170,858 at December 31, 2018), and (iii) tariff discounts – court injunctions amounting to R$ 65 (R$ 317 at December 31, 2018)

(12)   INVESTMENTS

	Parent company		Consolidated
	June 30, 2019	December 31, 2018	June 30, 2019	December 31, 2018
Equity method
By equity method of the subsidiary and joint venture	9,719,145	9,088,049	1,028,983	970,302
Advances for future capital increases	-	82,395	-	-
Subtotal	9,719,145	9,170,444	1,028,983	970,302
Fair value of assets, net	604,819	639,640	9,771	10,060
Goodwill	6,054	6,054	-	-
Total	10,330,019	9,816,139	1,038,754	980,362

12.1         Equity interests – equity method

The main information on investments in direct equity interests is as follows:

		June 30, 2019				June 30, 2019	December 31, 2018	1st semester 2019	1st semester 2018
Investment	Number of shares (thousand)	Total assets	Issued capital	Equity	Profit or loss for the period	Share of equity of investees		Share of profit (loss) of investees
CPFL Paulista	880,653	10,025,226	1,308,373	1,888,680	376,319	1,888,680	1,910,866	376,319	303,142
CPFL Piratininga	53,096,770	4,016,714	249,321	635,619	118,839	635,619	516,235	118,839	104,288
CPFL Santa Cruz	359,058	1,481,984	170,413	454,734	62,723	454,734	392,040	62,723	37,851
RGE (**)	-	-	-	-	-	-	-	-	122,936
RGE Sul (RGE) (**)	1,125	9,789,510	2,809,820	3,920,566	294,239	3,409,495	3,286,587	265,936	59,854
CPFL Geração	205,492,020	5,981,848	1,043,922	2,846,078	297,144	2,846,078	2,625,465	297,144	251,805
CPFL Jaguari Geração (*)	40,108	66,054	40,108	52,333	3,871	52,333	58,656	3,871	5,352
CPFL Brasil	3,000	1,478,100	3,000	128,983	57,803	128,983	72,680	57,803	31,909
CPFL Planalto (*)	630	4,626	630	4,396	1,953	4,396	2,444	1,953	1,754
CPFL Serviços	1,564,844	232,663	120,929	125,015	4,086	125,015	120,929	4,086	(8,643)
CPFL Atende (*)	13,991	26,836	13,991	20,101	6,109	20,101	19,363	6,109	3,681
Nect (*)	2,059	26,660	2,059	15,048	12,577	15,048	16,558	12,577	9,779
CPFL Total (*)	9,005	25,438	9,005	22,312	12,629	22,312	19,953	12,629	11,420
CPFL Telecom	119,780	4,398	1,928	4,140	65	4,140	5,465	65	(169)
CPFL Centrais Geradoras (*)	16,128	18,574	16,128	15,839	(159)	15,839	15,998	(159)	748
CPFL Participações	48,164	125,295	76,073	84,112	(1,632)	84,112	85,744	(1,632)	(3,586)
AUTHI (*)	10	28,093	10	12,261	12,251	12,261	21,463	12,251	13,961
Subtotal - by subsidiary's equity						9,719,145	9,170,444	1,230,514	946,082
Amortization of fair value adjustment of assets						-	-	(34,821)	(33,053)
Total						9,719,145	9,170,444	1,195,693	913,028

Investment						9,719,145	9,088,049
Advances for future capital increases						-	82,395

(*) number of quotas

(**) See note 12.6.1 of financial statements of December 31, 2018

Asset surplus (value added) of net assets acquired in business combinations are classified in the parent’s statement of profit or loss in the group of Investments. In the parent company’s statement of profit or loss, the  amortization of the asset surplus (value added) of net assets of R$ 34,821 (R$ 33,053 in the first semester 2018) is classified in line item “share of profit (loss) of investees”, in conformity with ICPC 09 (R2).

The movements, in the parent company, of the balances of investments in subsidiaries for the period are as follows:

Investment	Investment at December 31, 2018	Capital increase /payment of capital	Share of profit (loss) of investees	Other comprehensive income	Dividend and Interest on capital	Advances for future capital increases	Gain (loss) on interest in subsidiaries with no change in control	Investment at June 30, 2019
CPFL Paulista	1,910,866	-	376,319	(1,316)	(397,190)	-	-	1,888,680
CPFL Piratininga	516,235	-	118,839	545	-	-	-	635,619
CPFL Santa Cruz	392,040	-	62,723	(29)	-	-	-	454,734
RGE Sul (RGE)	3,286,587	-	265,936	(4,448)	(138,579)	-	-	3,409,495
CPFL Geração	2,625,465	-	297,144	(1,233)	-	-	(75,298)	2,846,078
CPFL Jaguari Geração	58,656	-	3,871	-	(10,194)	-	-	52,333
CPFL Brasil	72,680	-	57,803	(1,500)	-	-	-	128,983
CPFL Planalto	2,444	-	1,953	-	-	-	-	4,396
CPFL Serviços	120,929	39,900	4,086	-	-	(39,900)	-	125,015
CPFL Atende	19,363	-	6,109	-	(5,372)	-	-	20,101
Nect	16,558	-	12,577	-	(14,087)	-	-	15,048
CPFL Total	19,953	-	12,629	-	(10,270)	-	-	22,312
CPFL Telecom	5,465	95	65	-	(1,389)	(95)	-	4,140
CPFL Centrais Geradoras	15,998	-	(159)	-	-	-	-	15,839
CPFL Eficiência	85,744	42,400	(1,632)	-	-	(42,400)	-	84,112
AUTHI	21,463	-	12,251	-	(21,453)	-	-	12,261
	9,170,444	82,395	1,230,514	(7,981)	(598,534)	(82,395)	(75,298)	9,719,145

In the consolidated, the investment balances refer to interests in joint ventures accounted for using the equity method:

Investments in joint ventures	June 30, 2019	December 31, 2018	1st semester 2019	1st semester 2018
	Share of equity		Share of profit (loss)

Baesa	165,484	175,189	297	2,725
Enercan	182,110	175,122	66,940	48,307
Chapecoense	440,134	378,558	61,576	59,654
EPASA	241,255	241,433	46,906	43,706
Fair value adjustments of assets,net	9,771	10,060	(290)	(290)
	1,038,754	980,362	175,430	154,102

12.2         Fair value adjustments and goodwill

Fair value adjustments refer basically to the right to the concession acquired through business combinations. The goodwill refers basically to acquisitions of investments and is based on projections of future profits.

In the financial statements, these amounts are classified as Intangible Assets (note 14).

12.3         Dividends and interest on capital receivable

At June 30, 2019 and December 31, 2018, the Company has the following amounts receivable from the subsidiaries below, relating to dividends and interest on capital:

	Parent company
	Dividends		Interest on capital		Total
Subsidiary	June 30, 2019	December 31, 2018	June 30, 2019	December 31, 2018	June 30, 2019	December 31, 2018
CPFL Paulista	421,786	92,596	110,214	110,214	532,000	202,810
CPFL Piratininga	6,226	6,226	31,708	31,708	37,934	37,934
CPFL Santa Cruz	-	-	19,160	19,160	19,160	19,160
RGE Sul (RGE)	138,580	26,795	-	94,312	138,580	121,107
CPFL Geração	71,099	71,099	102,436	102,436	173,535	173,535
CPFL Centrais Geradoras	815	815	-	-	815	815
CPFL Jaguari Geração	13,592	3,398	-	-	13,592	3,398
CPFL Brasil	-	111,083	-	2,451	-	113,534
CPFL Atende	-	-	-	876	-	876
CPFL Telecom	-	1,111	-	-	-	1,111
CPFL Eficiência	12,195	12,195	15,104	15,104	27,299	27,299
AUTHI	10,000	151	-	-	10,000	151

	674,293	325,469	278,622	376,261	952,915	701,731

The consolidated balance includes dividends and interest on capital receivable amounting to R$ 94,353 at June 30, 2019 and R$ 100,182 at December 31, 2018 related basically to joint ventures.

12.4         Noncontrolling interests and joint ventures

The disclosure of interests in subsidiaries, in accordance with IFRS 12 and CPC 45, is as follows:

12.4.1     Movements in noncontrolling interests

	CERAN	CPFL Renováveis	Paulista Lajeado	Total
At December 31, 2018	76,448	2,112,694	80,493	2,269,634
Equity interest and voting capital	35.00%	48.44%	40.07%

Equity attributable to noncontrolling interests	18,051	(61,172)	3,072	(40,049)
Gain (loss) on interest with no change in control	-	75,298	-	75,298
Dividends	-	(7,878)	(7,986)	(15,864)
Other movements	-	122	(30)	92
At June 30, 2019	94,499	2,119,064	75,549	2,289,113
Equity Interests and voting capital	35.00%	46.82%	40.07%

12.4.2     Summarized financial information on subsidiaries that have noncontrolling interests

The summarized financial information on subsidiaries that have noncontrolling interests at June 30, 2019 and December 31, 2018 and the semesters ended at June 30, 2019 and 2018, is as follows:

BALANCE SHEET

	June 30, 2019			December 31, 2018
	CERAN	CPFL Renováveis	Paulista Lajeado	CERAN	CPFL Renováveis	Paulista Lajeado
Current assets	124,110	1,176,012	28,134	80,367	1,330,819	15,499
Cash and cash equivalents	73,802	681,552	19,971	32,729	876,571	5,687
Noncurrent assets	774,374	10,637,292	139,342	799,390	10,845,036	144,863

Current liabilities	205,176	1,467,056	52,193	246,482	1,396,120	33,883
Borrowings and debentures	106,442	516,935	-	106,555	819,993	-
Other financial liabilities	8,375	394,901	174	13,406	7,670	282
Noncurrent liabilities	423,310	5,934,352	1,052	414,852	6,528,563	1,033
Borrowings and debentures	316,816	4,744,206	-	316,581	4,738,841	-
Other financial liabilities	96,647	24,605	-	89,965	-	-
Equity	269,998	4,411,895	114,230	218,423	4,251,172	125,446
Equity attributable to owners of the Company	269,998	4,311,210	114,230	218,423	4,147,795	125,446
Equity attributable to noncontrolling interests	-	100,685	-	-	103,377	-

PROFIT OF LOSS

	1st semester 2019			1st semester 2018
	CERAN	CPFL Renováveis	Paulista Lajeado	CERAN	CPFL Renováveis	Paulista Lajeado
Net operating revenue	158,456	745,486	20,372	158,770	798,584	25,702
Operating costs and expenses	(39,094)	(302,561)	(13,130)	(41,329)	(315,040)	(14,162)
Depreciation and amortization	(21,853)	(322,192)	(2)	(22,723)	(312,173)	(2)
Interest income	1,711	39,648	360	2,906	46,855	395
Interest expense	(20,890)	(244,644)	-	(18,121)	(231,865)	(348)
Income tax expense	(26,356)	(29,373)	(1,062)	(23,951)	(32,099)	(1,165)
Profit (loss) for the year	51,575	(131,521)	7,667	46,525	(109,061)	10,504
Attributable to owners of the Company	51,575	(136,596)	7,667	46,525	(113,661)	10,504
Attributable to noncontrolling interests	-	5,075	-	-	4,600	-

12.4.3     Joint ventures

The summarized financial information on joint ventures at June 30, 2019 and December 31, 2018 and the semesters ended at June 30, 2019 and 2018, is as follows:

BALANCE SHEET

	June 30, 2019				December 31, 2018
	Enercan	Baesa	Chapecoense	Epasa	Enercan	Baesa	Chapecoense	Epasa
Current assets	255,244	72,940	375,369	375,844	208,326	68,956	345,737	327,084
Cash and cash equivalents	73,313	21,208	222,650	53,233	66,519	17,425	184,002	18,269
Noncurrent assets	1,003,063	936,473	2,537,720	484,041	1,033,320	966,664	2,604,162	502,618

Current liabilities	381,442	49,531	326,315	187,060	385,271	50,639	424,635	152,168
Borrowings and debentures	137,365	-	138,651	34,451	137,225	-	138,706	34,473
Other financial liabilities	6,976	20,244	73,731	2,468	5,869	34,832	74,156	1,346
Noncurrent liabilities	503,099	298,103	1,723,765	220,559	496,953	284,391	1,782,993	224,933
Borrowings and debentures	383,600	-	980,953	134,651	383,358	-	1,045,402	151,964
Other financial liabilities	26,879	285,109	739,751	-	26,936	272,079	734,630	-
Equity	373,766	661,779	863,008	452,266	359,422	700,590	742,271	452,601

PROFIT OR LOSS

	1st semester 2019				1st semester 2018
	Enercan	Baesa	Chapecoense	Epasa	Enercan	Baesa	Chapecoense	Epasa
Net operating revenue	320,542	112,945	429,919	404,049	274,645	122,121	420,699	274,596
Operating costs and expenses	(71,242)	(71,998)	(103,092)	(271,917)	(76,889)	(58,445)	(96,627)	(155,139)
Depreciation and amortization	(24,179)	(25,392)	(61,814)	(17,405)	(25,246)	(25,358)	(62,138)	(17,520)
Interest income	2,721	1,159	8,034	1,465	2,824	2,205	7,565	2,631
Interest expense	(18,376)	(15,003)	(87,477)	(7,490)	(23,834)	(24,745)	(94,442)	(8,756)
Income tax and social contribution expenses	(70,754)	(278)	(61,428)	(20,779)	(50,522)	(5,546)	(60,518)	(13,822)
Profit (loss) for the period	137,389	1,189	120,737	87,931	99,146	10,898	116,968	81,933
Equity Interests and voting capital	48.72%	25.01%	51.00%	53.34%	48.72%	25.01%	51.00%	53.34%

Even holding more than 50% of the equity interest in Epasa and Chapecoense, the subsidiary CPFL Geração jointly controls these investments with other shareholders. The analysis of the classification of the type of investment is based on the Shareholders' Agreement of each joint venture.

The borrowings from BNDES obtained by the joint venture Chapecoense establish restrictions on the payment of dividend to subsidiary CPFL Geração above the minimum mandatory dividend of 25% without the prior consent of BNDES.

12.4.4     Joint operation

Through its wholly-owned subsidiary CPFL Geração, the Company holds part of the assets of the Serra da Mesa hydropower plant, located on the Tocantins River, in Goias State. The concession and the right to operate the hydropower plant are held by Furnas Centrais Elétricas S.A. In order to maintain these assets operating jointly with Furnas (jointly operation), CPFL Geração was assured 51.54% of the installed power of 1,275 MW (657 MW) and the assured energy of mean 637.5 MW (mean 328.57 MW) until 2028.

(13)       PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	Land	Reservoirs, dams and water mains	Buildings, construction and improvements	Machinery and equipment	Vehicles	Furniture and fittings	In progress	Total
At December 31, 2018	176,839	1,391,775	986,800	6,615,793	67,135	7,512	210,760	9,456,614
Historical cost	224,783	2,218,604	1,585,723	9,905,396	131,549	23,039	210,760	14,299,854
Accumulated depreciation	(47,944)	(826,829)	(598,923)	(3,289,603)	(64,415)	(15,527)	-	(4,843,240)

Additions	-	-	-	-	-	-	115,046	115,046
Disposals	-	(6)	(31,080)	(11,677)	(6,764)	-	(7)	(49,534)
Transfers	603	9,886	47,960	69,551	4,114	248	(132,363)	-
Transfers from/to other assets - cost	235	-	(235)	-	-	-	(170)	(170)
Depreciation	(4,470)	(42,479)	(31,245)	(222,422)	(9,734)	(422)	-	(310,773)
Write-off of depreciation	-	5	2,232	7,403	4,522	-	-	14,162

At June 30, 2019	173,207	1,359,183	974,432	6,458,647	59,272	7,338	193,265	9,225,343
Historical cost	225,621	2,228,485	1,602,368	9,963,269	128,899	23,286	193,265	14,365,192
Accumulated depreciation	(52,414)	(869,302)	(627,936)	(3,504,621)	(69,628)	(15,949)	-	(5,139,849)

Average depreciation rate	3.86%	3.90%	3.98%	4.55%	14.04%	5.81%

(14)   INTANGIBLE ASSETS

	Consolidated
	Goodwill	Concession right			Other intangible assets	Total
		Acquired in business combinations	Distribution infrastructure - operational	Public utilities
At December 31, 2018	6,115	3,772,188	5,584,136	24,485	76,009	9,462,935
Historical cost	6,152	7,495,458	11,909,149	35,840	217,542	19,664,141
Accumulated Amortization	(37)	(3,723,270)	(6,325,012)	(11,355)	(141,532)	(10,201,206)

Additions	-	-	-	-	6,634	6,634
Amortization	-	(144,219)	(356,057)	(710)	(4,313)	(505,299)
Transfer - contract asset	-	-	356,284	-	-	356,284
Transfer - financial asset	-	-	(1,323)	-	-	(1,323)
Disposal and transfer - other assets	-	-	(20,856)	-	345	(20,511)

At June 30, 2019	6,115	3,627,969	5,562,184	23,775	78,676	9,298,719
Historical cost	6,152	7,495,458	12,114,352	35,840	224,521	19,876,323
Accumulated Amortization	(37)	(3,867,490)	(6,552,167)	(12,065)	(145,845)	(10,577,604)

In the consolidated financial statements the amortization of intangible assets is recognized in the income statement as follows: (i) “depreciation and amortization” for amortization of distribution infrastructure intangible assets, use of public asset and other intangible assets; and (ii) “amortization of concession intangible asset” for amortization of the intangible asset acquired in business combination.

14.1  Intangible asset acquired in business combinations

The breakdown of the intangible asset related to the right to operate the concessions acquired in business combinations is as follows:

	Consolidated
	June 30, 2019			December 31, 2018	Annual amortization rate
	Historic cost	Accumulated amortization	Net value	Net value	2019	2018
Intangible asset - acquired in business combinations
Intangible asset acquired, not subsumed
CPFL Paulista	304,861	(221,981)	82,880	87,873	3.28%	3.28%
CPFL Piratininga	39,065	(26,982)	12,083	12,730	3.31%	3.32%
RGE Sul (RGE)	3,768	(2,281)	1,487	1,575	4.68%	4.70%
CPFL Geração	54,555	(38,256)	16,299	17,221	3.38%	3.38%
CPFL Jaguari Geração	7,896	(4,256)	3,640	3,775	3.41%	3.41%
CPFL Renováveis	3,653,906	(1,130,895)	2,523,011	2,602,622	4.36%	5.90%
Subtotal	4,064,052	(1,424,652)	2,639,399	2,725,797

Intangible asset acquired and subsumed
RGE Sul (RGE)	1,433,007	(997,240)	435,767	461,795	3.63%	3.63%
CPFL Geração	426,450	(338,413)	88,037	93,020	2.34%	2.34%
Subtotal	1,859,457	(1,335,653)	523,804	554,816

Intangible asset acquired and merged – reassembled
CPFL Paulista	1,074,026	(802,972)	271,054	287,156	3.00%	3.00%
CPFL Piratininga	115,762	(79,957)	35,805	37,723	3.31%	3.31%
CPFL Jaguari Geração	15,275	(9,066)	6,208	6,438	3.01%	3.01%
RGE Sul (RGE)	366,887	(215,188)	151,699	160,256	4.66%	4.67%
Subtotal	1,571,950	(1,107,184)	464,766	491,574

Total	7,495,458	(3,867,490)	3,627,969	3,772,187

(15)    CONTRACT ASSET

	Distribution	Transmission	Consolidated
At December 31, 2018	1,046,433	-	1,046,433
Noncurrent	1,046,433	-	1,046,433

Reclassification from other assets	-	249,652	249,652
Additions	898,176	2,683	900,859
Transfer - intangible assets in service	(356,284)	-	(356,284)
Transfer - financial assets	(473,786)	-	(473,786)
Monetary adjustment	-	15,503	15,503
Cash inputs - RAP	-	(11,452)	(11,452)
At June 30, 2019	1,114,539	256,386	1,370,925
Current	-	26,502	26,502
Noncurrent	1,114,539	229,884	1,344,423

Contractual asset of distribution companies: Refers to concession infrastructure assets of the distribution companies during the construction period.

Contract asset of transmission companies: refers to the right to receive the “Permitted Annual Revenue – RAP” over the concession period as well as an indemnity at the end of the concession of the transmission subsidiaries

(16)   TRADE PAYABLES

	Consolidated
	June 30, 2019	December 31, 2018
Current
System service charges	23,723	62,674
Energy purchased	1,929,291	1,607,116
Electricity network usage charges	271,389	205,656
Materials and services	342,542	368,344
Free energy	159,040	154,296
Total	2,725,984	2,398,085

Noncurrent
Energy purchased	330,302	333,036

(17)   BORROWINGS

The movement in borrowings are as follows:

	Consolidated
Category	At December 31, 2018	Raised	Repayment	Interest, monetary adjustment and fair value measurement	Exchange rates	Interest paid	At June 30, 2019
Measured at cost
Local currency
Fixed Rate	892,776	-	(92,327)	24,662	-	(24,375)	800,736
Post Fixed Rate
TJLP	3,158,119	-	(215,778)	131,362	-	(117,989)	2,955,716
TLP (IPCA)	1,190,169	249,000	-	54,639	-	(26,487)	1,467,320
Selic	114,117	-	(17,992)	4,641	-	(1,411)	99,355
CDI	386,272	476,000	(139,150)	26,037	-	(9,268)	739,891
IGP-M	51,889	-	(5,507)	3,260	-	(2,094)	47,547
UMBNDES	2,152	-	(263)	60	-	(69)	1,880
Others	66,403	-	(9,878)	1,408	-	(1,136)	56,798
Total at cost	5,861,896	725,000	(480,895)	246,068	-	(182,829)	6,169,241

Borrowing costs (*)	(57,193)	(5,205)	-	3,672	-	-	(58,726)

Measured at fair value
Foreign currency
Dollar	4,855,108	28,000	(717,151)	77,491	(12,868)	(75,932)	4,154,648
Euro	879,499	-	(47,004)	3,316	(8,419)	(3,382)	824,010
Fair value measurement	(103,351)	-	-	131,052	-	-	27,701
Total at fair value	5,631,255	28,000	(764,155)	211,859	(21,287)	(79,314)	5,006,359

Total	11,435,958	747,795	(1,245,050)	461,600	(21,287)	(262,143)	11,116,873
Current	2,446,113						2,566,905
Noncurrent	8,989,846						8,549,968

(*) In accordance with CPC 48/IFRS 9, this refers to borrowing costs directly attributable to the issuance of the respective debts.

The detail on borrowings are as follows:

			Consolidated
Category	Annual interest		June 30, 2019	December 31, 2018	Maturity range	Collateral
Measured at cost - Local Currency
Pre fixed
FINEM	Fixed rate de 2.5% to 8%	(a)	311,078	418,336	2011 to 2024

(i) CPFL Energia and State Grid Brazil Power guarantee (ii) Receivables; (iii) Pledge of shares of CPFL Renováveis and SPE; (iv)  Pledge of emergents rights authorized by ANEEL; iv) Liens of creditor rights and related revenues.

FINAME	Fixed rate de 2.5% to 10%	(a)	81,281	48,672	2012 to 2025	(i) Liens on equipment (ii) Liens on receivables; (iii) Guarantee of CPFL Energia (iv) Liens on assets
FINEP	Fixed rate from 3.5% to 8%		4,623	6,576	2013 to 2021	Bank guarantee
Bank loans	Fixed rate of 9.5% to 10.14%		403,754	419,191	2027 to 2037	(i) Liens on emergents rights; (ii) Liens on equipment, receivables and credit rights (iii) Pledge of revenues (iv) Bank guaranteee (v) CPFL Renovaveis guarantee
			800,736	892,776
Post Fixed
TJLP
FINEM	TJLP and TJLP + from 1.72% to 3.4%	(b)	2,929,830	3,128,625	2009 to 2039

(i) Pledge on Subholdings and SPE shares, equipment, credit rights of O&M  and assignment of credit and concession rights authorized by ANEEL (ii) Liens on credit rights (iii) Liens on equipment (iv) Bank guarantee, Intervenor guarantee,  CPFL Energia, State Grid Brazil Power and receivables guarantee

FINAME	TJLP + 2.2% to 4.2%	(b)	18,437	20,935	2017 to 2027	CPFL Energia guarantee and liens on equipment and receivables
FINEP	TJLP and TJLP -1%		2,988	3,491	2016 to 2024	Bank guarantee
Bank loans	TJLP + 2.99% to 3.1%		4,460	5,069	2005 to 2023	(i) Pledge of shares, credit and concession rights (ii) CPFL Energia guarantee
			2,955,716	3,158,119
TLP (IPCA)
FINEM	TLP (IPCA) + 4.74% to 4.80%	(b)	1,467,320	1,190,169	2020 to 2028	(i) CPFL Energia guarantee and; (ii) Liens on receivables

SELIC
FINEM	SELIC + 2.19% to 2.66%	(c)	94,530	108,752	2015 to 2022	(i)State Grid Brazil Power and CPFL Energia guarantee and (ii) receivables
FINAME	SELIC + 2.70% to 3.90%		4,825	5,365	2016 to 2022	(i) CPFL Energia guarantee and (ii) liens on equipment
			99,355	114,117
CDI
Bank loans	(i) From 100.00% to 109.50% of CDI (ii) CDI + 0.10% to 1.90%	(c)	201,425	208,384	2012 to 2023	(i) CPFL Energia guarantee (ii) Liens of SPE shares
Promissory note	103.4% of CDI	(c)	490,889	-	2019	(i) CPFL Energia guarantee
Bank loans	CDI + 1.33% to 1.9%		47,577	177,888	2018 to 2019	(i) CPFLRenováveis guarantee
			739,891	386,272

IGPM
Bank loans	IGPM + 8.63%		47,547	51,889	2023	(i) Liens on equipment and receivables (ii) Pledge of shares of SPE and rights authorized by ANEEL and receivables of operation contracts

UMBNDES
Bank loans	UMBNDES + from 1.99% to 5%		1,880	2,152	2006 to 2023	(i) CPFL Energia guarantee
Other
Other			56,798	66,403	2007 to 2038	(i) Promissory notes, (ii) Bank guarantee, (iii) receivables; (iv) Credit Rights ; (v) Pledge of shares; (vi) Liens on machinery, equipment (vii) CPFL Renováveis guarantee

Total - Local currency			6,169,241	5,861,896

Borrowing costs (*)			(58,726)	(57,193)

Measured at fair value - Foreing Currency
Dollar
Bank loans (Law 4.131)	US$ + Libor 3 months + from 0.8% to 1.55%	(c)	1,245,500	1,866,418	2017 to 2022	CPFL Energia guarantee and promissory notes
Bank loans (Law 4.131)	US$ +from 2.3% to 4.32%		2,909,148	2,988,689	2017 to 2022	CPFL Energia guarantee and promissory notes
			4,154,648	4,855,108
Euro
Bank loans (Law 4.131)	Euro + from 0.42% to 0.96%		824,010	879,499	2019 to 2022	CPFL Energia guarantee and promissory notes

Fair value measurement			27,701	(103,351)

Total in foreign currency			5,006,359	5,631,255

Total			11,116,873	11,435,958

(*) In accordance with CPC 48/IFRS 9, this refers to borrowing costs directly attributable to the issuance of the respective debts.

The subsidiaries hold swaps converting the operating cost of currency variation to interest tax variation in reais. For further information about the considered rates, see note 33.
Effective rate:
(a) 30% to 70% of CDI	(b) 60% to 110% of CDI		(c) 100% to 130% of CDI

As segregated in the tables above, in conformity with CPC 48 and IFRS 9, the Group classified their debts as (i) financial liabilities measured at amortized cost, and (ii) financial liabilities measured at fair value through profit or loss.

The objective of the classification as financial liabilities of borrowings measured at fair value is to reduce the effects of the recognition of gains and losses derived from fair valuing debt-related derivatives in order to obtain more relevant and consistent accounting information, reducing the accounting mismatch. At June 30, 2019, the balance of the borrowings measured at fair value was R$ 5,006,359 (R$ 5,631,255 at December 31, 2018).

Changes in the fair values of these borrowings are recognized in the finance income / expense of the Group, except for the changes in fair value due to credit risk, which is recognized in other comprehensive income. At June 30, 2019, the accumulated losses of R$ 27,701 (accumulated gains of R$ 103,351 at December 31, 2018) on measuring of the borrowings to fair value, offset by the gains of R$ 61,303 (losses of R$ 65,678 at December 31, 2018) of fair value measurement of the derivative financial instruments contracted as a hedge against foreign exchange variations (note 33), resulted in a total net gain of R$ 37,977 (R$ 37,673 at December 31, 2018).

The maturities of the principal of borrowings recorded in noncurrent liabilities are scheduled as follows:

Maturity	Consolidated
From July 1st, 2020	1,171,387
2021	2,499,306
2022	1,472,883
2023	864,389
2024	479,850
2025 to 2029	1,638,076
2030 to 2034	304,938
2035 to 2039	90,020
Subtotal	8,520,849
Fair value measurement	29,119
Total	8,549,968

Main borrowings in the period:

		Released (R$ thousand)
Category Subsidiary	Total approved	in 2019	Net of fundraising costs	Interest	Repayment	Utilization	Annual rate	Effective annual rate
Local currency
CDI - Promissory note
CPFL Paulista	351,000	351,000	350,649	Bullet	Bullet in December 2019	Working capital	103.4% of CDI	104.95% of CDI
CPFL Piratininga	125,000	125,000	124,818	Bullet	Bullet in December 2019	Working capital	103.4% of CDI	104.95% of CDI

IPCA - BNDES
CPFL Paulista	953,392	100,000	98,124	Monthly	Monthly from April 2020	Subsidiary´s investment plan	IPCA + 4.74%	IPCA + 5.43%
CPFL Piratininga	347,264	55,000	53,968	Monthly	Monthly from April 2020	Subsidiary´s investment plan	IPCA + 4.80%	IPCA + 5.45%
RGE	1,133,024	54,000	52,987	Monthly	Monthly from April 2020	Subsidiary´s investment plan	IPCA + 4.74%	IPCA + 5.43%
CPFL Santa Cruz	174,954	40,000	39,249	Monthly	Monthly from April 2020	Subsidiary´s investment plan	IPCA + 4.80%	IPCA + 5.53%

Foreign Currency
Law 4.131
CPFL Santa Cruz	28,000	28,000	28,000	Semiannually	Bullet in March 2022	Working capital	USD + 3.06%	USD + 3.06%

	3,112,634	753,000	747,795

Covenants

Borrowings raised by Group companies require the compliance with certain restrictive financial clauses, under penalty of restriction in the distribution of dividends and/or advance maturity of the related debts. Furthermore, failure to comply with the obligations or restrictions mentioned may result in default in relation to other contractual obligations (cross default), depending on each borrowing agreement. Additionally, borrowings contain non-financial covenants, which are met as per the last calculation period.

For borrowings raised or with funds released in 2019, certain have restrictive clauses related to financial ratios, as follows:

Ratios required for the consolidated financial statements of CPFL Energia

·        Debt indebtedness divided by EBITDA maximum of 3.75 and

·        EBITDA divided by the financial result minimum of 2.25.

For other borrowings, the details of the covenants are presented in the financial statements as of December 31, 2018.

The Group’s management monitors these ratios on a systematic and constant basis, so that all conditions are met. All covenants, financial and non-financial clauses are properly complied, in the opinion of the Group´s Management.

(18)   DEBENTURES

The movement in debentures are as follows:

	Consolidated
	At December 31, 2018	Raised	Repayment	Interest, monetary adjustment and fair value measurement	Interest paid	At June 30, 2019
Category
Measured at cost - Post fixed
TJLP	481,099	-	(24,574)	18,007	(2,474)	472,058
CDI	6,717,747	3,688,000	(3,626,065)	226,564	(285,493)	6,720,754
IPCA	1,367,428	-	(92,967)	63,059	(34,436)	1,303,083
Total at cost	8,566,274	3,688,000	(3,743,606)	307,630	(322,403)	8,495,895

Borrowing costs (*)	(59,796)	(3,546)	-	12,951	-	(50,392)
Measured at fair value - Post fixed
IPCA	426,989	-	-	21,638	(10,501)	438,126
Fair value measurement	7,378	-	-	24,134	-	31,512
Total at fair value	434,367	-	-	45,772	(10,501)	469,638

Total	8,940,845	3,684,454	(3,743,606)	366,353	(332,904)	8,915,141
Current	917,352					652,074
Noncurrent	8,023,493					8,263,067

The detail on debentures are as follows :

			Consolidated
Category	Annual Interest		June 30, 2019	December 31, 2018	Maturity range	Collateral
Measured at cost - Post fixed
TJLP	TJLP + 1%	(c)	472,058	481,099	2009 to 2029	Liens

CDI	(i) From 103.6% to 129.5% of CDI (ii) CDI + 1.34% to 1.70%	(a)	5,299,625	5,858,319	2018 to 2025	(i) CPFL Energia and CPFL Renováveis guarantee (ii) Guarantee of CPFL Energia | (iii) Fiduciary assignment of PCH Holding dividends
	From 107.75% to 114.50% of CDI	(a)	1,421,129	859,428	2015 to 2022	No guarantee

IPCA	IPCA + from 4.42% to 5.8%	(b)	1,303,083	1,367,428	2019 to 2027	CPFL Energia guarantee

			8,495,895	8,566,274

	Borrowing costs (*)		(50,392)	(59,796)

Measured at fair value - Post fixed
IPCA	IPCA + 5.80%	(b)	438,126	426,989	2024 to 2026	CPFL Energia guarantee

	Fair value measurement		31,512	7,378

			469,638	434,367

	Total consolidated		8,915,141	8,940,845

Some debentures hold swaps converting IPCA variation to CDI variation. For further information about the considered rates, see note 33.
Effective rates:
(a) From 104.68% to 110.77% of CDI | CDI + from 0.76% to 0.89%
(b) IPCA + 4,84% to 6,31%
(c) TJLP + 3.48%

(*) In accordance with CPC 48/IFRS 9 this refers to borrowing costs directly attributable to the issuance of the respective debts.

As shown in the table above, the Group classifies its debentures as (i) financial liabilities measured at amortized cost; and (ii) financial liabilities measured at fair value through profit or loss.

The classification of debentures measured at fair value as financial liabilities is aimed at reducing the accounting mismatching of the effects of the recognition of gains and losses derived from the fair value measurement of hedging derivatives linked to such debentures, in order to obtain a more relevant and consistent accounting information. At June 30, 2019, the balance of debentures designated at fair value totaled R$ 469,538 (R$ 434,367 at December 31, 2018).

The changes in the fair values of these debentures are recognized in the Group finance income (expense), except for the fair value changes in credit risk, which is recognized in other comprehensive income. At June 30, 2019, the accumulated losses obtained from the fair value measurement of such debentures amounted to R$ 31,512 (R$ 7,378 at December 31, 2018) which, offset by the gains obtained from  the fair value measurement of the derivative instruments of R$ 52,322 (R$ 21,012 at December 31, 2018), undertaken to hedge the interest rate changes (note 33), generated a total net gain of R$ 20,810 (R$ 13,634 at December 31, 2018).

The maturities of the principal of debentures recognized in noncurrent liabilities are as follows:

Maturity	Consolidated
From July 1st, 2020	434,155
2021	1,188,089
2022	1,721,196
2023	2,417,423
2024	1,925,241
2025 to 2029	545,452
Subtotal	8,231,555
Fair value measurement	31,512
Total	8,263,067

Main additions in the period:

			Released (R$ thousand)
Category Subsidiary	Issue	Quantity issued	in 2019	Net of fundraising costs	Interest	Repayment	Annual rate	Effective annual rate
Local currency - CDI
CPFL Brasil	5th issue 1st series	105,000	105,000	104,833	Semiannual	Bullet in December 2019	103.6% of CDI	106.82% of CDI
CPFL Brasil	5th issue 2nd series	220,000	220,000	219,651	Semiannual	2 annual installments from January 2023	108.25% of CDI	109.06% of CDI
CPFL Paulista	10th issue	1,380,000	1,380,000	1,378,595	Semiannual	2 annual installments from May 2023	107% of CDI	107.84% of CDI
CPFL Piratininga	11th issue	215,000	215,000	214,697	Semiannual	2 annual installments from May 2023	107% of CDI	107.84% of CDI
CPFL Santa Cruz	3th issue	190,000	190,000	189,702	Semiannual	2 annual installments from May 2022	107% of CDI	107.84% of CDI
RGE	10th issue	740,000	740,000	739,206	Semiannual	2 annual installments from May 2023	107% of CDI	107.84% of CDI
CPFL Renováveis	9th issue 1st series	30,000	300,000	299,955	Semiannual	Bullet in November 2022	104.75% of CDI	105.45% of CDI
CPFL Renováveis	9th issue 2nd series	53,800	538,000	537,815	Semiannual	3 semiannual installments from November 2022	106% of CDI	106.66% of CDI
			3,688,000	3,684,454

The amounts obtained from the main additions were used in the investment plan, refinancing of debts and improvement working capital  of subsidiaries.

Pre-payment

In the 1st semester of 2019, R$2,707,276 of debenture were paid in advance, whose due dates were from December 2020 to February 2021.

RESTRICTIVE COVENANTS

The debenture agreements are subject to certain restrictive covenants, including covenants that require the Company and its subsidiaries to maintain certain financial ratios within pre-established parameters. Moreover, these agreements contain restrictive non-financial covenants, which are complied with as per the last measurement period.

Debentures issued in 2019 are subject to the following covenants:

Ratios required in the consolidated financial statements of CPFL Energia

·        Debt indebtedness divided by EBITDA maximum of 3.75 and

·        EBITDA divided by the financial result minimum of 2.25.

The details of the restrictive conditions for other debts are presented in the Financial Statements of December 31, 2018.

The Group’s management monitors these ratios on a systematic and constant basis, so that all conditions are met. All covenants, financial and non-financial clauses are properly complied, in the opinion of the Group´s Management.

(19)   PRIVATE PENSION PLAN

The subsidiaries sponsor supplementary retirement and pension plans for their employees, the characteristics of which are described in note 18 to the financial statements for the year ended December 31, 2018.

19.1         Movements in the defined benefit plans

The movements in net liability occurred in the period are as follows:

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE Sul (RGE)		Total
				Plan 1 (*)	Plan 2
Net actuarial liability at December 31, 2018	907,807	210,744	21,129	-	89,922	1,229,600
Expenses (income) recognized in the statement of profit or loss	38,989	11,356	946	(88)	5,100	56,302
Sponsors' contributions transferred during the year/period	(40,126)	(15,221)	(666)	(3,581)	(2,611)	(62,204)
Effect of asset ceiling	-	-	-	3,669	-	3,669
Net actuarial liability at June 30, 2019	906,669	206,878	21,409	-	92,410	1,227,367
Other contributions						13,928
Total liability						1,241,294

Current						133,557
Noncurrent						1,107,738

The income and expenses recognized as cost of the operation are shown below:

	1st semester 2019
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE Sul (RGE)		Total
				Plan 1 (*)	Plan 2
Service cost	462	2,724	42	93	1,176	4,497
Interest on actuarial obligations	224,586	62,530	5,254	17,171	24,398	333,939
Expected return on plan assets	(186,060)	(53,898)	(4,350)	(18,750)	(20,474)	(283,532)
Effect of asset ceiling	-	-	-	1,398	-	1,398
Total expense (income)	38,989	11,356	946	(88)	5,100	56,302

	1st semester 2018
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	RGE Sul	Total
				Plan 1 (*)	Plan 2
Service cost	418	2,182	40	88	1,396	4,124
Interest on actuarial obligations	210,542	57,314	5,054	16,776	24,110	313,796
Expected return on plan assets	(179,794)	(51,310)	(4,318)	(17,976)	(20,584)	(273,982)
Effect of asset ceiling	-	-	-	1,018	-	1,018
Total expense (income)	31,165	8,186	777	(94)	4,921	44,955

(*) Plan 1 was recorded at the dissolved RGE until the merger of the distribution companies as of October 31, 2018, as mentioned in note 12.6.1 of financial statements of December 31, 2018.

(20)   REGULATORY LIABILITIES

	Consolidated
	June 30, 2019	December 31, 2018
Financial compensation for the use of water resources	2,025	1,701
Global reversal reserve - RGR	17,313	17,288
ANEEL inspection fee -TFSEE	7,251	5,470
Energy development account - CDE	99,812	-
Tariff flags and others	34,882	126,196
Total	161,283	150,656

Energy development account – CDE: Refers to the monthly quota approved by ANEEL for the return of Regulated Contracting Environment Account (“ACR account”) contribution for the period from February to December, 2014

Tariff flags and others – Refer basically to the amount to be passed through to the Centralizing Account of Tariff Flag Resources (“CCRBT”), whose amount receivable was recognized through the issue of electricity bills (note 26.4).

(21)   TAXES, FEES AND CONTRIBUTIONS

	Consolidated
	June 30, 2019	December 31, 2018
Current
IRPJ (corporate income tax)	139,022	73,058
CSLL (social contribution on net income)	48,025	27,392
Income tax and social contribution	187,047	100,450

ICMS (State VAT)	442,044	430,149
PIS (tax on revenue)	30,407	30,760
COFINS (tax on revenue)	151,638	152,945
Other taxes	45,384	51,135
Other taxes	669,473	664,989

Total current	856,520	765,438

Noncurrent
ICMS (State VAT)	788	772
PIS/COFINS payment	3,565	8,919
Other taxes	4,353	9,691

Total noncurrent	4,353	9,691

(22)   PROVISION FOR TAX, CIVIL AND LABOR RISKS AND ESCROW DEPOSITS

	Consolidated
	June 30, 2019		December 31, 2018
	Provision for tax,civil and labor risks	Escrow Deposits	Provision for tax,civil and labor risks	Escrow Deposits

Labor	211,715	103,719	219,314	103,760

Civil	273,519	99,127	281,304	99,604

Tax
FINSOCIAL	43,845	100,720	39,727	99,146
Income Tax	157,922	410,149	154,717	401,381
Others	211,277	175,476	195,379	150,472
	413,044	686,345	389,823	650,999

Others	80,542	15	88,920	12

Total	978,819	889,207	979,360	854,374

The movements in the provision for tax, civil, labor and other risks are shown below:

	Consolidated
	December 31, 2018	Additions	Reversals	Payments	Monetary adjustment	June 30, 2019
Labor	219,314	26,270	(14,430)	(30,824)	11,387	211,715
Civil	281,304	45,318	(13,282)	(52,448)	12,628	273,519
Tax	389,823	13,604	(1,404)	(749)	11,769	413,044
Others	88,920	1,637	(2,258)	(8,957)	1,200	80,542
Total	979,360	86,828	(31,375)	(92,980)	36,986	978,819

The provision for tax, civil, labor and other risks was based on the assessment of the risks of losing the lawsuits to which the Group is part, where the likelihood of loss is probable in the opinion of the outside legal counselors and the Management of the Group.

The details of the nature of the provision for tax, civil, labor and other risks and escrow deposits are presented in the Note 21 of the financial statements at December 31, 2018.

Possible losses

The Group is part to other lawsuits in which Management, supported by its external legal counselors, believes that the chances of a successful outcome are possible due to a solid defensive position in these cases, therefore no provision was recognized. It is not yet possible to predict the outcome of the courts’ decisions or any other decisions in similar proceedings considered probable or remote.

The claims relating to possible losses at June 30, 2019 and December 31, 2018 were as follows:

	Consolidated
	June 30, 2019	December 31, 2018

Labor	785,719	786,901	Work accidents, risk premium for dangerousness at workplace and overtime
Civil	1,766,559	1,630,630	Personal injury and overfed tariffs
Tax	6,390,680	6,199,589	INSS, ICMS, FINSOCIAL, PIS and COFINS, Social Contribution and Income tax
Regulatory	74,870	139,593	Technical, commercial and economic-financial supervisions
Total	9,017,828	8,756,713

Tax – There is a discussion about the deductibility for income tax of the expense recognized in 1997 relating to the commitment assumed in regard to the pension plan of employees of the subsidiary CPFL Paulista with FUNCESP in the estimated amount of R$ 1,252,215 with an escrow deposit in the amount of R$ 228,409 and financial guarantee (letter of guarantee e guarantee insurance).

With respect to labor contingencies, the Group informs that, as described in note 21 to the financial statements as of December 31, 2018, there is a discussion regarding the possibility of changing the adjustment index adopted by the Labor Court, and the discussion status has not changed since then the rate currently used remains valid.

Based on the opinion of their outside legal counselors, the Group’s management believes that the amounts provided for reflect the current best estimate.

(23)   OTHER PAYABLES

	Consolidated
	Current		Noncurrent
	June 30, 2019	December 31, 2018	June 30, 2019	December 31, 2018
Consumers and concessionaires	94,206	93,612	182,308	47,831
Energy efficiency program - PEE	195,164	183,225	112,866	120,563
Research & Development - P&D	98,936	110,495	100,836	72,941
EPE / FNDCT / PROCEL (*)	36,199	38,052	-	-
Reversion fund	1,712	1,712	13,471	14,327
Advances	372,475	197,470	43,638	48,724
Tariff discounts - CDE	120,515	96,819	-	-
Provision for socio environmental costs	22,798	22,489	130,213	110,261
Payroll	12,478	15,674	-	-
Profit sharing	59,471	95,502	10,633	20,575
Collection agreements	82,074	85,018	-	-
Business combination	7,794	7,598	-	-
Others	33,282	31,630	40,560	40,174
Total	1,137,104	979,296	634,525	475,396

(*) EPE - Energy Research Company

     FNDCT - National Fund for Scientific and Technology Development

     PROCEL - National Electric Energy Conservation Program

Advances: refer mainly to advances from customers in relation to advance billing by the subsidiary CPFL Renováveis, before the energy or service has actually been provided or delivered.

(24)   EQUITY

The shareholders’ interest in the Company’s equity at June 30, 2019 and December 31, 2018 is shown below:

	Number of shares
	June 30, 2019		December 31, 2018
Shareholders	Common shares	Interest %	Common shares	Interest %
State Grid Brazil Power Participações S.A.	730,435,698	63.39%	730,435,698	71.76%
ESC Energia S.A.	234,086,204	20.32%	234,086,204	23.00%
Members of the Executive Board	189	0.00%	189	0.00%
Other shareholders	187,732,349	16.29%	53,392,655	5.25%
Total	1,152,254,440	100.00%	1,017,914,746	100.00%

The details of the items included in equity are described in the financial statements for the year ended December 31, 2018.

24.1     Public Offering of Shares

On April 2, 2019, the Company informed B3 S.A. - Brasil, Bolsa, Balcão of its intention to carry out a public offering of common shares ("Offering"), and on April 18, 2019, B3 approved its request for extension of the term to reach a minimum percentage of outstanding (free float) shares in the market of 15% of the Company's total capital up to October 31, 2019. On April 24, 2019, a Material Fact was disclosed by the Company, stating that it had filed a Registration Statement on Form F-3 ("Form F-3") with the Securities and Exchange Commission ("SEC"), allowing the Company to carry out certain public offerings of common shares issued by it in the United States, including as American Depositary Shares ("ADS").

On June 12, 2019, following the announcements previously made, the Company disclosed in a Material Fact that the Board of Directors had approved, within the scope of the Offering and pursuant to CVM Instruction 476, a price per share of R$ 27.50 and the Company's capital increase amounting to R$ 3,212,471, through the issue of 116,817,126 new shares. As a result, capital increased from R$ 5,741,284 to R$ 8,953,755 and the total number of registered common shares with no par value increased from 1,017,914,746 to 1,134,731,872. On June 27, 2019, the number of shares was increased by a supplementary lot of 15% of the total shares initially offered (without considering the Additional Lot), i.e., 17,522,568 common Company-issued shares under the same conditions and price of the shares initially offered, increasing the total number of shares to 1,152,254,440. On June 28, 2019, these shares were settled, totaling R$ 481,871 from the capital increase, increasing capital to R$ 9,435,626 at June 30,2019.

The issue costs totaled R$ 45,968, net of tax effects, up to June 30, 2019.

The Offering was carried out, simultaneously: (i) with restricted efforts of placement in Brazil, in the non-organized over-the-counter market, under the coordination of Banco Itaú BBA S.A. ("Lead Coordinator") and Santander (Brazil) S.A., Bradesco BBI S.A., Banco BTG Pactual S.A. and Morgan Stanley S.A. (which together with the Lead Manager were the "Offering Coordinators"), including efforts to place shares abroad by "International Placement Agents", exclusively with Foreign Investors registered with the CVM and investing in Brazil; and (ii) abroad, under the coordination of Itau BBA USA Securities, Inc., Santander Investment Securities Inc., Bradesco Securities Inc., Banco BTG Pactual SA - Cayman Branch and Morgan Stanley & Co. LLC (collectively the "International Offering Coordinators"), carried out in the United States of America in the form of ADSs, represented by ADRs, listed and admitted for trading on the New York Stock Exchange ("NYSE"). There was no reallocation of shares between the Brazilian Offering and the International Offering, due to the demand verified in Brazil and abroad during the course of the Offering and, therefore, there was no allocation of ADSs in the context of the International Offering, and therefore, all the shares were distributed under the Brazilian Offering.

(25)   EARNINGS PER SHARE

Earnings per share – basic and diluted

The calculation of the basic and diluted earnings per share for the quarters and semesters ended at June 30, 2019 and 2018 was based on the profit of the period attributable to controlling shareholder and the weighted average number of common shares outstanding in the period:

	2nd quarter 2019		1st semester 2019		2nd quarter 2018	1st semester 2018
Numerator
Profit attributable to controlling shareholders	580,628		1,184,079		455,714	899,497
Denominator
Weighted average number of shares held by shareholders	1,026,805,827	(*)	1,022,360,287	(*)	1,017,914,746	1,017,914,746

Earnings per share - basic and diluted	0.57		1.16		0.45	0.88

(*)Considering events occurred in June 12th and 28th, 2019, related to the Company´s IPO process (note 24.1).

For the quarters and semesters ended at June 30, 2019 and 2018, the calculation of earnings per share was not affected by the effects of debentures convertible into shares due to the fact that they presented antidilutive effects.

(26)   NET OPERATING REVENUE

	Consolidated
	2019		2018
Revenue from Electric Energy Operations	2nd quarter	1st semester	2nd quarter	1st semester
Consumer class
Residential	3,575,012	7,580,352	3,282,393	6,399,851
Industrial	1,301,395	2,515,780	1,266,623	2,425,972
Commercial	1,601,723	3,310,896	1,479,401	2,913,868
Rural	322,925	691,882	305,874	658,275
Public administration	235,519	463,318	222,179	415,098
Public lighting	206,057	393,901	184,844	338,894
Public services	301,242	590,092	279,087	517,413
Billed	7,543,872	15,546,221	7,020,401	13,669,370
Unbilled (net)	(16,255)	(8,709)	(110,628)	(12,154)
(-) Reclassification to Network Usage Charge - TUSD - Captive Consumers	(3,043,628)	(6,216,864)	(2,616,568)	(5,558,620)
Electricity sales to final consumers	4,483,990	9,320,648	4,293,205	8,098,596

Furnas Centrais Elétricas S.A.	147,008	281,356	135,778	269,864
Other concessionaires and licensees	1,019,678	1,907,680	868,434	1,566,680
(-) Reclassification to Network Usage Charge - TUSD - Captive Consumers	(33,047)	(68,455)	(24,214)	(42,068)
Spot market energy	149,792	479,933	313,283	479,410
Electricity sales to wholesalers	1,283,431	2,600,514	1,293,281	2,273,886

Revenue due to Network Usage Charge - TUSD - Captive Consumers	3,076,675	6,285,319	2,640,782	5,600,688
Revenue due to Network Usage Charge - TUSD - Free Consumers	857,832	1,599,282	674,921	1,254,161
(-) Compensation for non-fulfilment of technical indicators	(17,345)	(48,904)	(13,441)	(29,821)
Revenue from construction of concession infrastructure	511,367	926,580	370,053	740,615
Sector financial asset and liability (Note 8)	21,055	(302,825)	480,699	854,246
Concession financial asset - fair value adjustment (Note 10)	108,297	172,787	138,552	203,409
Energy development account - CDE - Low-income, Tariff discounts - judicial injunctions ,and other tariff discounts	338,325	767,008	377,748	754,489
Other revenues and income	140,403	271,377	245,116	388,144
Other operating revenues	5,036,609	9,670,624	4,914,430	9,765,931
Total gross operating revenue	10,804,030	21,591,785	10,500,917	20,138,414

Deductions from operating revenues
ICMS	(1,643,018)	(3,409,607)	(1,501,034)	(2,925,304)
PIS	(165,651)	(327,493)	(162,849)	(312,534)
COFINS	(763,029)	(1,507,981)	(750,126)	(1,439,641)
ISS	(5,209)	(9,736)	(4,019)	(7,547)
Global reversal reserve - RGR	(109)	(400)	-	(247)
Energy development account - CDE	(1,046,499)	(2,044,210)	(921,787)	(1,819,458)
Research and development and energy efficiency programs	(52,658)	(109,005)	(52,320)	(100,913)
PROINFA	(44,063)	(82,888)	(38,220)	(73,495)
Tariff flags and others	(34,780)	87,563	(116,235)	(123,331)
Fee for the use of water resources - CFURH	(3,088)	(5,485)	-	-
Others	(9,621)	(18,793)	(8,960)	(15,923)
	(3,767,724)	(7,428,033)	(3,555,551)	(6,818,393)
Net operating revenue	7,036,306	14,163,752	6,945,366	13,320,021

	2019		2018
Revenue from operations with electricity - in GWh	2nd quarter	1st semester	2nd quarter	1st semester
Consumer class
Residential	4,801	10,404	4,787	10,078
Industrial	3,309	6,455	3,392	6,767
Commercial	2,583	5,458	2,520	5,273
Rural	726	1,674	778	2,015
Public administration	364	746	372	746
Public lighting	514	1,014	490	994
Public services	577	1,166	572	1,143
Billed	12,874	26,918	12,911	27,016
Own consumption	9	18	8	17
Electricity sales to final consumers	12,883	26,937	12,920	27,033

Furnas Centrais Elétricas S.A.	717	1,426	717	1,426
Other concessionaires and licensees	4,805	8,689	4,286	7,856
Spot market energy	1,148	2,401	1,016	1,589
Electricity sales to wholesalers	6,670	12,516	6,019	10,871

	Consolidated
Nº of consumers	June 30, 2019	June 30, 2018
Consumer class
Residential	8,640,659	8,436,616
Industrial	57,925	59,107
Commercial	531,043	538,250
Rural	362,688	360,650
Public Administration	61,218	60,822
Public Lighting	11,859	11,449
Public Services	10,361	10,050
Total	9,675,753	9,476,944

26.1         Adjustment of revenues from excess demand and excess reactive power

The information related to accounting and historical are described in note 25.1 of financial statements of December 31, 2018.

26.2         Periodic tariff review (“RTP”) and Annual tariff adjustment (“RTA”)

		2019		2018
Distributor	Month	RTA / RTP	Effect perceived by consumers (a)	RTA / RTP	Effect perceived by consumers (a)
CPFL Paulista	April	12.02%	8.66%	12.68%	16.90%
CPFL Piratininga	October	(b)	(b)	20.01%	19.25%
RGE	June	10.05% (d)	8.63%	21.27%	20.58%
RGE Sul (RGE)	June	10.05% (d)	1.72%	18.45%	22.47%
CPFL Santa Cruz	March	13.70%	13.31%	(c)	(c)

(a)	Represents the average effect perceived by the consumer, as a result of the elimination from the tariff base of financial components that had been added in the prior tariff adjustment.
(b)	The tariff adjustments for 2019 had not occurred yet.
(c)

For 2018, as mentioned in note 25.2 of financial statements of December 31, 2018, the average annual tariff adjustment of CPFL Santa Cruz was 5.71%, 4.41% regarding the economic tariff adjustment and 1.30% regarding relevant financial components. The average effect to be perceived by consumers of the original concessions are:

	Jaguari	Mococa	Leste Paulista	Sul Paulista	Santa Cruz
Effect perceived by consumers	21.15%	3.40%	7.03%	7.50%	5.32%

(d)

On June 18, 2019, the ANEEL published REH No. 2,557, which set the average annual tariff adjustment of RGE, effective as of June 19, 2019, at 10.05%, 0.05% regarding the economic tariff adjustment and 10.00% regarding relevant financial components. The average effect to be perceived by consumers of the original concessions are 8.63% for the original concessionof RGE and 1.72% to the original concession of RGE Sul.

26.3         Energy Development Account (CDE) – Low income, other tariff subsidies and tariff discounts - injunctions

All details on the CDE contribution are disclosed in notes 25.3 to the financial statements as of December 31, 2018.

In the 1st semester of 2019, revenue of R$ 767,008 was recognized (R$ 754,489 in the 1st semester of 2018), considering (i) R$ 36,736 for low-income subsidy (R$ 39,882 in the 1st semester of 2018), (ii) R$ 654,165 for other tariff discounts (R$ 693,719 in the 1st semester of 2018), and (iii) R$ 76,108 for tariff discounts – CCRBT injunctions and subsidy (R$ 20,887 in the 1st semester of 2018). These items were recognized against other assets in the line item Receivables – CDE (note 11) and other payables in line item Tariff discounts – CDE (note 23)

26.4         Tariff flags

Effective as from January 1, 2015, the Tariff Flags system, created through REN ANEEL No. 547/2013, seeks primarily to indicate to consumers the conditions of electric power generation in the National Interconnected System - SIN. A green flag indicates favorable conditions and the tariff does not increase. A yellow flag indicates less favorable conditions and a red flag, separated into two levels, is triggered under more critical conditions. For each 100 KWh consumed, before tax effects, a yellow flag results in increases of R$ 1.50 in the tariff, while a red flag, depending on the level, results in a R$ 4.00 (level 1) and R$ 6.00 (level 2) increase. The amounts informed are effective as from June 1, 2019, and were regulated by REH ANEEL No. 2551/2019.

In the 1st semester of 2019, ANEEL approved the Tariff Flags billed from November 2018 and April 2019. The amount approved in this period was R$ 126,877 and the net amount received from CCRBT was R$ 71,975, amounting R$ 198,822 used to offset part of the sector financial asset and liability (note 8). The amount of R$ 34,873 with respect to the tariff flag billed for May and June 2019, was not approved and is recorded in regulatory fees (note 20).

26.5         Energy development account (“CDE”)

ANEEL, by means of Ratifying Resolution (“REH”) No. 2,510 of December 18, 2018, amended by REH No. 2,368 of February 9, 2018, established the definitive annual quotas of CDE for the year 2019. These quotas comprise: (i) annual quota of the CDE – USAGE account; and (ii) quota of the CDE – Energy account, (final settlements finished in March 2019), related to part of the CDE contributions received by the electric energy distribution concessionaires in the period from January 2013 to January 2014, charged from consumers and passed on to the CDE Account in up to five years from the RTE of 2015.

ANEEL, by means of REH n° 2,521 of March 20, 2019, ANEEL established the payment in advance of quota intended for the amortization of the ACR Account, due to its positive balance, with payment and pass through to the CDE Account for March 2019 to August 2019, cancelling the previously REH nº 2,231 of 2017.

(27)   COST OF ELECTRIC ENERGY

	Consolidated
	2019		2018
Electricity Purchased for Resale	2nd quarter	1st semester	2nd quarter	1st semester
Itaipu Binacional	692,898	1,350,197	716,374	1,274,806
PROINFA	99,044	203,859	82,243	168,118
Energy purchased through auction in the regulated market, bilateral contracts and spot market	3,103,716	6,675,925	3,442,156	6,417,321
PIS and COFINS credit	(289,173)	(670,953)	(378,138)	(696,336)
Subtotal	3,606,485	7,559,027	3,862,633	7,163,909

Electricity Network Usage Charge
Basic network charges	488,507	986,794	575,569	1,143,009
Transmission from Itaipu	69,980	136,534	65,463	127,654
Connection charges	45,943	93,367	38,206	70,403
Charges for use of the distribution system	11,545	24,510	11,855	21,421
System service charges - ESS net of CONER pass through (*)	18,848	(22,231)	(7,124)	39,751
Reserve energy charges - EER	93,592	93,592	69,298	135,212
PIS and COFINS credit	(66,289)	(119,220)	(77,865)	(149,601)
Subtotal	662,126	1,193,346	675,403	1,387,849

Total	4,268,610	8,752,373	4,538,036	8,551,758

(*) Energy reserve account.

	Consolidated
	2019		2018
Electricity Purchased for Resale - in GWh	2nd quarter	1st semester	2nd quarter	1st semester
Itaipu Binacional	2,745	5,466	2,765	5,504
PROINFA	266	523	268	524
Energy purchased through auction in the regulated market, bilateral contracts and spot market	15,666	32,582	15,117	30,586
Total	18,678	38,570	18,150	36,614

(28)       OTHER OPERATING COSTS AND EXPENSES

	2nd quarter
					Operating Expenses
	Cost of operation		Cost of services rendered to third parties		Selling expenses		General and administrative expenses		Other operating expenses		Total
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Personnel	242,731	226,085	1	-	43,285	42,565	79,751	83,737	-	-	365,768	352,387
Private Pension Plans	28,151	22,477	-	-	-	-	-	-	-	-	28,151	22,477
Materials	60,695	53,205	266	162	2,312	1,986	2,867	8,004	-	-	66,140	63,357
Third party services	58,082	39,193	649	434	44,257	41,756	75,460	74,338	-	-	178,448	155,721
Costs of infrastructure construction	-	-	511,323	370,047	-	-	-	-	-	-	511,323	370,047
Others	16,539	12,500	(1)	(2)	24,756	19,256	54,905	47,634	41,728	21,507	137,926	100,896
Collection fees	-	-	-	-	24,299	20,560	-	-	-	-	24,299	20,560
Leases and rentals	12,590	6,917	-	-	-	-	5,234	7,757	-	-	17,824	14,674
Publicity and advertising	3	1	-	-	-	-	4,438	3,936	-	-	4,441	3,937
Legal, judicial and indemnities	(26)	-	-	-	12	-	38,951	31,467	-	-	38,937	31,467
Donations, contributions and subsidies	176	21	-	-	-	-	928	1,040	-	-	1,104	1,061
Gain (loss) on disposal, retirement and other noncurrent assets	-	-	-	-	-	-	-	-	39,737	21,512	39,737	21,512
Others	3,795	5,561	(1)	(2)	445	(1,304)	5,354	3,433	1,991	(5)	11,584	7,685
Total	406,198	353,461	512,238	370,642	114,609	105,564	212,982	213,713	41,729	21,507	1,287,756	1,064,887

	1st semester
					Operating Expenses
	Cost of operation		Cost of services rendered to third parties		Selling expenses		General and administrative expenses		Other operating expenses		Total
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Personnel	468,704	442,487	1	-	85,801	83,267	159,281	164,378	-	-	713,787	690,132
Private Pension Plans	56,302	44,955	-	-	-	-	-	-	-	-	56,302	44,955
Materials	124,236	110,131	440	353	4,850	3,924	3,471	11,571	-	-	132,997	125,979
Third party services	106,867	103,506	1,160	1,047	86,415	79,740	149,016	152,360	-	-	343,458	336,653
Costs of infrastructure construction	-	-	926,534	740,606	-	-	-	-	-	-	926,534	740,606
Others	30,588	25,646	(2)	(3)	49,988	39,783	98,929	68,341	65,067	46,531	244,569	180,299
Collection fees	-	-	-	-	49,116	40,666	-	-	-	-	49,116	40,666
Leases and rentals	25,153	21,365	-	-	-	-	10,514	11,104	-	-	35,667	32,469
Publicity and advertising	4	1	-	-	-	-	8,329	6,202	-	-	8,333	6,203
Legal, judicial and indemnities	-	-	-	-	21	-	70,953	43,751	-	-	70,974	43,751
Donations, contributions and subsidies	176	34	-	-	-	-	1,859	2,168	-	-	2,035	2,202
Gain (loss) on disposal, retirement and other noncurrent assets	-	-	-	-	-	-	-	-	60,902	52,410	60,902	52,410
Impairment reversal	-	-	-	-	-	-	-	-	-	(5,837)	-	(5,837)
Others	5,254	4,246	(2)	(3)	851	(883)	7,274	5,117	4,165	(42)	17,542	8,435
Total	786,696	726,725	928,133	742,003	227,054	206,713	410,697	396,650	65,067	46,531	2,417,647	2,118,622

(29)   FINANCIAL INCOME (EXPENSES)

	Consolidated
	2019		2018
	2nd quarter	1st semester	2nd quarter	1st semester
Financial income
Income from financial investments	59,341	107,911	54,420	120,806
Late payment interest and fines	75,330	150,643	63,410	132,933
Adjustment for inflation of tax credits	2,036	3,263	2,221	4,762
Adjustment for inflation of escrow deposits	8,848	17,747	9,002	17,806
Adjustment for inflation and exchange rate changes	23,397	31,642	6,366	29,108
Discount on purchase of ICMS credit	3,249	10,120	12,263	18,995
Adjustments to the sector financial asset (note 8)	19,950	47,484	14,711	21,815
PIS and COFINS on other finance income	(11,737)	(22,115)	(11,190)	(22,857)
Others	50,923	91,235	17,876	42,862
Total	231,337	437,932	169,078	366,230

Financial expenses
Interest on debts	(296,470)	(591,755)	(338,288)	(681,520)
Adjustment for inflation and exchange rate changes	(92,164)	(177,534)	(43,593)	(162,725)
(-) Capitalized interest	6,029	11,618	6,600	12,809
Adjustments to the sector financial liability (note 8)	-	-	2,142	(2,521)
Use of public asset	(4,897)	(6,825)	(4,693)	(8,495)
Others	(55,159)	(104,801)	(36,919)	(76,971)
Total	(442,661)	(869,296)	(414,752)	(919,423)

Financial expense, net	(211,324)	(431,364)	(245,674)	(553,193)

In line item of monetary adjustment and exchange rate changes, the expense includes the net effects of gains of R$ 89,023 in the 1st semester of 2019 (R$ 622,591 in the  1st semester of 2018) on derivative instruments (note 33).

(30)   SEGMENT INFORMATION

1st semester 2019	Distribution	Generation (conventional source)	Generation (renewable source)	Commercialization	Services	Subtotal	Other (*)	Elimination	Total
Net operating revenue	11,675,394	325,157	549,515	1,569,451	44,234	14,163,752	-	-	14,163,752
(-) Intersegment revenues	27,231	241,958	195,970	3,385	259,587	728,131	-	(728,131)	-
Cost of electric energy	(7,543,046)	(57,994)	(119,610)	(1,501,003)	-	(9,221,653)	-	469,280	(8,752,373)
Operating costs and expenses	(2,306,624)	(47,105)	(182,952)	(19,432)	(229,266)	(2,785,378)	(24,972)	258,852	(2,551,497)
Depreciation and amortization	(386,401)	(59,472)	(322,192)	(1,016)	(12,071)	(781,153)	(31,467)	-	(812,621)
Income from electric energy service	1,466,554	402,544	120,732	51,385	62,484	2,103,699	(56,438)	-	2,047,260
Equity interests in subsidiaries, associates and joint ventures	-	175,430	-	-	-	175,430	-	-	175,430
Finance income	293,158	23,229	98,787	21,527	2,813	439,514	13,815	(15,397)	437,932
Finance expenses	(424,319)	(106,150)	(321,666)	(30,534)	(1,985)	(884,656)	(37)	15,397	(869,296)
Profit (loss) before taxes	1,335,393	495,052	(102,148)	42,378	63,311	1,833,986	(42,660)	-	1,791,326
Income tax and social contribution	(483,273)	(102,723)	(29,373)	(14,391)	(17,291)	(647,051)	(245)	-	(647,295)
Profit (loss) for the period	852,120	392,329	(131,521)	27,987	46,020	1,186,936	(42,905)	-	1,144,031
Purchases of contract asset, PP&E and intangible assets	885,152	8,110	49,377	1,165	21,343	965,148	988	-	966,136

1st semester 2018	Distribution	Generation (conventional source)	Generation (renewable source)	Commercialization	Services	Subtotal	Other (*)	Elimination	Total
Net operating revenue	10,838,134	325,196	576,707	1,551,720	28,263	13,320,020	-	-	13,320,021
(-) Intersegment revenues	3,806	226,771	221,877	1,161	211,026	664,641	-	(664,641)	-
Cost of electric energy	(7,324,255)	(35,434)	(152,444)	(1,491,474)	-	(9,003,608)	-	451,850	(8,551,758)
Operating costs and expenses	(1,957,792)	(47,032)	(162,596)	(22,718)	(191,774)	(2,381,912)	(17,745)	212,791	(2,186,864)
Depreciation and amortization	(387,734)	(60,270)	(312,173)	(1,222)	(11,111)	(772,510)	(31,455)	-	(803,965)
Income from electric energy service	1,172,159	409,232	171,371	37,467	36,403	1,826,632	(49,199)	-	1,777,432
Equity interests in subsidiaries, associates and joint ventures	-	154,102	-	-	-	154,102	-	-	154,102
Finance income	258,664	36,609	60,012	18,037	3,221	376,544	7,471	(17,785)	366,230
Finance expenses	(409,983)	(179,439)	(308,345)	(30,130)	(3,912)	(931,809)	(5,399)	17,785	(919,423)
Profit (loss) before taxes	1,020,839	420,505	(76,962)	25,375	35,712	1,425,469	(47,128)	-	1,378,341
Income tax and social contribution	(376,607)	(83,454)	(32,099)	(9,570)	(9,100)	(510,830)	2,071	-	(508,760)
Profit (loss) for the period	644,232	337,051	(109,061)	15,805	26,612	914,638	(45,057)	-	869,581
Purchases of contract asset, PP&E and intangible assets	712,446	3,599	104,313	1,328	25,697	847,383	275	-	847,658

(*) Others – refer basically to assets and transactions which are not related to any of the identified segments.

(31)   RELATED PARTY TRANSACTIONS

The Company’s controlling shareholders, related party information and main transactions are disclosed in note 30 of the financial statements of December 31, 2018

The total compensation of key management personnel in the 1st semester of 2019, in accordance with CVM Decision 560/2008, was R$ 33,852 (R$ 40,978 in the 1st semester of 2018). This amount comprises R$ 32,901 (R$ 40,052 in the 1st semester of 2018) in respect of short-term benefits and R$ 952 (R$ 982 in the 1st semester of 2018) of post-employment benefits. In the first semester of 2018 there was a recovery of R$56 related to other long-term benefits.

Transactions with entities under common control basically refers to transmission system charge paid by the Company’s subsidiaries to the direct or indirect subsidiaries of State Grid Corporation of China.

Transactions involving controlling shareholders, entities under common control or significant influence and joint ventures:

	Consolidated
	ASSETS		LIABILITIES		INCOME		EXPENSES
	June 30, 2019	December 31, 2018	June 30, 2019	December 31, 2018	1st semester 2019	1st semester 2018	1st semester 2019	1st semester 2018

Advances
BAESA – Energética Barra Grande S.A.	-	-	-	657	-	-	-	-
Foz do Chapecó Energia S.A.	-	-	-	930	-	-	-	-
ENERCAN - Campos Novos Energia S.A.	-	-	-	1,155	-	-	-	-
EPASA - Centrais Elétricas da Paraiba	-	-	-	418	-	-	-	-

Energy purchase and sale and charges
Entities under common control (State Grid Corporation of China subsidiaries)	-	-	895	16	-	-	87,227	73,441
BAESA – Energética Barra Grande S.A.	-	-	3,455	2,993	6	-	9,175	10,520
Foz do Chapecó Energia S.A.	1,716	-	42,938	41,850	10,365	-	241,704	217,961
ENERCAN - Campos Novos Energia S.A.	973	943	93,173	78,639	5,680	5,245	177,356	152,517
EPASA - Centrais Elétricas da Paraiba	-	-	14,623	13,397	1	-	51,164	52,062

Intangible assets, property, plant and equipment and service rendered
Entities under common control (State Grid Corporation of China subsidiaries)	-	-	72	-	-	-	77	-
BAESA – Energética Barra Grande S.A.	160	2	-	-	1,182	810	-	-
Foz do Chapecó Energia S.A.	2	15	-	-	1,069	887	-	-
ENERCAN - Campos Novos Energia S.A.	-	2	-	-	969	8	-	-
EPASA - Centrais Elétricas da Paraíba S.A.	25	534	-	-	159	150	-	-

Dividends and interest on capital
BAESA – Energética Barra Grande S.A.	3	3	-	-		-	-	-
Chapecoense Geração S.A.	-	33,733	-	-	-	-	-	-
ENERCAN - Campos Novos Energia S.A.	70,648	65,010	-	-	-	-	-	-
EPASA - Centrais Elétricas da Paraiba	23,542	-	-	-	-
					-
Others
Instituto CPFL	-	-	-	-	-	-	2,052	2,638

(32)       RISK MANAGEMENT

The risk management structure and the main risk factors that affect the Group’s business are disclosed in note 32 to the financial statements for the year ended December 31, 2018.

(33)   FINANCIAL INSTRUMENTS

The main financial instruments at fair value and/or the carrying amount is significantly different of the respective fair value, classified in accordance with the group´s accounting practices are::

				Consolidated
				June 30, 2019
	Note	Category / Measurement	Level (*)	Carrying amount	Fair value
Assets
Cash and cash equivalent	5	(a)	Level 1	168,265	168,265
Cash and cash equivalent	5	(a)	Level 2	6,813,240	6,813,240
Derivatives	33	(a)	Level 2	566,677	566,677
Derivatives - Zero-cost collar	33	(a)	Level 3	14,509	14,509
Concession financial asset - distribution	10	(a)	Level 3	8,070,373	8,070,373
				15,633,064	15,633,064

Liabilities
Borrowings - principal and interest	16	(b)	Level 2 (***)	6,110,514	6,084,373
Borrowings - principal and interest (**)	16	(a)	Level 2	5,006,359	5,006,359
Debentures - Principal and interest	17	(b)	Level 2 (***)	8,445,502	8,387,161
Debentures - Principal and interest (**)	17	(a)	Level 2	469,638	469,638
Derivatives	33	(a)	Level 2	20,953	20,953
				20,052,966	19,968,484

(*) Refers to the hierarchy for fair value measurement

(**)As a result of the initial designation of this financial liability, the consolidated balances reported a loss of  R$ 155,187 in the first semester of 2019 (a gain of R$ 5,808 in the first semester of 2018).

 (***) For disclosure purposes based on CPC 40 (R1) / IFRS 7

Key

Category:

(a) - Measured at fair value through profit or loss

(b) - Measured at amortized cost

The classification of financial instruments in “amortized cost” or “fair value through profit or loss” is based on the portfolio business model and in the characteristics of expected cash flow for each instrument.

The financial instruments for which the carrying amounts approximate the fair values, due to their nature, at the end of the reporting year are:

·

Financial assets: (i) consumers, concessionaires and licensees, (ii) leases, (iii) intercompany loans between associates, subsidiaries and parent company, (iv) receivables – CDE, (v) pledges, funds and restricted deposits, (vi) services rendered to third parties, (vii) collection agreements and (viii) sector financial asset;

·

Financial liabilities: (i) trade payables, (ii) regulatory charges, (iii) use of public asset, (iv) consumers and concessionaires, (v) FNDCT/EPE/PROCEL, (vi) collection agreement, (vii) reversal fund, (viii) payables for business combination, (ix) tariff discounts – CDE and (x) sector financial liability.

In addition, in the first semester of 2019 there were no transfers between the fair value hierarchy levels.

a)     Measurement of financial instruments

As mentioned in note 4, the fair value of a security corresponds to its maturity value (redemption value) adjusted to present value by the discount factor (relating to the maturity date of the security) obtained from the market interest curve, in Brazilian reais.

The three levels of the fair value hierarchy are:

Level 1: Quoted prices in an active market for identical instruments;

Level 2: Observable inputs other than quoted prices in an active market that are observable for the asset or liability, directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3: Instruments whose relevant factors are not observable market inputs.

As the distribution concessionaries classified the respective concession financial assets as fair value through profit or loss, the relevant factors for fair value measurement are not publicly observable. Therefore, the fair value hierarchy classification is level 3. The movements and respective gains (losses) in profit for or loss for the first semester are R$ 179,552 (R$ 206,875 in the first semester of 2018) and the main assumptions are described in note 10 and 26.

Additionally, the main assumptions used in the fair value measurement of the zero-cost collar derivative, the fair value hierarchy of which is Level 3, are disclosed in note 33 b.1.

The Company recognizes in “Investments at cost” in the financial statements the 5.94% interest held by the indirect subsidiary Paulista Lajeado Energia S.A. in the total capital of Investco S.A. (“Investco”), in the form of 28,154,140 common shares and 18,593,070 preferred shares. As Investco’s main objective of its operations is to generate electric energy for commercialization by the shareholders holding the concession, the Company opted to recognize the investment at cost, that is the best estimate of their fair value, since there are no available recent information for the fair value calculation, according to IFRS 9.

b)     Derivatives

The Group has the policy of using derivatives to hedge against the risks of fluctuations in exchange and interest rates, without any speculative purposes. The Group has currency hedges in a volume compatible with the net exchange exposure, including all assets and liabilities tied to exchange rate changes.

The hedging instruments entered into by the Group are currency or interest rate swaps with no leverage component, margin call requirements or daily or periodic adjustments. Furthermore, in 2015 the subsidiary CPFL Geração contracted a zero-cost collar derivative (see item b.1 below).

As a large part of the derivatives entered into by the subsidiaries have their terms fully aligned with the hedged debts, and in order to obtain more relevant and consistent accounting information through the recognition of income and expenses, these debts were designated for the accounting recognition at fair value (notes 17 and 18). Other debts that have terms different from the derivatives contracted as a hedge continue to be recognized at amortized cost. Furthermore, the Group did not adopt hedge accounting for transactions with derivative instruments.

At June 30, 2019, the Group had the following swap transactions, all traded on the over-the-counter market:

	Fair values (carrying amounts)
Strategy / Company	Assets	Liabilities	Fair value, net	Values at cost, net (1)	Gain (loss) on mark to market	Currency / debt index	Currency / swap index	Maturity range	Notional

Derivatives to hedge debts designated at fair value
Exchange rate hedge
CPFL Energia
Bank Loans - Law 4.131	498,071	(7,057)	491,014	434,986	56,027	US$ + (Libor 3 months + 0.8% to 1.55%) or (2.3% to 4.32%)	99.80% to 116% of CDI	October/18 to March/22	3,679,553
Bank Loans - Law 4.131	4,785	(13,896)	(9,111)	(14,386)	5,276	Euro + 0.42% to 0.96%	102% to 105.8% of CDI	April/19 to March/22	834,630
	502,856	(20,953)	481,903	420,600	61,303

Hedge variation price index
Debentures	63,821	-	63,821	11,500	52,322	IPCA + 5.8%	100.15% to 104.3% of CDI	August/25	416,600

Other (2)
Zero cost collar	14,509	-	14,509	3,901	10,608	US$	(note 33 b.1)	from July/18 to September/20	37,013

Total	581,186	(20,953)	560,233	436,001	124,232

Current	204,125	(6,883)
Noncurrent	377,061	(14,070)

For further details on terms and information on debts and debentures, see notes 17 and 18

(1)The value at cost are the derivative amount without the respective fair value measurement, while the notional refers to the balance of the debt and is reduced according to the respective amortization;

(2) Due to the characteristics of this derivative (zero-cost collar), the notional amount is presented in U.S. dollar.

Changes in derivatives are stated below:

	Consolidated
	At December 31, 2018	Interest, monetary adjustment, exchange rate and fair value measurement	Repayment	At June 30, 2019

Values at cost, net
To debts designated at fair value	631,368	(69,113)	(130,155)	432,100
To debts not designated at fair value	21,548	438	(21,986)	-
Other (zero cost collar)	-	6,830	(2,929)	3,901
Fair value measurement (*)	(27,722)	151,954	-	124,232
	625,194	90,109	(155,070)	560,233

(*)The effects on the income and comprehensive income of 2019 related to the fair value adjustments (MTM) of the derivatives are: (i) gains of R$ 158,290 for the debts designated at fair value, (ii) losses of R$ 577 for non- designated at fair value and (iii) losses of R$ 5,759 for other derivatives (zero cost collar).

As mentioned above, certain subsidiaries elected to fair value measurement debts for which they have fully debt-related derivatives instruments (note 17 and 18).

The Group has recognized gains and losses on their derivatives. However, as these derivatives are used as a hedging instrument, these gains and losses minimized the impacts of fluctuations in exchange and interest rates on the hedged debts. For the quarters ended at June 30, 2019 and 2018, the derivatives generated the following impacts on the consolidated profit or loss, recognized in the line item of Finance costs on monetary adjustment and exchange rate changes and in the consolidated comprehensive income in the credit risk in the fair value measurement related to debts at fair value:

	Gain (Loss) on income				Gain (Loss) in comprehensive income
	2019		2018		2019
Hedged risk / transaction	2nd quarter	1st semester	2nd quarter	1st semester	2nd quarter	1st semester

Interest rate variation	5,044	9,867	(8,370)	(5,392)	-	-
Fair value measurement	20,623	29,507	38,089	(4,428)	686	1,226
Exchange variation	(148,982)	(71,713)	655,532	659,264	-	-
Fair value measurement	115,906	121,362	(79,188)	(26,853)	(130)	(147)
	(7,409)	89,023	606,063	622,591	556	1,080

b.1) Zero-cost collar derivative transactions entered into by CPFL Geração

In 2015, the subsidiary CPFL Geração entered into a transaction involving put options and call options in US$, both having the same institution as counterpart, and that combined are featured as a transaction usually known as zero-cost collar. Entering into this transaction does not have any speculative purpose, in as much as it is aimed at minimizing any negative impacts on future revenue of the joint venture ENERCAN, which has electric energy sale agreements with annual adjustment of part of the tariff based on the dollar variation. In addition, according to Management’s view, the scenario in 2015 was favorable to enter into this type of financial instrument, considering the high volatility implicit in dollar options and the fact that there is no initial cost for this type of transaction.

The total amount contracted was US$ 111,817 thousand, with due dates between October 1, 2015 and September 30, 2020. At June 30, 2019, the total amount contracted was US$ 37,013 thousand, considering the options already settled until this date. The strike prices of the dollar options vary from R$ 4.20 to R$ 4.40 for put options and from R$ 5.40 to R$7.50 for call options.

These options were measured at fair value in a recurring manner, as required by IFRS 9 /CPC 48. The fair value of the options that are part of this transaction was calculated based on the following assumptions:

Valuation technique(s) and key information

We used the Black Scholes Option Pricing Model, which aims to obtain the fair price of the options involving the following variables: value of the asset, strike price of the option, interest rate, term and volatility.

Significant unobservable inputs	Volatility determined based on the average market pricing calculations, future dollar and other variables applicable to this specific transaction, with average variation of 16.64%.
Relationship between unobservable inputs and fair value (sensitivity)

A slight rise in long-term volatility, analyzed separately, would result in an insignificant increase in fair value. If the volatility were 10% higher and all the other variables remained constant, the net carrying amount (asset) would increase by R$ 374, resulting in a net asset of R$ 14,882.

The following table reconciles the opening and closing balances of the call and put options for the 1st period ended June 30, 2019, as required by IFRS 13/CPC 46:

	Consolidated
	Assets	Liabilities	Net

At December 31, 2018	16,367	-	16,367
Measurement at fair value	(4,787)	-	(4,787)
Net cash, received from settlement flows	2,929	-	2,929
At June 30, 2019	14,509	-	14,509

The fair value measurement of these financial instruments was recognized as finance income (expense) of the period, and no effects were recognized in other comprehensive income.

c)     Concession financial assets - distribution

As the distribution subsidiaries have classified the respective financial assets of the concession as measured at fair value through profit or loss, the relevant factors to measure the fair value are not publicly observable and there is no active market. Therefore, the classification of the fair value hierarchy is level 3.

d)     Market risk

Market risk is the risk that changes in market prices – e.g. foreign exchange rates and interest rates – will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return. The Group uses derivatives to manage market risks.

e)     Sensitivity analysis

The Group performed sensitivity analyses of the main risks to which their financial instruments (including derivatives) are exposed, mainly comprising changes in exchange and interest rates.

When the risk exposure is considered asset, the risk to be taken into account is a reduction in the pegged indexes, due to a consequent negative impact on the Group’s profit or loss. Similarly, if the risk exposure is considered liability, the risk is of an increase in the pegged indexes and the consequent negative effect on the profit or loss. The Group therefore quantify the risks in terms of the net exposure of the variables (dollar, euro, CDI, IGP-M, IPCA, TJLP and SELIC), as shown below:

e.1)  Exchange rates variation

Considering that the net exchange rate exposure at June 30, 2019 is maintained, the simulation of the effects by type of financial instrument for three different scenarios would be:

	Consolidated
				Income (expense)
Instruments	Exposure (a)		Risk	Exchange depreciation of (b)	Currency appreciation of 25% (c)	Currency appreciation of 50% (c)
Financial liability instruments	(4,186,233)			(157,631)	928,335	2,014,301
Derivatives - Plain Vanilla Swap	4,237,179			159,549	(939,633)	(2,038,815)
	50,946		drop in the dollar	1,918	(11,298)	(24,514)

Financial liability instruments	(822,005)			(52,032)	166,477	384,987
Derivatives - Plain Vanilla Swap	833,665			52,770	(168,839)	(390,448)
	11,660		drop in the euro	738	(2,362)	(5,461)

Total	62,606			2,656	(13,660)	(29,975)

Effects in the accumulated comprehensive income				2,024	(9,936)	(21,896)
Effects in the income of the period				632	(3,724)	(8,079)

				Income (expense)
Instruments	Exposure US$ thousand (a)			Currency depreciation (b)	Currency appreciation of 25% (c)	Currency appreciation of 50% (c)
Derivatives zero-cost collar	37,013	(d)	raise in the dollar	(1,573)	(12,415)	(23,256)

(a) The exchange rate considered at 06/30/2019 was R$ 3.83 per US$ 1.00 and R$ 4.36 per €$ 1.00.

(b) As per the exchange rate curves obtained from information made available by B3 S.A., with the exchange rate being considered at R$ 3.98 and 4.63, and the currency depreciation at 3.77% and 6.33% for US$ and €$, respectively at 06/30/2019.

(c) As required by CVM Instruction No. 475/2008, the percentage increases in the ratios applied refer to the information made available by the B3 S.A..

(d) Owing to the characteristics of this derivative (zero-cost collar), the notional amount is presented in US$.

Except for the zero-cost collar, as the net exchange exposure of the dollar and the euro for the other derivative instruments is an asset, the risk is a drop in the dollar, and the euro,  therefore, the exchange rate is appreciated by 25% and 50% in relation to the probable exchange rate.

e.2) Interest rates variation

Assuming that the scenario of net exposure of the financial instruments indexed to floating interest rates at June 2019 is maintained, the net finance cost for the next 12 months for each of the three scenarios defined, would be:

	Consolidated
					Income (expense) - R$ thousand
Instruments	Exposure	Risk	rate in the period	rate likely scenario (a)	likely scenario	Raising/Drop index by 25% (b)	Raising/Drop index by 50% (b)
Financial asset instruments	7,301,875				424,969	531,211	637,454
Financial liability instruments	(7,460,644)				(434,209)	(542,762)	(651,314)
Derivatives - Plain Vanilla Swap	(5,019,293)				(292,123)	(365,154)	(438,184)
	(5,178,062)	CDI apprec.	6.34%	5.82%	(301,363)	(376,705)	(452,044)

Financial liability instruments	(150,298)				(7,304)	(9,131)	(10,957)
	(150,298)	IGP-M apprec.	6.51%	4.86%	(7,304)	(9,131)	(10,957)

Financial liability instruments	(3,427,774)				(203,953)	(254,941)	(305,929)
	(3,427,774)	TJLP apprec.	6.71%	5.95%	(203,953)	(254,941)	(305,929)

Financial liability instruments	(3,240,040)				(95,581)	(71,686)	(47,791)
Derivatives - Plain Vanilla Swap	494,173				14,578	10,934	7,289
Concession financial asset	8,070,373				238,076	178,557	119,038
	5,324,506	drop in the IPCA	3.32%	2.95%	157,073	117,805	78,536

Sector financial assets and liabilities	1,252,817				72,663	54,498	36,332
Financial liability instruments	(99,355)				(5,763)	(4,322)	(2,881)
	1,153,462	drop in the SELIC	6.32%	5.80%	66,900	50,176	33,451

Total	(2,278,166)				(288,647)	(472,796)	(656,943)

Effects in the accumulated comprehensive income					844	694	543
Effects in the income of the period					(289,491)	(473,490)	(657,486)

(a)   The indexes were obtained from information available in the market.

(b)   As required by CVM Instruction number 475/2008, the percentages of increase were applied to the indexes in the probable scenario.

Additionally, the debts exposed to pre-fixed indexes would generate an expense of R$ 56,772.

f)      Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from Consumers, Concessionaires and Licensees and financial instruments. Monthly, the risk is monitored and classified according to the current exposure, considering the limit approved by Management.

Impairment losses on financial assets recognized in profit or loss are presented in note 6 – Consumers, Concessionaires and Licensees.

Consumers, Concessionaries and Licensees

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, Management also considers the factors that may influence the credit risk.

The Group uses a provision matrix to measure the expected credit losses of trade receivables according to the consumer class (Residential, Commercial, Rural, Public Power, Public Lighting, Public Services), Other Revenues and Unbilled Revenue, comprising mostly a large number of dispersed balances.

Loss rates are based on actual credit loss experience over the past.

These rates reflect differences between economic conditions during the period over which the historical data have been collected, current conditions and the Group’s view of future economic conditions over the expected lives of the receivables. Accordingly, an “adjusted” revenue was calculated, reflecting the Group perception on expected loss. Such “adjusted” revenue was allocated by consumption class (matrix) according to the interval currently used in the allowance guided by the regulatory parameters as follows:

Class	Days	Period
Residential	90	Revenue of 3 months prior to the current month
Commercial and other revenues	180	Revenue of 6 months prior to the current month
Industrial, rural, public power in general	360	Revenue of 12 months prior to the current month
Unbilled	-	Uses revenue of the same month

Therefore, based on the assumptions above, an “Adjusted” ratio of the expected credit losses (“ECL”) allowance for the month is calculated, which was determined dividing the “Actual ECL” allowance by the “Adjusted Revenue” for each month. Then, the ECL allowance is estimated monthly, considering the respective moving average for the months of the "Adjusted” monthly ratios and applied to the actual revenue for the current month.

Based on this criterion, the ECL allowance percentage to be applied is changed monthly to the extent that the moving average is calculated.

The methodology used by Management includes a percentage that is compliant with the IFRS rule described as expected credit losses, including in a single percentage the probability of loss, weighted by the expected loss and possible outcomes, that is, including Probability of default (“PD”), Exposure at default (“EAD”) and Loss Given Default (“LGD”).

Macroeconomic factors

After studies developed by the Company to assess which variables present a correlation ratio with the actual amount of Expected Credit Losses Allowance, no ratios or macroeconomic factors that would have material impacts or that had direct correlation with the default level were identified, due to the electric sector characteristic of having instruments that mitigate the risk of losses, such as cutting energy supply to default customers.

Cash and cash equivalents

The Group limits its exposure to credit risk by investing only in liquid debt securities and only with counterparties that have a credit rating of at least AA-.

The Group considers that its cash and cash equivalents have low credit risk based on the external credit ratings of the counterparties. Management did not identify for the quarter ended June 30, 2019 and the year ended December 31, 2018 that the securities had a significantly change in credit risk.

Derivatives

The Group adopts a policy of using derivatives with the purpose of hedge (economic hedge) against the risks of fluctuations in exchange rates and interest rates, mostly comprising currency and interest rate swaps. The derivative transactions are entered into with first-tier banks and financial institutions with a rating of at least AA-, based on the main credit rating agencies in the market (note 33). Management has not identified for the period of 2019 and the year 2018 that the derivative financial assets had a significant impairment using the criterion of expected losses.

The Group adopts a policy of providing financial guarantees for the obligations of its subsidiaries and joint ventures. At June 30, 2019 and December 31, 2018, the Company had provided guarantees to certain financial institutions with respect to the credit lines granted to its subsidiaries and joint ventures, as presented in notes 17 and 18.

(34)   NON-CASH TRANSACTIONS

	Consolidated
	June 30, 2019	December 31, 2018

Capital increase in investees with advance for future capital increase	123	-
Provision for environmental costs capitalized in property, plant and equipment	14,529	1,679
Interest capitalized	11,618	12,808
Transfer between fixed assets and other assets	20,511	5,280

OTHER RELEVANT INFORMATION

Shareholders of CPFL Energia S/A holding more than 5% of the shares of the same type and class, at June 30, 2019:

Shareholders	Common shares	Interest - %
State Grid Brazil Power Participações Ltda.	730,435,698	63.39
ESC Energia S.A.	234,086,204	20.32
Other shareholders	187,732,538	16.29
Total	1,152,254,440	100.00

Quantity and characteristic of securities held by directly or indirectly Controlling Shareholders, Executive Officers, Board of Directors, Fiscal Council and Free Float, as of June 30, 2019 and December 31, 2018:

	June 30, 2019		December 31, 2018
Shareholders	Common shares	Interest - %	Common shares	Interest - %
Controlling shareholders	964,521,902	83.71	964,521,902	94.75
Administrator	-	-	-	-
Members of the Executive Officers	189	0.00	189	0.00
Members of the Board of Directors	-	-	-	-
Fiscal Council Members	-	-	-	-
Other shareholders	187,732,349	16.29	53,392,655	5.25
Total	1,152,254,440	100.00	1,017,914,746	100.00
Outstanding shares - free float	187,732,349	16.29	53,392,655	5.25

SHAREHOLDING STRUCTURE									2nd quarter of 2019
CPFL ENERGIA S/A									Per units shares		Date of last change
#	1 - SHAREHOLDERS OF THE COMPANY	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		964,521,902	83.71%	100.00%	-	0.00%	0.00%	964,521,902	83.71%
1.1	Esc Energia S.A.	15.146.011/0001-51	234,086,204	20.32%	100.00%	-	0.00%	0.00%	234,086,204	20.32%	June 27, 2019
1.2	State Grid Brazil Power Participações Ltda.	26.002.119/0001-97	730,435,698	63.39%	100.00%	-	0.00%	0.00%	730,435,698	63.39%	June 27, 2019
	Noncontrolling shareholders		187,732,538	16.29%	100.00%	-	0.00%	0.00%	187,732,538	16.29%
1.3	Board of Directors members	07.341.926/001-90	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%	June 27, 2019
1.4	Executive Office members		189	0.00%	100.00%	-	0.00%	0.00%	189	0.00%	June 27, 2019
1.5	Other shareholders		187,732,349	16.29%	100.00%	-	0.00%	0.00%	187,732,349	16.29%
	Total		1,152,254,440	100.00%	100.00%	-	0.00%	0.00%	1,152,254,440	100.00%
	2 - Entity: 1.1 Esc Energia S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		1,042,392,615	100.00%	100.00%	-	0.00%	0.00%	1,042,392,615	100.00%
1.1.1	State Grid Brazil Power Participações Ltda.	26.002.119/0001-97	1,042,392,615	100.00%	100.00%	-	0.00%	0.00%	1,042,392,615	100.00%	January 23, 2017
	Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.1.2	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		1,042,392,615	100.00%	100.00%	-	0.00%	0.00%	1,042,392,615	100.00%
	3 - Entity: 1.2 State Grid Brazil Power Participações S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		29,165,194,229	100.00%	100.00%	-	0.00%	0.00%	29,165,194,229	100.00%
1.2.1	International Grid Holdings Limited		29,165,194,229	100.00%	100.00%	-	0.00%	0.00%	29,165,194,229	100.00%	August 14, 2018
	Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.2.2	Top View Grid Investment Limited		1	0.00%	100.00%	-	0.00%	0.00%	1	0.00%	March 28, 2017
1.2.3	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		29,165,194,229	100.00%	100.00%	-	0.00%	0.00%	29,165,194,229	100.00%
	4 - Entity: 1.2.1 International Grid Holdings Limited	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%
1.2.1.1	State Grid International Development Limited		1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%	July 31, 2017
	Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.2.1.2	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%
	5 - Entity: 1.2.2 Top View Grid Investment Limited	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%
1.2.2.1	State Grid International Development Limited		1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%	July 31, 2017
	Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.2.2.2	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%
	6 - Entity: 1.2.1.1 State Grid International Development Limited	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		21,429,327,845	100.00%	100.00%	-	0.00%	0.00%	21,429,327,845	21.32%
1.2.1.1.1	State Grid International Development Co., Ltd		21,429,327,845	100.00%	100.00%	-	0.00%	0.00%	21,429,327,845	21.32%	July 31, 2017
	Noncontrolling shareholders		-	0.00%	0.00%	79,091,019,116	100.00%	100.00%	79,091,019,116	78.68%
1.2.1.1.2	State Grid Overseas Investment Ltd		-	0.00%	0.00%	79,091,019,116	100.00%	100.00%	79,091,019,116	78.68%	January 0, 1900
1.2.1.1.3	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		21,429,327,845	100.00%	21.32%	79,091,019,116	100.00%	78.68%	100,520,346,961	100.00%
	7 - Entity: 1.2.1.1.1 State Grid International Development Co., Ltd	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		7,131,288,000	100.00%	100.00%	-	0.00%	0.00%	7,131,288,000	100.00%
1.2.1.1.1.1	State Grid Corporation of China		7,131,288,000	100.00%	100.00%	-	0.00%	0.00%	7,131,288,000	100.00%	July 31, 2017
	Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.2.1.1.1.2	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		7,131,288,000	100.00%	100.00%	-	0.00%	0.00%	7,131,288,000	100.00%
	8 - Entity: 1.2.1.1.2 State Grid Overseas Investment Ltd	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		100	100.00%	100.00%	-	0.00%	0.00%	100	100.00%
1.2.1.1.2.1	State Grid Corporation of China		100	100.00%	100.00%	-	0.00%	0.00%	100	100.00%	July 31, 2017
	Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.2.1.1.2.2	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		100	100.00%	100.00%	-	0.00%	0.00%	100	100.00%

INDEPENDENT AUDITORS' REPORT

KPMG Auditores Independentes

Av. Coronel Silva Telles, 977 - 10º andar, Cambuí

13024-001 - Campinas/SP – Brasil

Edifício Dahruj Tower

Caixa Postal 737 - CEP 13012-970 - Campinas/SP - Brasil

Telephone +55 (19) 3198-6000, Fax +55 (19) 3198-6205

www.kpmg.com.br

INDEPENDENT AUDITORS’ REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

 (A free translation of the original report in Portuguese, as filed with the Brazilian Securities and Exchange Commission (CVM), prepared in accordance with the accounting practices adopted in Brazil, rules of the CVM and of the International Financial Reporting Standards - IFRS)

To the Board of Directors and Shareholders of

CPFL Energia S.A.

Campinas - SP

Introduction

We have reviewed the accompanying individual and consolidated, interim financial information of CPFL Energia S.A. (“the Company”), included in the Quarterly Information Form - ITR, for the quarter ended June 30, 2019, which comprises the statement of financial position as of June 30, 2019 and the respective statements of profit or loss and other comprehensive income for the three and six month period then ended, and changes in shareholders´ equity and cash flows for the six month period then ended, comprising the explanatory footnotes.

Management is responsible for the preparation of the individual interim financial information in accordance with CPC 21(R1) Technical Pronouncement - Interim Financial Information, and the consolidated interim financial information in accordance with CPC 21(R1) Technical Pronouncement - Interim Financial Information and International Standard IAS 34 - Interim Financial Reporting, issued by International Accounting Standards Board - IASB, and for presentation of this interim financial information in accordance with the rules issued by Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the quarterly information - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with the Brazilian and International Standard on Review Engagements (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. The scope of a review is substantially less than an audit conducted in accordance with auditing standards and, consequently, it does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information referred to above is not prepared, in all material respects, in accordance with CPC 21 (R1), applicable to the preparation of the Quarterly Information and presented in accordance with the rules issued by Brazilian Securities and Exchange Commission - CVM.

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information referred to above is not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, issued by IASB, applicable to the preparation of the Quarterly Information and presented in accordance with the rules issued by Brazilian Securities and Exchange Commission - CVM.

Other matters - Statements of Value Added

The individual and consolidated interim financial information, related to statements of value added (DVA) for the six-month period ended June 30, 2019, prepared under the responsibility of the Company's management, and presented as supplementary information for the purposes of IAS 34, were submitted to the same review procedures followed together with the review of the Company's interim financial information. In order to form our conclusion, we evaluated whether these statements are reconciled to the interim financial information and to the accounting records, as applicable, and whether their form and content are in accordance with the criteria set on Technical Pronouncement CPC 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added are not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

Campinas, August 05, 2019.

KPMG Auditores Independentes

CRC 2SP014428/O-6

(Original in Portuguese signed by)

Marcio José dos Santos

Accountant CRC 1SP252906/O-0

Management declaration on financial statements

In compliance with the provisions in items V and VI of article 25 of the Brazilian Securities & Exchange Commission (CVM) Instruction No. 480, of December 7, 2009, as amended by CVM Instruction No. 586, of June 8, 2017, the chief executive officers and the officers of CPFL Energia S.A, a publicly traded company, with its registered office at Rua Jorge Figueiredo Corrêa, nº 1.632, Jardim Professora Tarcília, CEP 13087-397 - Campinas - SP -  Brazil, enrolled with the National Register of Legal Entities (CNPJ ) under No. 02.429.144/0001-93, hereby stated that:

a)          they have reviewed and discussed, and agree with, the opinions expressed in the opinion of KPMG Auditores Independentes on the interim financial statements (Quarterly Information – ITR) of CPFL Energia for the period ended June 30, 2019;

b)          they have reviewed and discussed, and agree with, the interim financial statements (Quarterly Information – ITR) of CPFL Energia for the period ended June 30, 2019;

Gustavo Estrella Chief Executive Officer, holding also the function of Business Development and Planning Vice-President and Business Management Vice-President

Yumeng Zhao Executive Vice-President

Gustavo Pinto Gachineiro Legal and Institution Relations Vice- President	YueHui Pan Chief Financial and Investor Relations Officer, holding also the function of Deputy Chief Financial Officer

Karin Regina Luchesi Market Operations Vice-President	Luis Henrique Ferreira Pinto Regulated Operations Vice-President

Management declaration on independent auditor´s report

In compliance with the provisions in items V and VI of article 25 of the Brazilian Securities & Exchange Commission (CVM) Instruction No. 480, of December 7, 2009, as amended by CVM Instruction No. 586, of June 8, 2017, the chief executive officers and the officers of CPFL Energia S.A, a publicly traded company, with its registered office at Rua Jorge Figueiredo Corrêa, nº 1.632, Jardim Professora Tarcília, CEP 13087-397 - Campinas - SP -  Brazil, enrolled with the National Register of Legal Entities (CNPJ ) under No. 02.429.144/0001-93, hereby stated that:

a)

they have reviewed and discussed, and agree with, the opinions expressed in the opinion of KPMG Auditores Independentes on the interim financial statements (Quarterly Information – ITR) of CPFL Energia for the period ended June 30, 2019;

b)	they have reviewed and discussed, and agree with, the interim financial statements (Quarterly Information – ITR) of CPFL Energia for the period ended June 30, 2019;

Gustavo Estrella Chief Executive Officer, holding also the function of Business Development and Planning Vice-President and Business Management Vice-President

Yumeng Zhao Executive Vice-President

Gustavo Pinto Gachineiro Legal and Institution Relations Vice- President	YueHui Pan Chief Financial and Investor Relations Officer, holding also the function of Deputy Chief Financial Officer

Karin Regina Luchesi Market Operations Vice-President	Luis Henrique Ferreira Pinto Regulated Operations Vice-President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 31, 2019

CPFL ENERGIA S.A.

By:	/S/ YueHui Pan
Name: Title:	YueHui Pan Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.